      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 8, 1998


                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 2
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------


                                  NORTEK, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    3634                                   05-0314991
      (STATE OR OTHER JURISDICTION                   (PRIMARY STANDARD                          (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)       INDUSTRIAL CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                                50 KENNEDY PLAZA
                         PROVIDENCE, RHODE ISLAND 02903
                                 (401) 751-1600
               (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER
        INCLUDING AREA CODE OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            KEVIN W. DONNELLY, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                  NORTEK, INC.
                                50 KENNEDY PLAZA
                         PROVIDENCE, RHODE ISLAND 02903
                                 (401) 751-1600
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                DOUGLASS N. ELLIS, JR., ESQ.                                   WILLIAM F. SCHWITTER, ESQ.
                        ROPES & GRAY                                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
                  ONE INTERNATIONAL PLACE                                           399 PARK AVENUE
                BOSTON, MASSACHUSETTS 02110                                     NEW YORK, NEW YORK 10022
                       (617) 951-7000                                                (212) 318-6000

                            ------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of the Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                    SUBJECT TO COMPLETION, DATED MAY 8, 1998

PROSPECTUS

                                2,000,000 SHARES

                                  NORTEK, INC.

                                  COMMON STOCK


     All of the 2,000,000 shares of Common Stock, $1.00 par value per share (the "Common Stock"), offered hereby (the "Offering") are being offered by Nortek, Inc. ("Nortek" or the "Company"). The Common Stock is listed on the New York Stock Exchange under the symbol "NTK." On May 7, 1998, the last reported sale price of Common Stock on the New York Stock Exchange was $32.63 per share. See "Price Range of Common Stock."


                         ------------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                         ------------------------------

=======================================================================================================================
                                                                            UNDERWRITING
                                                     PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                                      PUBLIC               COMMISSIONS(1)             COMPANY(2)
-----------------------------------------------------------------------------------------------------------------------
Per Share...................................            $                        $                        $
-----------------------------------------------------------------------------------------------------------------------
Total(3)....................................        $                        $                        $
=======================================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses of the Offering payable by the Company estimated at $750,000.


(3) The Company has granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $          , $          and $          , respectively. See "Underwriting."


                         ------------------------------

     The shares of Common Stock are offered severally by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made against
payment therefor on or about                  , 1998 at the offices of Bear,
Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

                         ------------------------------

BEAR, STEARNS & CO. INC.
                     PAINEWEBBER INCORPORATED
                                         WASSERSTEIN PERELLA SECURITIES, INC.

            THE DATE OF THIS PROSPECTUS IS                  , 1998.

                            [INSIDE FRONT COVER ART]

[Black, gray & steel range hood picture]

A Best(R) by Broan(R) stainless steel range hood produced in Nortek's Italian manufacturing operation.

[Cooling system picture]

A Mammoth(R) custom designed cooling system. The Company estimates approximately half of its commercial HVAC sales are to the replacement and retrofit market.

[White and black range hood picture]

A Broan(R) range hood produced at its automated manufacturing line which produces approximately eight range hoods per minute.

[Air conditioner picture]


Nordyne recently began selling HVAC equipment for the site built, residential market under the well-known Frigidaire(R), Tappan(R) and Philco(R) consumer brand names.



Frigidaire(R), Tappan(R) and Philco(R) are registered trademarks of White Consolidated Industries, Inc. and are used under license.


[Beige indoor air quality unit picture]

An efficient Broan(R) IAQ (Indoor Air Quality) unit used to exchange indoor/outdoor air.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."


                            ------------------------

         SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     Certain of the matters discussed in this Prospectus and in the documents incorporated herein by reference may constitute "forward-looking" statements for purposes of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such may involve known and unknown risks over which the Company has no control, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements presented herein or expressed or implied by such forward-looking statements. When used in this Prospectus, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. These risks and uncertainties include increases in raw material costs (including, among others, steel, copper, packaging material, plastics, resins, glass, wood and aluminum) and purchased component costs, the level of domestic and foreign construction and remodeling activity affecting residential and commercial markets, interest rates, employment, inflation, currency translation, consumer spending levels, operating in international economies, the rate of sales growth, price and product liability claims. In connection with the Company's proposed acquisition of NuTone Inc., factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following: (i) expected cost savings from the acquisition cannot be fully realized or realized within the expected time frame;
(ii) costs or difficulties related to the integration of the business of NuTone Inc. are greater than expected; (iii) revenues following the acquisition are lower than expected; (iv) general economic conditions, either nationally or in one or more states in which NuTone Inc. conducts business, are less favorable than expected; or (v) the acquisition of NuTone Inc. is not consummated, in whole or in part. Other important factors that could cause the actual results, performance or achievements of the Company to differ materially from the Company's expectations are disclosed or incorporated by reference in this Prospectus ("Cautionary Statements"), including, without limitation, those statements made in conjunction with the forward-looking statements included under "Risk Factors" and elsewhere herein. All written and oral forward-looking statements attributable to the Company are expressly qualified in their entirety by the Cautionary Statements.

     Readers are cautioned not to place undue reliance on forward-looking statements, including statements made in this Prospectus, which speak only as of the date made (including the date of any document incorporated by reference in the case of any forward-looking statements contained therein), and the Company undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date originally made or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures made by the Company in the Company's periodic reports filed with the Securities and Exchange Commission (the "Commission").

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Exchange Act and the rules and regulations thereunder, and in accordance therewith, files periodic reports, proxy and information statements, and other information with the Commission. All reports, proxy and information statements and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549, at prescribed rates. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements regarding registrants, such as the Company, that file electronically with the Commission. The Common Stock is listed on the New York Stock Exchange and all reports, proxy and information statements, and other information filed by the Company with the Commission also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or portions thereof filed with the Commission are incorporated into this Prospectus by reference:


          (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1997 as amended by the Company's Annual Report on Form 10-K/A, filed with the Commission on April 20, 1998;



          (2) The description of the Common Stock which is contained in the Company's Registration Statement on Form 8-A, filed with the Commission on April 21, 1981, including any amendments or reports for the purpose of updating such description;


          (3) The description of the Company's special common stock which is contained in the Company's Registration Statement on Form 8-A, filed with the Commission on November 25, 1986, including any amendments or reports for the purpose of updating such description;

          (4) The description of the rights issued by the Company pursuant to the Second Amended and Restated Rights Agreement which is contained in the Company's Registration Statement on Form 8-A, filed with the Commission on April 4, 1986, including any amendments or reports for the purpose of updating such description;


          (5) The Company's Current Report on Form 8-K, filed with the Commission on September 10, 1997, as amended by the Company's Current Report on Form 8-K/A, filed with the Commission on September 12, 1997;



          (6) The Company's Current Report on Form 8-K, filed with the Commission on March 12, 1998, as amended by the Company's Current Report on Form 8-K/A, filed with the Commission on March 18, 1998; and



          (7) The Company's Current Report on Form 8-K, filed with the Commission on May 7, 1998.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the initial filing of the Registration Statement of which this Prospectus is a part and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents which have been or may be incorporated by reference into this Prospectus, except that exhibits to such documents will not be provided unless they are specifically incorporated by reference into such documents. Requests for copies of any such document should be directed to Nortek, Inc., 50 Kennedy Plaza, Providence, Rhode Island 02903-2630, Attn: General Counsel, Telephone: (401) 751-1600.

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by, and should be read in connection with, the more detailed information and financial data, including the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference. Unless otherwise indicated, (i) references to the "Company" or "Nortek" are to Nortek, Inc., a Delaware corporation, and its subsidiaries, prior to and without giving effect to the proposed acquisition of NuTone Inc.; (ii) the description of the Company's business reflects the discontinuation of the Company's Plumbing Products Group in the fourth quarter of 1997; and (iii) the information in this Prospectus assumes the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     The Company is a diversified manufacturer of residential and commercial building products, operating within four principal product groups: the Residential Building Products Group; the Air Conditioning and Heating Products Group; the Windows, Doors and Siding Group; and the Specialty Products and Distribution Group. Through these product groups, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the residential and commercial construction, manufactured housing and the do-it-yourself ("DIY") and professional remodeling and renovation markets.

     The Company's current management team, led by Chief Executive Officer Richard L. Bready since the end of 1990, has successfully implemented a strategy of internal growth and growth through acquisitions while selectively divesting non-core and underperforming businesses. From 1991 to 1994, the Company divested eight businesses, and since 1995 has completed four acquisitions. The Company's largest acquisition was completed in August 1997 when it acquired Ply Gem Industries, Inc. and its subsidiaries ("Ply Gem"), a leading manufacturer of windows, doors, siding and specialty wood products (the "Ply Gem Acquisition").

     A brief description of the Company's four principal product groups is provided below (pro forma 1997 net sales totals give effect to the Ply Gem Acquisition as if it had occurred on January 1, 1997):

     Residential Building Products Group (26.1% of pro forma 1997 net sales). This Group primarily services the residential construction, DIY and professional renovation markets and is the largest supplier in North America of range hoods, bath fans, combination units (fan, heater and light combinations) and indoor air quality products (such as continuous-ventilation systems and energy-recovery ventilators). This Group also is one of the leading suppliers in Western Europe, South America and the Middle East of luxury "Eurostyle" range hoods. Products are marketed under the Broan(R), Best(R), vanEE(R), Venmar(R) and Rangaire(R) brand names.

     Air Conditioning and Heating Products Group (25.4% of pro forma 1997 net sales). This Group manufactures and sells air conditioning and heating ("HVAC") systems for custom-designed commercial applications and for manufactured and site-built residential housing. This Group's commercial HVAC systems are designed to meet customer specifications and operate on the rooftops of or individual floors within commercial offices, manufacturing and educational facilities, hospitals, retail stores and governmental buildings. Brand names for commercial products include Governair(R), Mammoth(R) and Temtrol(R). This Group also designs and sells a broad line of central air conditioners, heat pumps, furnaces and a wide range of accessories for the manufactured and site built residential housing market. This Group markets its residential products under the Intertherm(R) and Miller(R) brand names and recently licensed the use of the well-known Frigidaire(R), Tappan(R) and Philco(R) consumer brand names.

     Windows, Doors and Siding Group (29.7% of pro forma 1997 net sales). This Group is a leading manufacturer and distributor of vinyl and wood windows and doors and vinyl siding for use in the residential construction, DIY and professional renovation markets. The Company believes it is among the largest suppliers of vinyl windows serving the replacement market in the United States. The Company also believes it has achieved significant penetration of the home center distribution channel, within which it is a leading supplier of vinyl siding and wood windows. This Group markets its windows under the Great Lakes(R), Vetter(R), Crestline(R) and ProCraft(R) brand names and its vinyl siding under the Varigrain(R) brand name and the Georgia Pacific label.

     Specialty Products and Distribution Group (18.8% of pro forma 1997 net sales). This Group manufactures and distributes treated wood products, specialty lumber and decorative home products which are marketed to home centers, cooperative buying groups, lumberyards and independent wholesale distributors for use generally in residential decking, roofing, siding and landscaping as well as various commercial construction applications. This Group also distributes decorative products for the home, including pre-finished wood paneling, solid wood planking, imported ceramic, marble and porcelain tile and melamine coated panels. The Company is currently considering selling one or more of its businesses in this Group.

     For the three year period ended December 31, 1997, the Company's net sales and diluted earnings per share from continuing operations grew at a compounded annual rate of approximately 22.6% and 30.4%, respectively, due to a combination of internal growth, complementary acquisitions and the effects of the Company's stock repurchase program. See "Selected Historical Consolidated Financial Data." For the fiscal year ended December 31, 1997, the Company's pro forma adjusted net sales, operating earnings and earnings from continuing operations were approximately $1.65 billion, $107.3 million and $20.9 million, respectively. See "Unaudited Pro Forma Condensed Consolidated Financial Data."

     The Company's principal executive offices are located at 50 Kennedy Plaza, Providence, Rhode Island 02903-2630 and its telephone number is (401) 751-1600. The Company also maintains an Internet web site at http://www.nortek-inc.com.

                               BUSINESS STRATEGY

     The Company seeks to realize consistent, profitable growth principally by:
(i) developing and maintaining leadership positions in market segments which the Company believes are growing at rates in excess of the overall building products industry; (ii) opportunistically expanding its product portfolio to achieve synergies in marketing, distribution and manufacturing; (iii) increasing its presence in the less cyclical replacement and retrofit market; (iv) operating as a low cost producer to maintain a competitive advantage; and (v) successfully completing and integrating strategic acquisitions.

     Target High Growth Market Segments. The Company targets those segments of the building products industry that it believes are experiencing more rapid growth than the overall building products industry. These targeted segments include: (i) the general repair and renovation market, which continues to benefit from the increasing age and size of the U.S. housing stock and the proliferation of home center chains; (ii) the manufactured housing market, which has represented an increasing proportion of new housing starts over the past five years; and (iii) the vinyl windows and siding market, which has cost and performance characteristics that have resulted in substantially increased penetration of such products within the new home and retrofit markets. By increasing its presence in these market segments, the Company seeks to achieve rates of growth in excess of the overall building products industry. For example, net sales of the Company's Air Conditioning and Heating Products Group have grown at an internal compounded annual growth rate of approximately 12.1% for the five year period ended December 31, 1997, reflecting increasing demand for replacement products as the installed base of HVAC systems in the United States has grown.

     Achieve Marketing, Distribution and Manufacturing Synergies. The Company pursues increased penetration of distribution channels such as home centers and manufactured home builders which it believes present cross-marketing opportunities for the Company's expanding portfolio of products. For example, the Ply Gem Acquisition provides the opportunity to market Ply Gem's vinyl products to the manufactured housing market, in which the Company's HVAC products maintain a leading position. Similarly, the Company expects to leverage Ply Gem's position as one of the largest suppliers of vinyl siding and wood windows to home centers to increase the Company's existing sales of residential building products. Most recently, the Company entered into agreements to license several well-known consumer brand names, including Frigidaire(R), Tappan(R) and Philco(R), which the Company expects to be well-received by HVAC residential distributors. The Company also seeks to achieve synergies in manufacturing by rationalizing its manufacturing processes among its products. For example, the Company transferred the manufacture of certain "Eurostyle" range hood products sold into the North American markets from the facilities of Best S.p.A. ("Best") in Italy to Venmar Ventilation inc.'s ("Venmar") lower-cost Canadian facilities and also centralized production of its indoor-air-quality products into the same facilities.

     Increase Presence in Less Cyclical Replacement and Retrofit Market. The Company seeks to increase its presence in the replacement and retrofit market and lessen its dependence on the new construction segment of the building products industry, which is more sensitive to economic cycles. For example, the recent acquisition of Ply Gem, which is a leading supplier of windows to the replacement market, increased the Company's presence in the replacement and retrofit market. Other businesses of the Company which maintain a significant presence in the replacement and retrofit market include the Company's HVAC and ventilation businesses.

     Operate as a Low Cost Producer. The Company employs a combination of rigorous production controls, advanced manufacturing systems, capital investment and quality management systems to seek to achieve consistently low cost operations. To promote cost efficient operations, the Company also centralizes certain of its overhead functions, including its risk management, tax reporting and legal functions, and coordinates certain activities of its subsidiaries' operations, such as purchasing and transportation.

     Complete and Integrate Strategic Acquisitions. The Company has demonstrated an ability to successfully integrate acquired businesses. In 1995, the Company acquired Best, Rangaire Company ("Rangaire") and Venmar. Since that time, the Company has taken numerous actions to integrate these acquisitions into its Residential Building Products Group, including elimination of corporate redundancies, rationalization of multiple sales forces and a general reorganization of product line responsibilities related to its "Eurostyle" range hood and indoor-air-quality products as described above. Partially as a result of these actions, operating earnings within the Residential Building Products Group have increased as a percentage of net sales from 7.9% in 1995 to 10.5% in 1997.

     Since acquiring Ply Gem in August 1997, the Company has eliminated expenses associated with Ply Gem's corporate headquarters, consolidated certain corporate functions such as accounting, legal, tax, risk management and identified and commenced rationalization of underperforming product lines.

                              RECENT DEVELOPMENTS

Proposed Acquisition of NuTone Inc.

     On March 9, 1998, the Company, through a wholly-owned subsidiary ("Acquisition Sub"), entered into a Stock Purchase and Sale Agreement (the "Purchase Agreement") with Williams Y&N Holdings, Inc. ("Williams Y&N"), a subsidiary of Williams plc ("Williams" and together with the Company, Acquisition Sub and Williams Y&N, the "Acquisition Parties"), pursuant to which the Company agreed to purchase NuTone Inc., a Delaware corporation ("NuTone") for an aggregate purchase price of $242.5 million, subject to certain adjustments, plus the assumption of operating liabilities (the "Proposed Acquisition"). If the Proposed Acquisition is consummated, the Company will use the net proceeds from the Offering and available cash to finance a portion of the purchase price for the Proposed Acquisition. In order to consummate the Proposed Acquisition, the Company will need to raise additional funds through debt financings. Following the Proposed Acquisition, the Company anticipates that additional funds required to support its working capital needs will be obtained from available cash, cash from continuing operations, additional borrowings and the proceeds from sales of certain of the Company's existing businesses. If the Proposed Acquisition is not consummated, the Company intends to use the net proceeds of the Offering for general corporate purposes. See "Use of Proceeds."

     NuTone is a leading manufacturer and supplier of built-in electrical appliances for use primarily in single household residential construction and remodeling. NuTone has two principal product categories: Ventilation Products and Bath/Electronics/Specialty ("BES") Products. Ventilation Products manufactures home indoor air quality products, including a full line of exhaust fans, heaters, range hoods, paddle fans and other ventilation products. BES Products offers a wide variety of primarily electronic home improvement products, including intercoms, audio speakers, door chimes, central vacuum cleaners and bath cabinets and accessories. All of NuTone's products are marketed under the NuTone(R) brand name.

     For the year ended December 31, 1997, NuTone had net sales, EBITDA and operating earnings of approximately $199.1 million, $28.2 million and $24.8 million, respectively. The Company expects to achieve an estimated $16.7 million in annualized cost reductions related to the Proposed Acquisition within 12 to 18 months following the consummation of the acquisition. The magnitude and timing of these cost reductions represent estimates and actual savings could differ materially. See "Unaudited Pro Forma Condensed Consolidated Financial Data."


     Consummation of the Proposed Acquisition is subject to the expiration or termination of the applicable waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The Federal Trade Commission (the "FTC") is reviewing the Proposed Acquisition under the HSR Act and has issued a "second request" ("Second Request") for certain additional information. The FTC has taken no position with respect to the transaction and there can be no assurance that the Proposed Acquisition, as currently structured, will be consummated. If the Proposed Acquisition is not consummated on a timely basis as a result of the FTC's review, the Company expects that it will incur an approximate $3.1 million net after tax charge to its earnings during fiscal 1998 as a result of fees, expenses and other acquisition-related costs. The Offering is not conditioned upon consummation of the Proposed Acquisition. See "Risk Factors -- Inability to Complete Proposed Acquisition of NuTone" and "Recent Developments."



  First Quarter of Fiscal 1998



     On May 6, 1998, the Company reported net sales for the first quarter of fiscal 1998 of approximately $392.5 million as compared to approximately $194.2 million for the first quarter of fiscal 1997. First quarter 1998 net sales included $172.6 million from the Ply Gem Acquisition. EBITDA for the first quarter of fiscal 1998 was approximately $29.7 million as compared to EBITDA of approximately $18.3 million for the first quarter of 1997. In addition, the Company's earnings from continuing operations were $1.3 million for the first quarter of 1998 as compared to $4.7 million for the first quarter of 1997. On a pro forma as adjusted basis, there was a loss from continuing operations of $600,000 for the first quarter of 1997.



     Earnings from continuing operations per diluted share were $.13 in the first quarter of 1998 as compared to earnings from continuing operations per diluted share of $.47 for the first quarter of 1997. On a pro forma as adjusted basis, there was a loss per diluted share from continuing operations of $.06 for the first quarter of 1997.



     First quarter 1998 net sales reflect an approximate 13% increase from the Company's continuing first quarter 1997 operations, plus the additional net sales attributable to the Ply Gem Acquisition.



     On May 8, 1998, the Company announced that it had sold the assets of its Ply Gem subsidiary Studley Products, Inc. ("Studley"). Studley had sales of approximately $22.0 million in 1997. Studley had been treated as a discontinued operation since the Ply Gem Acquisition. The terms of the sale were not disclosed.


                                  THE OFFERING

Common Stock Offered by the
Company..........................    2,000,000 shares(1)

Common Stock Outstanding after
  the Offering...................    11,554,780 shares(2)

Use of Proceeds..................    To finance the Proposed Acquisition, or, if
                                     the Proposed Acquisition is not
                                     consummated, to be used for general
                                     corporate purposes, including working
                                     capital requirements, capital additions, other acquisitions and possible reduction of indebtedness.

New York Stock Exchange Symbol...    NTK

---------------
(1) Does not include 300,000 shares which the Underwriters have the option to purchase from the Company to cover over-allotments, if any.

(2) Based on the number of shares of Common Stock outstanding as of March 31, 1998 and includes 578,660 shares of Common Stock issuable upon conversion of outstanding shares of the Company's Special Common Stock, $1.00 par value per share (the "Special Common Stock"), issued and outstanding as of March 31, 1998. Does not include 712,496 shares of Common Stock and 653,849 shares of Special Common Stock reserved under the Company's stock option plans, of which 387,580 shares of Common Stock and 273,849 shares of Special Common Stock were subject to outstanding options as of March 31, 1998.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION


     The following summary historical financial data for each of the five years in the period ended December 31, 1997 have been derived from the consolidated financial statements of the Company which were audited by Arthur Andersen LLP, independent public accountants. The "Pro Forma Adjusted Offering and Ply Gem" Statement of Operations Data and Other Data give effect to (i) the Offering (at an assumed offering price of $32.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company); (ii) the Ply Gem Acquisition; (iii) an estimated $18.1 million of Ply Gem cost reductions based on actions taken or expected to be taken by the Company; (iv) the Company's issuance in 1997 of $175.0 million principal amount of 9 1/4% Senior Notes due 2007 (the "9 1/4% Notes"); and (v) the Company's issuance in 1997 of $310.0 million principal amount of 9 1/8% Senior Notes due 2007 (the "9 1/8% Notes"), in each case as if such events had occurred on January 1, 1997. The "Pro Forma Adjusted Offering, Ply Gem and NuTone" Statement of Operations Data and Other Data give effect to items (i) through (v) in the preceding sentence, the Proposed Acquisition, an estimated $16.7 million in cost reductions relating to the Proposed Acquisition and $130.0 million of additional indebtedness that will be required to finance the Proposed Acquisition and to pay related fees and expenses, including financing fees and expenses, in each case as if such events had occurred on January 1, 1997. The following summary financial data should be read in conjunction with the Company's audited Consolidated Financial Statements and Notes thereto, the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," Ply Gem's audited and unaudited Consolidated Financial Statements and Notes thereto, NuTone's audited Consolidated Financial Statements and Notes thereto and the "Unaudited Pro Forma Condensed Consolidated Financial Data" included elsewhere or incorporated by reference herein.


                                                            YEAR ENDED DECEMBER 31,
                               ----------------------------------------------------------------------------------
                                                                                               1997
                                                                                  -------------------------------
                                                                                        PRO FORMA ADJUSTED
                                                                                            (UNAUDITED)
                                                                                                     OFFERING,
                                                                                  OFFERING AND      PLY GEM AND
                               1993(1)   1994(1)    1995      1996       1997     PLY GEM(2)(3)   NUTONE(2)(4)(5)
                               -------   -------   -------   -------   --------   -------------   ---------------
                                                 (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
  DATA(6):
Net sales....................  $ 627.5   $ 616.0   $ 656.8   $ 841.6   $1,134.1     $1,650.1         $1,849.1
Operating earnings...........     31.7      44.4      43.0      61.0       83.0        107.3            142.9
Interest expense, net........     19.4      18.5      14.9      22.4       40.3         70.3             84.4
Earnings (loss) from
  continuing operations......    (10.2)     15.4      17.5      23.7       26.4         20.9             31.1
Earnings (loss) per share
  from continuing
  operations(7):
  Basic......................  $ (0.81)  $  1.23   $  1.41   $  2.26   $   2.75     $   1.80         $   2.68
  Diluted....................    (0.81)     1.21      1.39      2.23       2.68         1.76             2.62
Weighted average number of
  shares (in thousands):
  Basic......................   12,532    12,543    12,445    10,485      9,605       11,605           11,605
  Diluted....................   13,335    13,100    12,569    10,641      9,855       11,855           11,855
OTHER DATA(6):
Capital expenditures.........  $   8.7   $  14.4   $  15.7   $  19.8   $   22.5     $   45.5         $   49.2
Depreciation and amortization
  including non-cash
  interest...................     18.0      15.5      16.2      21.0       28.4         42.2             51.9
EBITDA(8)....................     49.2      58.6      58.1      80.8      109.7        146.6            191.5

                                                                                 DECEMBER 31, 1997
                                                                         ---------------------------------
                                                                                PRO FORMA ADJUSTED
                                                                                    (UNAUDITED)
                                                                                             OFFERING,
                                                                         OFFERING AND       PLY GEM AND
                                                    DECEMBER 31, 1997    PLY GEM(2)(9)    NUTONE(2)(5)(10)
                                                    -----------------    -------------    ----------------
                                                                    (DOLLARS IN MILLIONS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable
  securities(11)..................................      $  168.2           $  228.2           $  109.0
Working capital...................................         341.8              401.9              302.7
Total assets......................................       1,304.5            1,364.6            1,579.0
Total debt........................................         853.6              853.6              983.6
Stockholders' investment..........................         128.1              188.1              188.1

---------------
 (1) In the third quarter of 1993, the Company provided a pre-tax valuation reserve of approximately $20.3 million to reduce the Company's net investment in Dixieline Products, Inc. ("Dixieline") to estimated net realizable value. On March 31, 1994, the Company sold all of the capital stock of Dixieline for approximately $18.8 million in cash and $6.0 million in preferred stock of the purchaser. No additional loss in 1994 was incurred in connection with the sale. In January 1995, the Company paid approximately $1.8 million as a final purchase price adjustment related to the sale in 1992 of its wholly owned subsidiary Bend Millwork Systems, Inc. ("Bend") and recorded a charge to pre-tax earnings in the fourth quarter of 1994.

 (2) The Ply Gem Acquisition has been and the Proposed Acquisition will be accounted for under the purchase method of accounting. The summary unaudited pro forma adjusted consolidated financial data have been prepared utilizing preliminary purchase price allocations. The preliminary purchase price allocations are subject to refinement until all pertinent information regarding the acquisitions is obtained and accordingly the amounts presented herein are subject to change.

 (3) Gives effect to the Ply Gem Acquisition, an estimated $4.0 million of cost reductions directly attributable to the Ply Gem Acquisition and an estimated $14.1 million of additional cost savings and reductions related to the Ply Gem Acquisition based on actions taken or to be taken by the Company (the Ply Gem cost reductions represent an estimate -- actual savings achieved could differ materially from those presented), issuance of the 9 1/4% Notes, issuance of the 9 1/8% Notes and the Offering, in each case as if such events had occurred on January 1, 1997. The Ply Gem Acquisition occurred on August 26, 1997 and has been accounted for under the purchase method of accounting. See "Unaudited Pro Forma Condensed Consolidated Financial Data."


 (4) Gives effect to the transactions and adjustments discussed in Note 3 above and the Proposed Acquisition, in each case as if such events had occurred on January 1, 1997 and reflects an estimated $1.7 million of cost reductions directly attributable to the Proposed Acquisition and $15.0 million of estimated additional cost reductions and synergies the Company expects to achieve as a result of (i) elimination of management fees and other charges paid by NuTone to Williams plc and related entities; (ii) consolidation of duplicative corporate expenses and overhead, both at the Company and NuTone; and (iii) synergistic operational savings related to the Proposed Acquisition (the cost reductions and synergies relating to the Proposed Acquisition represent an estimate -- actual savings achieved could differ materially from those presented). Also reflects the expected use of approximately $60.0 million from the net proceeds from the Offering, $60.0 million of available cash and $130.0 million of additional indebtedness that will be required to finance the Proposed Acquisition and to pay related fees and expenses, including financing fees and expenses. See "Unaudited Pro Forma Condensed Consolidated Financial Data."


 (5) Consummation of the Proposed Acquisition is subject to the expiration or termination of the applicable waiting period under the HSR Act. The FTC has issued a Second Request in connection with the Proposed Acquisition and there can be no assurance that the Proposed Acquisition, as currently structured, will be consummated. See "Risk Factors -- Inability to Complete Proposed Acquisition of NuTone" and "Recent Developments."

 (6) In the fourth quarter of 1997, the Company adopted a plan to discontinue its Plumbing Products Group. Accordingly, the results of the Plumbing Products Group have been excluded from earnings from continuing operations and classified separately as discontinued operations for all periods presented. See Note 9 of the Notes to Consolidated Financial Statements of the Company included elsewhere herein.

 (7) In 1997, the Company adopted the provisions of SFAS No. 128, Earnings Per Share. This statement, issued by the FASB in February 1997, establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock. This statement replaces the presentation of primary EPS with a presentation of basic EPS and replaces the presentation of fully-diluted EPS with diluted EPS. All periods presented have been restated to conform to SFAS No. 128.

 (8) "EBITDA" is operating earnings from continuing operations plus depreciation and amortization (other than amortization of deferred debt expense and debt discount) and excludes the charges described in Note 1 above. EBITDA should not be considered as an alternative to net earnings as a measure of the Company's operating results or to cash flows as a measure of liquidity. EBITDA principally differs from net increase (decrease) in unrestricted cash and cash equivalents shown on the Consolidated Statement of Cash Flows of the Company, prepared in accordance with generally accepted accounting principles, in that EBITDA does not reflect capital expenditures, borrowings, principal and interest payments under debt and capital lease obligations, income tax payments and cash flows from operating, investing and financing activities.

 (9) Gives effect to the Offering and the application of net proceeds therefrom as described in "Use of Proceeds."

(10) Gives effect to the Offering and the application of the net proceeds therefrom as described in "Use of Proceeds" and the Proposed Acquisition under the financing assumptions discussed in Note 4 above.

(11) Includes restricted cash, investments and marketable securities in the amount of $6.3 million as of December 31, 1997 (historical and pro forma adjusted).

                                  RISK FACTORS

     In addition to the other information included or incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus. Except for the historical information contained herein or incorporated herein by reference, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties. The Cautionary Statements contained or incorporated by reference in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear or are incorporated by reference in this Prospectus. The Company's actual results could differ materially from those discussed herein. Important factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein or incorporated herein by reference.

INABILITY TO COMPLETE PROPOSED ACQUISITION OF NUTONE

     On March 9, 1998, the Company, through Acquisition Sub, entered into the Purchase Agreement to acquire NuTone. Under the HSR Act and the rules promulgated thereunder by the FTC, certain transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and any applicable waiting period requirements have been satisfied. The consummation of the Proposed Acquisition is subject to the expiration or termination of the applicable waiting period under the HSR Act. In addition, the Proposed Acquisition may be subject to review by Canadian antitrust authorities.

     The FTC is currently conducting an investigation of the Proposed Acquisition and has issued a Second Request to obtain additional information relevant to the Proposed Acquisition. The Acquisition Parties have agreed to use commercially reasonable efforts to respond to the Second Request and are currently in the process of collecting information in response to the Second Request. The FTC has not taken a position with respect to the Proposed Acquisition. At any time before or after the consummation of the Proposed Acquisition, notwithstanding that the waiting period under the HSR Act may have expired at that time, the FTC may take such action under the antitrust laws as it deems necessary or desirable to the public interest, including seeking to enjoin the consummation of the Proposed Acquisition or seeking the divestiture of certain assets of NuTone or possibly the Company. State attorneys general and private parties may also bring actions under the antitrust laws under certain circumstances. There can be no assurance that the FTC or other parties will not seek and obtain a preliminary or permanent injunction enjoining consummation of the Proposed Acquisition. As a condition to permitting consummation of the Proposed Acquisition, the FTC or other parties might seek to impose or to have a court impose certain operating restrictions on the combined enterprise or require that the Acquisition Parties agree to terms and conditions not contemplated by the Purchase Agreement. If the Proposed Acquisition is consummated, there can be no assurance that the combined enterprise might not be required to divest certain assets or product lines and that such divestitures might not adversely affect the results of operations of the Company, the results of operations of NuTone, the Company's ability to achieve certain cost savings expected in relation to the Proposed Acquisition or the market value of the Common Stock. If the Proposed Acquisition is not consummated on a timely basis as a result of the FTC's review, the Company expects that it will incur an approximately $3.1 million net after tax charge to its earnings during fiscal 1998 as a result of fees, expenses and other acquisition-related costs. The Company is unable to predict the outcome of the FTC's investigation or the outcome of any proceeding that may be commenced by the FTC or other parties, and there can be no assurance that the Proposed Acquisition, as currently structured, will be consummated.

     In order to consummate the Proposed Acquisition and related transactions, the Company will need to raise approximately $130.0 million through debt financings. There can be no assurance that the Company will be able to obtain such financing on satisfactory terms. If the Company does not consummate the Proposed Acquisition in a timely manner other than as a result of the FTC's review, the Company expects that it will incur an approximately $4.4 million net after tax charge to its earnings during fiscal 1998 as a result of fees, expenses and other acquisition-related costs.

     The Offering is not conditioned upon the consummation of the Proposed Acquisition. See "Recent Developments."

SUBSTANTIAL LEVERAGE

     The Company has, and after giving effect to the Offering and the application of the net proceeds therefrom, will continue to have, substantial consolidated long-term indebtedness in relation to its stockholders' investment. In addition, in order to consummate the Proposed Acquisition, the Company will need to raise additional funds through debt financings. The Company anticipates that following the Proposed Acquisition additional funds required to support its working capital needs will be obtained from available cash, cash from continuing operations, additional borrowings and the proceeds of asset sales of existing businesses. Other than limited working capital facilities at the subsidiary level, the Company has no working capital facility. See "Description of Certain Indebtedness -- Other Obligations." As of December 31, 1997, after giving pro forma effect to the Offering and the application of the net proceeds therefrom and to the incurrence of approximately $130.0 million of additional indebtedness to finance the Proposed Acquisition, the Company would have had outstanding consolidated indebtedness of approximately $983.6 million and total stockholders' investment of approximately $188.1 million. The degree to which the Company is leveraged could have significant consequences to holders of shares of the Common Stock, including the following: (i) the Company's ability to obtain additional financing in the future for refinancing indebtedness, acquisitions, working capital, capital expenditures or other purposes may be impaired; (ii) funds available to the Company for its operations and general corporate purposes or for capital expenditures will be reduced as a result of the dedication of a substantial portion of the Company's consolidated cash flow from operations to the payment of principal and interest on its indebtedness;
(iii) the Company is more highly leveraged than certain of its competitors, which may place it at a competitive disadvantage; (iv) the agreements governing the Company's and its subsidiaries' long-term indebtedness and bank loans contain certain restrictive financial and operating covenants, including, in the case of certain indebtedness of subsidiaries, certain covenants that restrict the ability of subsidiaries to pay dividends or make other distributions to the Company (see "Description of Certain Indebtedness"); (v) an event of default (not cured or waived) under financial and operating covenants contained in the Company's or its subsidiaries' debt instruments could occur and have a material adverse effect on the Company; (vi) certain of the borrowings under debt instruments of the Company's subsidiaries have floating rates of interest, which causes the Company and its subsidiaries to be vulnerable to increases in interest rates; and (vii) the Company's substantial degree of leverage could make it more vulnerable to a downturn in general economic conditions.

     In addition to its debt service obligations, the Company's operations require substantial investments on a continuing basis. The Company's ability to make scheduled debt payments, to refinance its obligations with respect to its indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of the Company's operating assets, properties and systems software, as well as to provide capacity for the growth of its business, depends on its financial and operating performance and obtaining additional sources of financing, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, legal and other factors, many of which are beyond the Company's control. There can be no assurance that the current level of operating results of the Company and its subsidiaries will continue or improve. Moreover, the Company and its subsidiaries are and will be subject to covenants contained in agreements governing their present and future indebtedness. Such covenants include without limitation, restrictions on certain payments, the granting of liens, the incurrence of additional indebtedness, dividend restrictions affecting subsidiaries, asset sales, transactions with affiliates and mergers and consolidations. See "Description of Certain Indebtedness." There can be no assurance that the Company's operating results will be sufficient to service the Company's indebtedness or to fund its other expenditures or that the Company will be able to obtain financing to meet such requirements. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SENSITIVITY TO ECONOMIC CYCLES; AVAILABILITY AND PRICING OF RAW MATERIALS

     A significant percentage of the Company's sales of residential and commercial building products is attributable to new residential and nonresidential construction, which are affected by such cyclical factors as interest rates, inflation, consumer spending habits and employment. In addition, the Company is dependent upon raw materials (including, among others, steel, copper, packaging material, plastics, resins and aluminum) and components purchased from third parties. Accordingly, the Company's results of operations and financial condition have in the past been, and may again in the future be, adversely affected by increases in raw material or component costs or their lack of availability.

COMPETITION

     Substantially all of the markets in which the Company participates are highly competitive with respect to product quality, price, design innovations, distribution, service, warranties, reliability, efficiency and financing terms. Certain of the Company's competitors have greater financial and marketing resources and brand awareness than the Company. Competitive factors could require price reductions or increased spending on product development, marketing and sales that would adversely affect the Company's operating results.

RISKS ASSOCIATED WITH ACQUISITIONS

     The Company has made a number of acquisitions, including four since 1995, and will continue to review future acquisition opportunities. No assurances can be given that acquisition candidates will continue to be available on terms and conditions acceptable to the Company. Acquisitions, including the Ply Gem Acquisition and the Proposed Acquisition, involve numerous risks, including among other things, difficulties and expenses incurred in connection with the acquisition and the subsequent assimilation of the operations of the acquired companies, adverse consequences of conforming the acquired company's accounting policies to those of the Company, the difficulty in operating acquired businesses, the diversion of management's attention from other business concerns and the potential loss of key employees of acquired companies. There can be no assurance that any acquisition, including the Ply Gem Acquisition and the Proposed Acquisition, will be successfully integrated into the Company's on-going operations or that estimated cost savings will be achieved. In addition, in the event that the operations of an acquired business do not meet expectations, the Company may be required to restructure the acquired business or write-off the value of some or all of the assets of the acquired business.

SEASONALITY AND FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The demand for the Company's products is seasonal, particularly in the Northeast and Midwest regions of the United States where inclement weather during the winter months usually reduces the level of building and remodeling activity in both the home improvement and new construction markets. Consequently, the Company usually experiences lower sales levels during the first and fourth quarters. Because a high percentage of the Company's manufacturing overhead and operating expenses are relatively fixed throughout the year, operating earnings and net earnings tend to be lower in quarters with lower sales. The Ply Gem businesses, acquired in August 1997, have in the past been more seasonal in nature than the Company's subsidiaries owned prior to the Ply Gem Acquisition. In addition, cash required to fund working capital at the Company's subsidiaries is greatest from late in the first quarter until early in the fourth quarter.

LABOR RELATIONS

     As of December 31, 1997, approximately 18% of the Company's workforce was subject to various collective bargaining agreements. Five collective bargaining agreements, covering approximately 3% of the Company's workforce, expire in 1998. Eight collective bargaining agreements, covering approximately 14% of the Company's workforce, expire in 1999. There can be no assurance as to the results of future negotiations of these or other collective bargaining agreements, whether these or any other collective bargaining agreements will be negotiated without production interruptions including labor stoppages or the possible impact of these or any other collective bargaining agreements, or the negotiations thereof, on the Company's financial condition and results of operations.

CONTROL BY CHIEF EXECUTIVE OFFICER

     The authorized common stock of the Company consists of 40,000,000 shares of Common Stock, of which 8,976,120 shares were issued and outstanding on March 31, 1998, and 5,000,000 shares of Special Common Stock, of which 578,660 shares were issued and outstanding on March 31, 1998. Each share of Special Common Stock is entitled to ten votes on all matters submitted to a stockholder vote, except that the holders of the Common Stock, voting separately with the holders of Preference Stock entitled to vote, have the right to elect 25% of members of the Company's Board of Directors to be elected at a meeting, and the holders of the Common Stock and the Special Common Stock are entitled to elect the remaining members. Shares of Special Common Stock are generally nontransferable but are freely convertible on a share-for-share basis into shares of Common Stock. As of March 31, 1998, 3.4% of the Common Stock and 64.5% of the Special Common Stock, or 27.3% of the combined voting power of the Common Stock and Special Common Stock were held by Richard L. Bready, the Chief Executive Officer of the Company. Accordingly, Mr. Bready has the ability to significantly influence the outcome of certain corporate actions requiring stockholder approval. Mr. Bready's ownership of the Special Common Stock may have the effect of preventing or delaying a change of control of the Company, which may, in turn, adversely affect the value of the Common Stock. See "Description of Capital Stock."

ANTI-TAKEOVER CONSIDERATIONS

     Certain provisions of the Company's Restated Certificate of Incorporation, as amended (the "Restated Certificate"), and by-laws may prevent or delay changes in control of the Company, which may, in turn, adversely affect the value of the Common Stock. These provisions include: (i) the requirement that not less than 80% of the Company's outstanding shares of capital stock entitled to vote generally in the election of directors approve business combinations with certain third parties unless approved by the Board of Directors; (ii) the authority of the Board of Directors to issue, without stockholder approval, one or more series of Preference Stock and to determine the characteristics of each series; (iii) a classified Board of Directors; and (iv) various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. The Company has also entered into a Second Amended and Restated Rights Agreement (the "Rights Plan"), pursuant to which the shares of Common Stock have attached rights (the "Rights") to purchase shares of a new series of Preference Stock at a specified price upon the occurrence of certain events. The Rights would cause substantial dilution to a person or group that acquires 17% or more of the outstanding Common Stock and Special Common Stock, taken together as a single class, or commences or announces a tender offer to acquire 30% or more of the outstanding Common Stock and Special Common Stock, taken together as a single class. See "Description of Capital Stock."

NO ANTICIPATED FUTURE DIVIDENDS; RESTRICTIONS ON DIVIDENDS

     The Company has not paid any dividends on the Common Stock in the recent past and presently does not anticipate paying any dividends in the foreseeable future. Declaration of dividends on the Common Stock will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. Restrictions on the ability of the Company to pay dividends on the Common Stock are imposed by agreements governing indebtedness and bank loans of the Company and its subsidiaries. At March 31, 1998, the Company had available for payment of cash dividends or other stock payments under its most restrictive indenture approximately $6.9 million. See "Dividend Policy" and "Description of Certain Indebtedness."

EFFECTS OF YEAR 2000 ISSUE

     The Company is in the process of updating its computer and information systems to ensure that they are Year 2000 compliant and to improve such systems. The Company has made and will continue to make investments in its computer systems and applications to ensure that the Company is Year 2000 compliant. Although the Company does not believe it will suffer any major effects from the Year 2000 issue, there can be no assurance that the Company, or any business acquired by the Company, including NuTone, or any of the Company's customers or vendors will not experience interruptions of operations because of Year 2000 problems. Year 2000 problems might require the Company to incur unanticipated expenses and such expenses could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                              RECENT DEVELOPMENTS

PROPOSED ACQUISITION OF NUTONE INC.


     On March 9, 1998, Acquisition Sub and Williams Y&N entered into the Purchase Agreement. Pursuant to the Purchase Agreement, Acquisition Sub agreed to purchase all of the issued and outstanding capital stock of NuTone for an aggregate purchase price of $242.5 million. In connection with the Proposed Acquisition, Acquisition Sub also will assume NuTone's operating liabilities (other than intercompany borrowings), including certain liabilities of NuTone concerning post retirement medical and life insurance benefits. The purchase price is subject to adjustment based on NuTone's net asset value determined as of the month end prior to the closing of the Proposed Acquisition. If the final closing net asset value, as determined in accordance with the Purchase Agreement, is within the range of $65.1 million (inclusive) to $67.1 million (inclusive), then there will be no adjustment to the purchase price. If the final closing net asset value, as determined in accordance with the Purchase Agreement, exceeds $67.1 million, then Acquisition Sub is obligated to pay Williams Y&N an amount equal to the difference between the final closing net asset value and $67.1 million. If the final closing net asset value is less than $65.1 million, then Williams Y&N is obligated to pay Acquisition Sub an amount equal to the difference between $65.1 million and the final closing net asset value.


     Under the HSR Act and the rules promulgated thereunder by the FTC, the Proposed Acquisition may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and specified waiting period requirements have been satisfied. The Acquisition Parties filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on December 18, 1997. On January 16, 1998, the Acquisition Parties received a Second Request from the FTC. The Acquisition Parties have agreed to use commercially reasonable efforts to respond to the Second Request and currently are in the process of collecting information in response to the Second Request. The waiting period with respect to the Proposed Acquisition will expire, if not earlier terminated, within twenty days after substantial compliance with the Second Request (the "Expiration Date") (unless it is determined the Acquisition Parties have not substantially complied with the Second Request). At any time before or after consummation of the Proposed Acquisition, notwithstanding that the waiting period under the HSR Act may have expired at that time, the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Proposed Acquisition or seeking divestiture of certain assets of NuTone or possibly the Company. State attorneys general and private parties may also bring actions under antitrust laws under certain circumstances. If the Proposed Acquisition is consummated, there can be no assurance that the combined enterprise might not be required to divest certain assets or product lines and that such divestitures might not adversely affect the results of operations of the Company, the results of operations of NuTone, the Company's ability to achieve certain cost savings expected in relation to the Proposed Acquisition or the market value of the Common Stock. In addition, the Proposed Acquisition may be subject to review by Canadian antitrust authorities.

     The FTC has not taken a position with respect to the Proposed Acquisition and there is no assurance that the Proposed Acquisition, as currently structured, will be consummated. There can be no assurance that a challenge to the consummation of the Proposed Acquisition on antitrust grounds will not be made or that, if such a challenge were made, the Company would prevail or would not be required to accept certain conditions, including the divestitures of certain assets, in order to consummate the Proposed Acquisition.

     The Purchase Agreement provides for consummation of the Proposed Acquisition within 45 days after the Expiration Date. If the Expiration Date does not occur before June 19, 1998, Williams Y&N may terminate the Purchase Agreement, and, subject to certain conditions, including without limitation Williams Y&N having substantially complied with the Second Request, Acquisition Sub is obligated to pay Williams Y&N $3.0 million. If the Proposed Acquisition is not consummated within 45 days after the Expiration Date, Williams Y&N may terminate the Purchase Agreement and, subject to certain conditions, Acquisition Sub is obligated to pay Williams Y&N $5.0 million.

     The total estimated cost to complete the Proposed Acquisition and to pay related fees and expenses, including financing fees and expenses, is approximately $250.0 million. The Company will use the net proceeds from the Offering and available cash to finance a portion of the Proposed Acquisition. In order to consummate the Proposed Acquisition, the Company will need to raise approximately $130.0 million of additional indebtedness. The Company anticipates that following the Proposed Acquisition additional funds required to support its working capital needs will be obtained from available cash, cash from operations, additional borrowings and the proceeds from sales of certain of the Company's existing businesses. The Offering is not conditioned upon consummation of the Proposed Acquisition.


NUTONE

     NuTone is a leading manufacturer and supplier of built-in electrical appliances for use primarily in residential construction and remodeling. NuTone has two principal product groups: Ventilation Products and BES Products. Ventilation Products consist of products that improve home indoor air quality, including a full line of exhaust fans, heaters, range hoods, paddle fans and other ventilation products. BES Products offers a wide variety of primarily electronic home improvement products, including intercoms, audio speakers, door chimes, central vacuum cleaners and bath cabinets and accessories. All of NuTone's products are marketed under the NuTone(R) brand name.

  Ventilation Products

     Exhaust Fans and Heaters. Exhaust fans and heaters have been core product categories for NuTone, a leading supplier in this segment, for approximately 50 years. Products include a complete line of exhaust fans for residential use in bath, utility and recreation rooms that increase air quality by removing odors and airborne pollutants.

     Range Hoods. NuTone is a leading supplier of kitchen range hoods. Range hoods are marketed in several configurations, including under-cabinet models, power units (used with custom cabinetry) and exterior mounted kitchen exhaust fans (used with hood shells).

     Attic Fans. Attic fans reduce attic temperatures and can thereby decrease air conditioning costs. Products include power roof and gable exhaust fans, whole house ventilators and attic accessories, including thermostats, replacement motors and louvers.

     Paddle Fans. Paddle fans are an ancillary product line sold as part of a builder upgrade package targeted for electrical distributors.

  BES Products

     Intercoms and Radios. Intercoms offer room-to-room communication and add security and monitoring convenience. The Radio Intercom line includes a complete family of products, including a builder series for the entry level home market and intercoms with compact disc players for the upscale home buyer. Products are marketed to the new construction and remodeling market through electrical distributors and professional installers.

     Door Chimes. NuTone introduced the first door chime more than 60 years ago and is an industry leader in decorative chimes for the home construction market. Product offerings include wired and wireless chimes in a broad selection of styles.

     Central Cleaning Systems. NuTone's central cleaning systems provide cleaning power, efficiency and convenience by utilizing a central power unit, located away from daily living areas and connected by a network of tubing to inlets in walls, floors and ceilings.

     Bathroom Cabinets. NuTone's offering of bathroom cabinets includes swing door and three-door triview styles as well as specialty cabinets. The cabinets have styles ranging from standard to decorative beveled and framed mirrors and are constructed from various materials including metal, plastic and wood.

     Specialty Products. NuTone markets several specialty products including food storage centers, lighting products and ironing centers.



  First Quarter of Fiscal 1998



     On May 6, 1998, the Company reported net sales for the first quarter of fiscal 1998 of approximately $392.5 million as compared to approximately $194.2 million for the first quarter of fiscal 1997. First quarter 1998 net sales included $172.6 million from the Ply Gem Acquisition. EBITDA for the first quarter of fiscal 1998 was approximately $29.7 million as compared to EBITDA of approximately $18.3 million for the first quarter of 1997. In addition, the Company's earnings from continuing operations were $1.3 million for the first quarter of 1998 as compared to $4.7 million for the first quarter of 1997. On a pro forma as adjusted basis, there was a loss of $600,000 for the first quarter of 1997.



     Earnings from continuing operations per diluted share were $.13 in the first quarter of 1998 as compared to earnings from continuing operations per diluted share of $.47 for the first quarter of 1997. On a pro forma as adjusted basis, there was a loss per diluted share from continuing operations of $.06 for the first quarter of 1997.



     First quarter 1998 net sales reflect an approximate 13% increase from the Company's continuing first quarter 1997 operations, plus the additional net sales attributable to the Ply Gem Acquisition.



     On May 8, 1998, the Company announced that it had sold the assets of its Ply Gem subsidiary Studley Products, Inc. ("Studley"). Studley had sales of approximately $22.0 million in 1997. Studley had been treated as a discontinued operation since the Ply Gem Acquisition. The terms of the sale were not disclosed.


                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of 2,000,000 shares of Common Stock offered hereby (at an assumed offering price of $32.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company) are estimated to be approximately $60.0 million ($69.2 million if the Underwriters' overallotment option is exercised in full). The Company intends to use the net proceeds of the Offering to finance a portion of the Proposed Acquisition, if consummated. The Company intends to finance the remainder of the Proposed Acquisition and its working capital needs through available cash, cash from continuing operations, additional borrowings and the proceeds from sales of certain of the Company's existing businesses. See "Recent Developments."

     There can be no assurance that the Proposed Acquisition will be consummated. If the Proposed Acquisition is not consummated for any reason, including without limitation because of any action taken by the FTC, the Company intends to use the net proceeds of the Offering for general corporate purposes, including working capital requirements, capital additions, other acquisitions and possible reduction of indebtedness.

                                DIVIDEND POLICY

     The Company has not paid any dividends in the recent past and presently anticipates that all earnings, if any, will be retained for development of the Company's business and that no dividends on its Common Stock will be declared in the foreseeable future. In addition, certain agreements governing the Company's long term indebtedness and bank loans restrict the ability of the Company to pay cash dividends. See "Description of Certain Indebtedness." At March 31, 1998, the Company had available for payment of cash dividends or other stock payments under its most restrictive indenture approximately $6.9 million. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at December 31, 1997 (i) on an actual basis; (ii) as adjusted to give effect to the Offering and the application of the net proceeds therefrom as described in "Use of Proceeds"; and (iii) as adjusted to give effect to the Offering and the application of the net proceeds therefrom, the consummation of the Proposed Acquisition and the incurrence of approximately $130.0 million of additional indebtedness that will be required to finance the Proposed Acquisition and to pay related fees and expenses, including financing fees and expenses. The information presented below should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto and the Consolidated Financial Statements of NuTone and Notes thereto appearing elsewhere herein and the "Unaudited Pro Forma Condensed Consolidated Financial Data."


                                                                        DECEMBER 31, 1997
                                                              -------------------------------------
                                                                            AS         AS ADJUSTED
                                                                         ADJUSTED        FOR THE
                                                                          FOR THE      OFFERING AND
                                                              ACTUAL    OFFERING(1)     NUTONE(2)
                                                              ------    -----------    ------------
                                                                      (DOLLARS IN MILLIONS)
Short-term debt:
  Short-term borrowings.....................................  $ 11.8     $   11.8        $   11.8
  Current maturities of long-term debt......................     6.0          6.0             6.0
                                                              ------     --------        --------
          Total short-term debt.............................  $ 17.8     $   17.8        $   17.8
                                                              ======     ========        ========
Long-term debt:
  Notes, mortgage notes and other(3)........................  $137.1     $  137.1        $  267.1
  9 1/8 Senior Notes due 2007, net..........................   174.0        174.0           174.0
  9 1/4 Senior Notes due 2007, net..........................   307.5        307.5           307.5
  9 7/8 Senior Subordinated Notes due 2004, net.............   217.2        217.2           217.2
                                                              ------     --------        --------
          Total long-term debt(4)...........................   835.8        835.8           965.8
                                                              ------     --------        --------
Stockholders' investment(5):
  Preference Stock, $1.00 par value; 7,000,000 shares
     authorized, none issued................................      --           --              --
  Common Stock, $1.00 par value; 40,000,000 shares
     authorized; 16,050,794 shares issued (actual);
     18,050,794 shares issued (as adjusted).................    16.1         18.1            18.1
  Special Common Stock, $1.00 par value; 5,000,000 shares
     authorized; 767,287 shares issued......................     0.8          0.8             0.8
  Additional paid-in capital................................   135.3        193.3           193.3
  Retained earnings.........................................    59.0         59.0            59.0
  Cumulative translation, pension and other adjustments.....    (5.3)        (5.3)           (5.3)
  Less: Treasury stock, at cost, 7,032,497 common shares and
     285,304 special common shares..........................   (77.8)       (77.8)          (77.8)
                                                              ------     --------        --------
          Total stockholders' investment....................   128.1        188.1           188.1
                                                              ------     --------        --------
          Total capitalization..............................  $963.9     $1,023.9        $1,153.9
                                                              ======     ========        ========

---------------
(1) Gives effect to the Offering and the application of the net proceeds therefrom.

(2) Gives effect to the Offering and the Proposed Acquisition. Consummation of the Proposed Acquisition is subject to expiration or termination of the applicable waiting periods under the HSR Act. The FTC has issued a Second Request in connection with the Proposed Acquisition, and there can be no assurance that the Proposed Acquisition, as currently structured, will be consummated. See "Risk Factors -- Inability to Complete Proposed Acquisition of NuTone," "Recent Developments" and "Unaudited Pro Forma Condensed Consolidated Financial Data."

(3) Long-term debt, as adjusted for the Offering and the Proposed Acquisition includes approximately $130.0 million in additional indebtedness that will be required to finance the Proposed Acquisition and to pay related fees and expenses, including financing fees and expenses.

(4) Long-term debt is net of $4.7 million (actual and as adjusted) of unamortized debt discount.

(5) Excludes (i) 1,804,134 shares of Common Stock which have been reserved for issuance pursuant to options and the conversion of the Company's Special Common Stock; (ii) 755,000 shares of Special Common Stock at December 31, 1997 which have been reserved for issuance pursuant to options; and (iii) 95,003 shares of Preference Stock which may be issuable upon exercise of rights under the Rights Plan.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock of the Company is listed on the New York Stock Exchange under the symbol "NTK." The following table sets forth the high and low sale prices for the Common Stock during the periods indicated as reported by the New York Stock Exchange:


                                                          HIGH         LOW
                                                          ----         ---
1996:
First Quarter...........................................  $ 12 1/4    $ 9 3/4
Second Quarter..........................................    16 1/8     11 5/8
Third Quarter...........................................    14 1/4     11
Fourth Quarter..........................................    20 5/8     13 1/2

1997:
First Quarter...........................................  $ 27 1/2    $19 1/2
Second Quarter..........................................    25         17 3/4
Third Quarter...........................................    27 1/4     23 3/16
Fourth Quarter..........................................    26 15/16   21 13/16

1998:
First Quarter...........................................  $ 34 3/4    $24 1/2
Second Quarter (through May 7, 1998)....................    32 5/8     29 9/16


     As of March 31, 1998, there were 8,976,120 shares of Common Stock issued and outstanding and 578,660 shares of Special Common Stock issued and outstanding. As of March 31, 1998, there were approximately 3,054 record holders of Common Stock. As of such date, there were options to acquire 387,580 shares of Common Stock outstanding, of which 188,112 were exercisable and options to acquire 273,849 shares of Special Common Stock of which 223,849 were exercisable.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The statement of operations data and balance sheet data set forth below have been derived from the audited Consolidated Financial Statements of the Company for each of the respective periods indicated. The following financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.

                                                         YEAR ENDED DECEMBER 31,
                                           ----------------------------------------------------
                                            1993       1994       1995       1996        1997
                                           -------    -------    -------    -------    --------
                                              (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA(1)(2):
Net sales................................  $ 627.5    $ 616.0    $ 656.8    $ 841.6    $1,134.1
Cost of products sold....................    435.8      424.3      472.3      600.3       831.7
Selling, general and administrative
  expense................................    160.0      147.3      141.5      180.3       219.4
                                           -------    -------    -------    -------    --------
Operating earnings.......................     31.7       44.4       43.0       61.0        83.0
Interest expense.........................    (24.2)     (23.8)     (23.0)     (28.4)      (50.2)
Investment income........................      4.8        5.3        8.1        6.0         9.9
Loss on businesses sold(3)...............    (20.3)      (1.8)        --         --          --
                                           -------    -------    -------    -------    --------
Earnings (loss) from continuing
  operations before provision (credit)
  for income taxes.......................     (8.0)      24.1       28.1       38.6        42.7
Provision for income taxes...............      2.2        8.7       10.6       14.9        16.3
                                           -------    -------    -------    -------    --------
Earnings (loss) from continuing
  operations(3)..........................    (10.2)      15.4       17.5       23.7        26.4
Earnings (loss) from discontinued
  operations.............................     (4.0)       1.8       (2.5)      (1.7)       (5.2)
Extraordinary gain (loss) from debt
  retirements............................     (6.1)       0.2         --         --          --
Cumulative effect of accounting
  changes................................     (0.5)       0.4         --         --          --
                                           -------    -------    -------    -------    --------
Net earnings (loss)......................  $ (20.8)   $  17.8    $  15.0    $  22.0    $   21.2
                                           =======    =======    =======    =======    ========
Earnings (loss) per share from continuing
  operations(4):
  Basic..................................  $ (0.81)   $  1.23    $  1.41    $  2.26    $   2.75
  Diluted................................    (0.81)      1.21       1.39       2.23        2.68
Net earnings (loss) per share(4):
  Basic..................................  $ (1.66)   $  1.42    $  1.21    $  2.10    $   2.21
  Diluted................................    (1.66)      1.39       1.19       2.07        2.15
Weighted average number of shares(4) (in
  thousands):
  Basic..................................   12,532     12,543     12,445     10,485       9,605
  Diluted................................   13,335     13,100     12,569     10,641       9,855

OTHER DATA(2):
Capital expenditures.....................  $   8.7    $  14.4    $  15.7    $  19.8    $   22.5
Depreciation and amortization including
  non-cash interest......................     18.0       15.5       16.2       21.0        28.4
EBITDA(5)................................     49.2       58.6       58.1       80.8       109.7

                                                                DECEMBER 31,
                                               -----------------------------------------------
                                                1993      1994      1995      1996      1997
                                               ------    ------    ------    ------    -------
                                                                (IN MILLIONS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable
  securities(6)..............................  $ 89.2    $114.4    $112.7    $ 97.8    $ 168.2
Working capital..............................   133.8     194.3     180.2     163.1      341.8
Total assets.................................   486.1     494.6     605.0     590.2    1,304.5
Total debt...................................   214.6     223.7     282.1     280.3      853.6
Stockholders' investment.....................   104.0     117.8     131.3     118.8      128.1

---------------
(1) Acquisitions have been accounted for under the purchase accounting method and dispositions have been accounted for as described in Note 2 of the Notes to Consolidated Financial Statements of the Company included elsewhere herein.

(2) In the fourth quarter of 1997, the Company adopted a plan to discontinue its Plumbing Products Group. Accordingly, the results of the Plumbing Products Group have been excluded from earnings from continuing operations and are classified separately as discontinued operations for all periods presented. See Note 9 of the Notes to Consolidated Financial Statements of the Company included elsewhere herein.

(3) In the third quarter of 1993, the Company provided a pre-tax valuation reserve of approximately $20.3 million to reduce the Company's net investment in Dixieline to estimated net realizable value. On March 31, 1994, the Company sold all of the capital stock of Dixieline for approximately $18.8 million in cash and $6.0 million in preferred stock of the purchaser. No additional loss in 1994 was incurred in connection with the sale. In January 1995, the Company paid approximately $1.8 million as a final purchase price adjustment related to the sale in 1992 of its wholly owned subsidiary Bend and recorded a charge to pre-tax earnings in the fourth quarter of 1994.

(4) In 1997, the Company adopted the provisions of SFAS No. 128, Earnings Per Share. This statement, issued by the FASB in February 1997, establishes standards for computing and presenting EPS and applies to entities with publicly held common stock. This statement replaces the presentation of primary EPS with a presentation of basic EPS and replaces the presentation of fully-diluted EPS with diluted EPS. All periods presented have been restated to conform to SFAS No. 128.

(5) "EBITDA" is operating earnings from continuing operations plus depreciation and amortization (other than amortization of deferred debt expense and debt discount) and excludes the charges described in Note 3 above. EBITDA should not be considered as an alternative to net earnings as a measure of the Company's operating results or to cash flows as a measure of liquidity. EBITDA principally differs from net increase (decrease) in unrestricted cash and cash equivalents shown on the Consolidated Statement of Cash Flows of the Company, prepared in accordance with generally accepted accounting principles, in that EBITDA does not reflect capital expenditures, borrowings, principal and interest payments under debt and capital lease obligations, income tax payments and cash flows from operating, investing and financing activities.


(6) Includes restricted cash, investments and marketable securities in the amounts of approximately $6.7 million, $9.3 million, $9.4 million, $5.7 million and $6.3 million at December 31, 1993, 1994, 1995, 1996 and 1997, respectively.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

OVERVIEW


     The Unaudited Pro Forma Condensed Consolidated Financial Data for the year ended December 31, 1997 presented herein gives pro forma effect to certain transactions. Transactions for which pro forma information is provided include the 9 1/4% Notes offering completed in March 1997, the 9 1/8% Notes offering completed in August 1997, the Ply Gem Acquisition completed in August 1997, the Offering (at an assumed offering price of $32.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company) and the Proposed Acquisition announced in March 1998.


     The Ply Gem Acquisition has been and the Proposed Acquisition will be accounted for under the purchase method of accounting. With respect to these acquisitions, the information contained herein has been prepared utilizing preliminary purchase price allocations which are subject to refinement until all pertinent information regarding the acquisitions has been obtained. In addition, any cost reductions reflected herein are estimates. The ability to implement such cost reductions could be beyond the control of the Company, and no assurance can be given that such cost reductions will be achieved. As a result, actual results could differ materially from those presented. Accordingly, the financial information presented herein is subject to change.


     The following Pro Forma and Pro Forma Adjusted Condensed Consolidated Statements of Operations are not necessarily indicative of the actual results of operations that would have been reported if the events described above had occurred as of January 1, 1997, nor do they purport to be indicative of the results of future operations. Furthermore, the Pro Forma and Pro Forma Adjusted results may not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of the acquisitions of Ply Gem and NuTone. In the opinion of management, all adjustments necessary to present fairly, in all material respects, such Pro Forma and Pro Forma Adjusted Condensed Consolidated Statements of Operations have been made.


     The Pro Forma Condensed Consolidated Financial Data should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Consolidated Financial Statements and the Notes thereto, Ply Gem's Consolidated Financial Statements and the Notes thereto and NuTone's Consolidated Financial Statements and the Notes thereto included elsewhere herein.

PRO FORMA BALANCE SHEET INFORMATION

     The Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 1997 has been prepared based upon the audited Consolidated Balance Sheets of the Company and of NuTone as of December 31, 1997 and gives pro forma effect to the Offering and the Proposed Acquisition as if such transactions had occurred on December 31, 1997.

PRO FORMA STATEMENT OF OPERATIONS INFORMATION FOR THE PLY GEM ACQUISITION

     The Unaudited Pro Forma (for Ply Gem) Condensed Consolidated Statement of Operations for the year ended December 31, 1997 has been prepared using the Company's audited Consolidated Statement of Operations for the year ended December 31, 1997 (which includes the operations of Ply Gem from August 26, 1997 to December 31, 1997) and Ply Gem's unaudited results of operations for the period from January 1, 1997 through August 25, 1997.

     Information entitled "Pro Forma Nortek and Ply Gem" gives pro forma effect to: (i) the 9 1/4% Notes offering; (ii) the 9 1/8% Notes offering; (iii) the Ply Gem Acquisition; (iv) approximately $4.0 million in cost savings (for the period from January 1, 1997 through August 25, 1997) that are directly attributable to the Ply Gem Acquisition (the "Ply Gem Acquisition Related Cost Savings"); and
(v) the Offering. In addition, information entitled "Pro Forma Nortek and Ply Gem" includes effect of approximately $22.2 million of charges recorded by Ply Gem prior to the Ply Gem Acquisition, to provide certain valuation reserves and to conform accounting policies to the Company's.

     In addition, the information entitled "Pro Forma Adjusted Nortek and Ply Gem" gives pro forma effect to approximately $14.1 million in expected additional cost savings related to the Ply Gem Acquisition (for the period from January 1, 1997 through August 25, 1997) that the Company estimates can be achieved based on actions taken or to be taken by the Company (the "Ply Gem Acquisition Additional Cost Savings"). In addition, information entitled "Pro Forma Adjusted Nortek and Ply Gem" excludes effect of approximately $22.2 million of charges recorded by Ply Gem prior to the Ply Gem Acquisition as described above.

PRO FORMA STATEMENT OF OPERATIONS INFORMATION FOR THE PLY GEM ACQUISITION AND THE PROPOSED ACQUISITION OF NUTONE

     The Unaudited Pro Forma (for Ply Gem and NuTone) Condensed Consolidated Statement of Operations for the year ended December 31, 1997 has been prepared using (i) the Company's audited Consolidated Statement of Operations for the year ended December 31, 1997 (which includes the operations of Ply Gem from August 26, 1997 to December 31, 1997); (ii) Ply Gem's unaudited results of operations for the period January 1, 1997 through August 25, 1997; and (iii) NuTone's audited Consolidated Statement of Operations for the year ended December 31, 1997.

     Information entitled "Pro Forma Nortek, Ply Gem and NuTone" gives pro forma effect to (i) the 9 1/4% Notes offering; (ii) the 9 1/8% Notes offering; (iii) the Ply Gem Acquisition; (iv) the Ply Gem Acquisition Related Cost Savings; (v) the Proposed Acquisition; (vi) approximately $1.7 million in net savings expected to be achieved from the elimination of fees and charges paid by NuTone to Williams plc and related entities; and (vii) the Offering. In addition, information entitled "Pro Forma Nortek, Ply Gem and NuTone" includes effect of approximately $22.2 million of charges recorded by Ply Gem prior to the Ply Gem Acquisition as described above.

     Information entitled "Pro Forma Adjusted Nortek, Ply Gem and NuTone" gives pro forma effect to (i) items (i) through (vii) above; (ii) the Ply Gem Acquisition Additional Cost Savings; and (iii) approximately $15.0 million in synergistic cost savings that the Company estimates can be achieved as a result of the Proposed Acquisition. In addition, information entitled "Pro Forma Adjusted Nortek, Ply Gem and NuTone" excludes effect of approximately $22.2 million of charges recorded by Ply Gem prior to the Ply Gem Acquisition as described above.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1997
                                 (IN THOUSANDS)


                                                                                              PRO FORMA        PRO FORMA
                                                  ADJUSTMENTS        AS                      ADJUSTMENTS        COMPANY
                                      COMPANY       FOR THE       ADJUSTED      NUTONE     FOR THE PROPOSED       AND
                                     HISTORICAL    OFFERING       COMPANY     HISTORICAL     ACQUISITION         NUTONE
                                     ----------   -----------    ----------   ----------   ----------------    ----------
                                                         ASSETS
Unrestricted:
  Cash and cash equivalents........  $  125,842     $60,050(a)   $  185,892   $     840       $(120,050)(a)    $   66,682
  Marketable securities available
    for sale.......................      35,988          --          35,988          --              --            35,988
Restricted:
  Cash and marketable securities...       6,348          --           6,348          --              --             6,348
Accounts receivable, net...........     180,414          --         180,414      30,304              --           210,718
Inventories, net...................     176,253          --         176,253       4,804          23,600(b)        204,657
Prepaid expenses...................       8,391          --           8,391       4,688              --            13,079
Other current assets...............      12,627          --          12,627          --              --            12,627
Net assets of discontinued
  operations.......................      22,386          --          22,386          --              --            22,386
Prepaid income taxes...............      46,800          --          46,800       4,880          (9,440)(c)        42,240
                                     ----------     -------      ----------   ---------       ---------        ----------
        Total current assets.......     615,049      60,050         675,099      45,516        (105,890)          614,725
Property, plant and equipment,
  net..............................     242,523          --         242,523      18,212              --           260,735
Goodwill...........................     378,232          --         378,232          --         238,162(d)        616,394
Intangible assets..................       8,752          --           8,752          --              --             8,752
Notes receivable and other
  investments......................      10,235          --          10,235          --              --            10,235
Deferred income taxes..............      10,022          --          10,022      14,123              --            24,145
Deferred debt expense..............      20,170          --          20,170          --           4,000(e)         24,170
Other assets.......................      19,563          --          19,563         289              --            19,852
                                     ----------     -------      ----------   ---------       ---------        ----------
        Total assets...............  $1,304,546     $60,050      $1,364,596   $  78,140       $ 136,272        $1,579,008
                                     ==========     =======      ==========   =========       =========        ==========

                                        LIABILITIES AND STOCKHOLDERS' INVESTMENT
Notes payable and other short-term
  obligations......................  $   11,770          --      $   11,770          --              --        $   11,770
Intercompany borrowings............          --          --              --      11,508         (11,508)(f)            --
Current maturities of long-term
  debt and capital leases..........       5,969          --           5,969          --              --             5,969
Accounts payable...................      91,488          --          91,488      23,134              --           114,622
Accrued expenses and taxes, net....     164,001          --         164,001      15,635              --           179,636
                                     ----------     -------      ----------   ---------       ---------        ----------
        Total current
          liabilities..............     273,228          --         273,228      50,277         (11,508)          311,997
Other long-term liabilities........      67,390          --          67,390      45,693              --           113,083
Notes, mortgages, capital leases
  and obligations payable less
  current maturities...............     835,840          --         835,840          --         129,950(g)        965,790
Long-term intercompany
  borrowings.......................          --          --              --     131,000        (131,000)(h)            --
Preference stock...................          --          --              --          --              --                --
Common stock.......................      16,051       2,000(i)       18,051          --              --            18,051
Special common stock...............         767          --             767          --              --               767
Additional paid-in capital.........     135,345      58,050(j)      193,395          --              --           193,395
Retained earnings..................      58,966          --          58,966          --              --            58,966
Cumulative translation, pension and
  other............................      (5,327)         --          (5,327)         --              --            (5,327)
Treasury stock-common..............     (75,779)         --         (75,779)         --              --           (75,779)
Treasury stock-special common......      (1,935)         --          (1,935)         --              --            (1,935)
                                     ----------     -------      ----------   ---------       ---------        ----------
Total stockholders' investment.....     128,088      60,050         188,138    (148,830)        148,830(k)        188,138
                                     ----------     -------      ----------   ---------       ---------        ----------
Total liabilities and stockholders'
  investment.......................  $1,304,546     $60,050      $1,364,596   $  78,140       $ 136,272        $1,579,008
                                     ==========     =======      ==========   =========       =========        ==========


        See Notes to the Unaudited Pro Forma Consolidated Balance Sheet

                        NOTES TO THE UNAUDITED PRO FORMA
                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                                               PRO FORMA
                                                              ADJUSTMENTS     ADJUSTMENTS
                                                                FOR THE     FOR THE PROPOSED
                                                               OFFERING       ACQUISITION
                                                              -----------   ----------------
(A) CASH AND CASH EQUIVALENTS
Net proceeds from the Offering..............................    $60,050        $      --
                                                                =======
Cash payment related to the Proposed Acquisition............                    (242,500)
Fees, expenses and other costs related to the Proposed
  Acquisition and related additional indebtedness...........                      (7,500)
                                                                               ---------
                                                                                (250,000)
                                                                               ---------
Less additional indebtedness related to the Proposed
  Acquisition...............................................                     129,950
                                                                               ---------
Cash used to partially fund the Proposed Acquisition........                   $(120,050)
                                                                               =========
(B) INVENTORIES, NET
Increase in inventories to estimated fair market value in
  connection with the Proposed Acquisition..................                   $  23,600
                                                                               =========
(C) DEFERRED INCOME TAXES
Deferred taxes related to the Proposed Acquisition..........                   $  (9,440)
                                                                               =========
(D) GOODWILL
Additional costs in excess of net assets acquired in
  connection with the Proposed Acquisition..................                   $ 238,162
                                                                               =========
(E) DEFERRED DEBT EXPENSE
Financing costs related to additional indebtedness related
  to the Proposed Acquisition...............................                   $   4,000
                                                                               =========
(F) INTERCOMPANY BORROWINGS
Eliminate intercompany borrowings not assumed in connection
  with the Proposed Acquisition.............................                   $ (11,508)
                                                                               =========
(G) NOTES, MORTGAGES, CAPITAL LEASES AND OBLIGATIONS PAYABLE
  LESS CURRENT MATURITIES
Additional indebtedness related to the Proposed
  Acquisition...............................................                   $ 129,950
                                                                               =========
(H) LONG-TERM INTERCOMPANY BORROWINGS
Eliminate intercompany borrowings not assumed in connection
  with the Proposed Acquisition.............................                   $(131,000)
                                                                               =========
(I) COMMON STOCK
Sale of 2.0 million shares of Common Stock, $1.00 par value
  per share, in the Offering................................    $ 2,000
                                                                =======
(J) ADDITIONAL PAID-IN CAPITAL
Additional paid-in capital related to the sale of Common
  Stock in
  the Offering..............................................    $58,050
                                                                =======
(K) TOTAL STOCKHOLDERS' INVESTMENT
Eliminate NuTone's stockholder's deficit in connection with
  the Proposed Acquisition..................................                   $ 148,830
                                                                               =========

                       UNAUDITED PRO FORMA (FOR PLY GEM)
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                        PRO FORMA
                                                                            PRO FORMA                    ADJUSTED
                                 COMPANY        PLY GEM       PRO FORMA     NORTEK AND   ADDITIONAL     NORTEK AND
                                HISTORICAL   HISTORICAL(A)   ADJUSTMENTS     PLY GEM     ADJUSTMENTS     PLY GEM
                                ----------   -------------   -----------    ----------   -----------    ----------
Net sales.....................  $1,134,129     $515,923             --      $1,650,052           --     $1,650,052
Cost and expenses:
  Cost of products sold.......     831,772      431,196          3,495(b)    1,266,463      (11,500)(b)  1,254,963
  Selling, general and
    administrative expense....     219,376      100,888         (7,746)(c)     312,518      (24,761)(c)    287,757
                                ----------     --------       --------      ----------    ---------     ----------
                                 1,051,148      532,084         (4,251)      1,578,981      (36,261)     1,542,720
                                ----------     --------       --------      ----------    ---------     ----------
Operating earnings (loss).....      82,981      (16,161)         4,251          71,071       36,261        107,332
Interest expense..............     (50,210)      (5,696)       (21,887)(d)     (77,793)          --        (77,793)
Investment income.............       9,929          302         (2,742)(e)       7,489           --          7,489
                                ----------     --------       --------      ----------    ---------     ----------
Earnings (loss) from
  continuing operations before
  provision for income
  taxes.......................      42,700      (21,555)       (20,378)            767       36,261         37,028
Provision (benefit) for income
  taxes.......................      16,300       (8,484)        (5,545)(f)       2,271       13,891(f)      16,162
                                ----------     --------       --------      ----------    ---------     ----------
Earnings (loss) from
  continuing operations.......  $   26,400     $(13,071)      $(14,833)     $   (1,504)   $  22,370     $   20,866
                                ==========     ========       ========      ==========    =========     ==========

EARNINGS PER SHARE:
Earnings from continuing
  operations:
  Basic.......................  $     2.75                                  $     (.16)                 $     2.17
  Diluted.....................        2.68                                        (.16)                       2.12
Weighted average number of
  shares:
  Basic.......................       9,605                                       9,605                       9,605
  Diluted.....................       9,855                                       9,855                       9,855

EARNINGS PER SHARE AS ADJUSTED
  FOR THE OFFERING (G):
Earnings from continuing
  operations:
  Basic.......................                                              $     (.13)                 $     1.80
  Diluted.....................                                                    (.13)                       1.76
Weighted average number of
  shares:
  Basic.......................                                                  11,605                      11,605
  Diluted.....................                                                  11,855                      11,855

               See Notes to the Unaudited Pro Forma (For Ply Gem)
                 Condensed Consolidated Statement of Operations

                 NOTES TO THE UNAUDITED PRO FORMA (FOR PLY GEM)
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                               PRO FORMA    ADDITIONAL
                                                              ADJUSTMENTS   ADJUSTMENTS
                                                              -----------   -----------
(A) PLY GEM HISTORICAL
Amounts include the unaudited results of Ply Gem for the
  period from January 1, 1997 to August 25, 1997.
(B) COST OF PRODUCTS SOLD
Increased amortization of goodwill over 40 years due to the
  Ply Gem Acquisition.......................................   $  4,795      $     --
Change in estimated lives of property, plant and equipment
  offset by increased depreciation over 10 years due to
  increase in Property, Plant and Equipment to estimated
  fair value................................................     (1,300)           --
Elimination of charges recorded by Ply Gem prior to the Ply
  Gem Acquisition, to provide certain valuation reserves and
  to conform accounting policies to the Company's...........         --       (11,500)
                                                               --------      --------
                                                               $  3,495      $(11,500)
                                                               ========      ========
(C) SELLING, GENERAL AND ADMINISTRATIVE EXPENSE
Estimated cost reductions directly attributable to the Ply
  Gem Acquisition...........................................   $ (3,983)     $     --
Reduction of goodwill and intangible amortization included
  in Ply Gem's selling, general and administrative
  expense...................................................     (1,733)           --
Decrease due to termination and repurchase of amounts
  outstanding under Ply Gem's accounts receivable
  securitization program....................................     (2,030)           --
Estimated additional cost savings and reductions related to
  the Ply Gem Acquisition...................................         --       (14,061)
Elimination of charges recorded by Ply Gem prior to the Ply
  Gem Acquisition, to provide certain valuation reserves and
  to conform accounting policies to the Company's...........         --       (10,700)
                                                               --------      --------
                                                               $ (7,746)     $(24,761)
                                                               ========      ========
(D) INTEREST EXPENSE
Interest expense related to the 9 1/4% Notes................   $ (3,438)
Amortization of related debt issuance costs of the 9 1/4%
  Notes.....................................................       (106)
Reduction of interest expense related to debt refinanced
  with a portion of the proceeds from the 9 1/4% Notes......      1,143
Interest expense related to the 9 1/8% Notes................    (18,495)
Amortization of related debt discount and issuance costs of
  the 9 1/8% Notes..........................................       (771)
Interest expense at an assumed average rate of 6.85% on
  indebtedness outstanding under the Ply Gem Credit
  Facility..................................................     (4,971)
Reduction in interest expense related to the refinancing of
  Ply Gem indebtedness at the date of the Ply Gem
  Acquisition...............................................      4,751
                                                               --------
                                                               $(21,887)
                                                               ========
(E) INVESTMENT INCOME
Reduction in interest income on marketable securities sold
  to fund the Ply Gem Acquisition and related
  transactions..............................................   $ (2,742)
                                                               ========

                 NOTES TO THE UNAUDITED PRO FORMA (FOR PLY GEM)
         CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS -- (CONTINUED)
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                               PRO FORMA    ADDITIONAL
                                                              ADJUSTMENTS   ADJUSTMENTS
                                                              -----------   -----------
(F) PROVISION (BENEFIT) FOR INCOME TAXES
Tax benefit on the interest expense adjustments related to
  the 9 1/4% Notes and the related refinancing..............   $   (783)     $     --
Tax benefit on the interest expense adjustments related to
  the 9 1/8% Notes, the Ply Gem Credit Facility and the
  refinancing of existing Ply Gem indebtedness and accounts
  receivable securitization.................................     (6,019)           --
Tax provision related to property, plant and equipment
  depreciation and intangible amortization..................        823            --
Tax provision on the estimated cost reductions directly
  attributable to the Ply Gem Acquisition referred to in
  Note (c) above............................................      1,394            --
Tax benefit on the reduction in interest income related to
  the sale of marketable securities used to fund the Ply Gem
  Acquisition and related transactions......................       (960)           --
Tax provision on the additional cost savings and operating
  efficiencies and elimination of charges recorded by Ply
  Gem referred to in Notes (b) and (c) above................         --        13,891
                                                               --------      --------
                                                               $ (5,545)     $ 13,891
                                                               ========      ========
(G) EARNINGS PER SHARE AS ADJUSTED FOR THE OFFERING
Adjusted for the sale of 2.0 million shares related to the
  Offering but does not include any investment income from
  the investment of the net cash proceeds of the Offering.
  If the net cash proceeds of the sale of the 2.0 million
  shares were to be invested in cash equivalents at an
  annual interest rate of 5%, Pro Forma Nortek and Ply Gem
  and Pro Forma Adjusted Nortek and Ply Gem earnings from
  continuing operations for the year ended December 31, 1997 would be as follows:
Pro Forma Nortek and Ply Gem
  Earnings from continuing operations.......................   $    448
                                                               ========
  Basic earnings per share from continuing operations.......   $    .04
  Diluted earnings per share from continuing operations.....        .04
Pro Forma Adjusted Nortek and Ply Gem
  Earnings from continuing operations.......................   $ 22,818
                                                               ========
  Basic earnings per share from continuing operations.......   $   1.97
  Diluted earnings per share from continuing operations.....       1.92

                  UNAUDITED PRO FORMA (FOR PLY GEM AND NUTONE)
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  PRO FORMA                     PRO FORMA
                          PRO FORMA                                NORTEK,                      ADJUSTED
                          NORTEK AND     NUTONE      PRO FORMA     PLY GEM     ADDITIONAL    NORTEK, PLY GEM
                           PLY GEM     HISTORICAL   ADJUSTMENTS   AND NUTONE   ADJUSTMENTS     AND NUTONE
                          ----------   ----------   -----------   ----------   -----------   ---------------
Net sales...............  $1,650,052    $199,072           --     $1,849,124          --       $1,849,124
Cost and expenses:
  Cost of products
     sold...............   1,266,463     122,897        5,954(a)   1,395,314     (11,500)(a)    1,383,814
  Selling, general and
     administrative
     expense............     312,518      51,387       (1,746)(b)    362,159     (39,761)(b)      322,398
                          ----------    --------      -------     ----------     -------       ----------
                           1,578,981     174,284        4,208      1,757,473     (51,261)       1,706,212
                          ----------    --------      -------     ----------     -------       ----------
Operating earnings
  (loss)................      71,071      24,788       (4,208)        91,651      51,261          142,912
Interest expense........     (77,793)    (11,852)         731(c)     (88,914)         --          (88,914)
Investment income.......       7,489          42       (3,034)(d)      4,497          --            4,497
                          ----------    --------      -------     ----------     -------       ----------
Earnings (loss) from
  continuing operations
  before provision for
  income taxes..........         767      12,978       (6,511)         7,234      51,261           58,495
Provision (benefit) for
  income taxes..........       2,271       5,043          346(e)       7,660      19,741(e)        27,401
                          ----------    --------      -------     ----------     -------       ----------
Earnings (loss) from
  continuing
  operations............  $   (1,504)   $  7,935      $(6,857)    $     (426)    $31,520       $   31,094
                          ==========    ========      =======     ==========     =======       ==========
EARNINGS PER SHARE AS
  ADJUSTED FOR THE
  OFFERING:
Earnings from continuing
  operations:
  Basic.................  $     (.13)                             $     (.04)                  $     2.68
  Diluted...............        (.13)                                   (.04)                        2.62
Weighted average number
  of shares:
  Basic.................      11,605                                  11,605                       11,605
  Diluted...............      11,855                                  11,855                       11,855

         See Notes to the Unaudited Pro Forma (for Ply Gem and NuTone)
                 Condensed Consolidated Statement of Operations

           NOTES TO THE UNAUDITED PRO FORMA (FOR PLY GEM AND NUTONE)
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                               PRO FORMA      ADDITIONAL
                                                              ADJUSTMENTS     ADJUSTMENTS
                                                              -----------     -----------
(A) COST OF PRODUCTS SOLD
Amortization of goodwill over 40 years related to the
  Proposed Acquisition......................................   $  5,954        $     --
Elimination of charges recorded by Ply Gem prior to the Ply
  Gem Acquisition, to provide certain valuation reserves and
  to conform accounting policies to the Company's...........         --         (11,500)
                                                               --------        --------
                                                               $  5,954        $(11,500)
                                                               ========        ========
(B) SELLING, GENERAL AND ADMINISTRATIVE EXPENSE
Additional cost savings and reductions related to the Ply
  Gem Acquisition...........................................   $     --        $(14,061)
Elimination of charges recorded by Ply Gem prior to the Ply
  Gem Acquisition, to provide certain valuation reserves and
  to conform accounting policies to the Company's...........         --         (10,700)
Estimated synergistic operational savings related to the
  Proposed Acquisition......................................         --         (15,000)
Elimination of management fees and other charges paid by
  NuTone to Williams plc and related entities, net of
  estimated incremental Nortek management costs.............     (1,746)             --
                                                               --------        --------
                                                               $ (1,746)       $(39,761)
                                                               ========        ========
(C) INTEREST EXPENSE
Interest expense related to additional indebtedness related
  to the Proposed Acquisition...............................   $(10,721)
Amortization of debt issuance costs related to additional
  indebtedness..............................................       (400)
Reduction of interest expense related to intercompany
  borrowings not assumed in the Proposed Acquisition........   $ 11,852
                                                               --------
                                                               $    731
                                                               ========
(D) INVESTMENT INCOME
Reduction in interest income related to cash and cash
  equivalents used to partially fund the Proposed
  Acquisition...............................................   $ (3,034)
                                                               ========
(E) PROVISION (BENEFIT) FOR INCOME TAXES
Tax provision on the reduction of interest expense related
  to intercompany borrowings offset by interest expense
  adjustments related to additional indebtedness related to
  the Proposed Acquisition..................................   $    730        $     --
Tax benefit on the reduction in interest income related to
  cash and cash equivalents used to partially fund the
  Proposed Acquisition as referred to in Note (d) above.....     (1,062)             --
Tax provision on the Ply Gem additional cost savings and
  operating efficiencies and elimination of charges recorded
  by Ply Gem referred to in Notes (a) and (b) above.........         --          13,891
Tax provision related to the expected synergistic
  operational savings as referred to in Note (b) above......         --           5,850
Tax provision on elimination of management fees and other
  charges paid by NuTone to Williams plc and related
  entities, net of estimated incremental Nortek management
  costs.....................................................        678              --
                                                               --------        --------
                                                               $    346        $ 19,741
                                                               ========        ========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company is a diversified manufacturer of residential and commercial building products, operating within four principal product groups: the Residential Building Products Group; the Air Conditioning and Heating Products Group; the Windows, Doors and Siding Group; and the Specialty Products and Distribution Group. Through these product groups, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the residential and commercial construction, manufactured housing and the DIY and professional remodeling and renovation markets.

     In the fourth quarter of 1995, several of the Company's wholly owned subsidiaries completed the acquisition of the assets, subject to certain liabilities, of Rangaire, all the capital stock of Best and related entities and all the capital stock of Venmar.

     On August 26, 1997, the Company acquired Ply Gem, which has been accounted for under the purchase method of accounting. Accordingly, the results of Ply Gem are included in the Company's consolidated results since that date. (See "Liquidity and Capital Resources" and Notes 1 and 2 of the Notes to Consolidated Financial Statements of the Company included elsewhere herein.)

     In the fourth quarter of 1997, the Company adopted a plan to discontinue its Plumbing Products Group. Accordingly, the results of the Plumbing Products Group have been excluded from earnings from continuing operations and are classified separately as discontinued operations for all periods presented. (See
Note 9 of the Notes to Consolidated Financial Statements of the Company included elsewhere herein.)

RESULTS OF OPERATIONS

     The following tables set forth, for the three years ended December 31, 1997, (a) certain consolidated operating results, (b) the percentage change of such results as compared to the prior year, (c) the percentage which such results bears to net sales and (d) the change of such percentages as compared to the prior year:

                                     YEAR ENDED DECEMBER 31,          PERCENTAGE CHANGE
                                    --------------------------   ---------------------------
                                      1997      1996     1995    1996 TO 1997   1995 TO 1996
                                    --------   ------   ------   ------------   ------------
                                          (IN MILLIONS)
Net sales.........................  $1,134.1   $841.6   $656.8        34.8%          28.1%
Cost of products sold.............     831.7    600.3    472.3       (38.5)         (27.1)
Selling, general and
  administrative expense..........     219.4    180.3    141.5       (21.7)         (27.4)
Operating earnings................      83.0     61.0     43.0        36.1           41.9
Interest expense..................     (50.2)   (28.4)   (23.0)      (76.8)         (23.5)
Investment income.................       9.9      6.0      8.1        65.0          (25.9)
Earnings from continuing
  operations before provision for
  income taxes....................      42.7     38.6     28.1        10.6           37.4
Provision for income taxes........      16.3     14.9     10.6        (9.4)         (40.6)
Earnings from continuing
  operations......................      26.4     23.7     17.5        11.4           35.4
Loss from discontinued
  operations......................      (5.2)    (1.7)    (2.5)     (205.9)          32.0
Net earnings......................      21.2     22.0     15.0        (3.6)          46.7

                                        PERCENTAGE OF NET SALES
                                        YEAR ENDED DECEMBER 31,         PERCENTAGE CHANGE
                                        ------------------------   ---------------------------
                                         1997     1996     1995    1996 TO 1997   1995 TO 1996
                                        ------   ------   ------   ------------   ------------
Net sales.............................  100.0%   100.0%   100.0%         --%            --%
Cost of products sold.................   73.4     71.3     71.9        (2.1)           0.6
Selling, general and administrative
  expense.............................   19.3     21.4     21.5         2.1            0.1
Operating earnings....................    7.3      7.3      6.6          --            0.7
Interest expense......................   (4.4)    (3.4)    (3.5)       (1.0)           0.1
Investment income.....................    0.9      0.7      1.2         0.2           (0.5)
Earnings from continuing operations
  before provision for income taxes...    3.8      4.6      4.3        (0.8)           0.3
Provision for income taxes............    1.4      1.8      1.6         0.4           (0.2)
Earnings from continuing operations...    2.4      2.8      2.7        (0.4)           0.1
Loss from discontinued operations.....   (0.5)    (0.2)    (0.4)       (0.3)           0.2
Net earnings..........................    1.9      2.6      2.3        (0.7)           0.3

     The following table presents the net sales for the Company's principal product groups for the three years ended December 31, 1997, and the percentage change of such results as compared to the prior year. Certain amounts in the table for prior periods have been reclassified to conform to the presentation for 1997.


                                     YEAR ENDED DECEMBER 31,          PERCENTAGE CHANGE
                                    --------------------------   ---------------------------
                                      1997      1996     1995    1996 TO 1997   1995 TO 1996
                                    --------   ------   ------   ------------   ------------
                                          (IN MILLIONS)
Net sales
  Residential Building Products...  $  430.5   $418.5   $293.4        2.9%          42.6%
  Air Conditioning and Heating
     Products.....................     419.4    423.1    363.4       (0.9)          16.4
  Windows, Doors and Siding.......     189.0       --       --         --             --
  Specialty Products and
     Distribution.................      95.2       --       --         --             --
                                    --------   ------   ------       ----           ----
                                    $1,134.1   $841.6   $656.8       34.8%          28.1%
                                    ========   ======   ======       ====           ====


YEAR ENDED DECEMBER 31, 1997 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1996

     Net sales increased approximately $292,500,000, or approximately 34.8%, as compared to 1996 (or increased approximately $300,500,000, or approximately 35.7%, excluding the effect of foreign exchange). Net sales increased principally as a result of the Ply Gem Acquisition on August 26, 1997, which contributed approximately $284,200,000 to net sales. Excluding sales from the Ply Gem Acquisition, net sales increased approximately $8,300,000, or 1.0%, as compared to 1996 (or increased approximately $16,400,000, or approximately 2.0% excluding the effect of foreign exchange). This increase was principally as a result of slightly higher sales volume in the Residential Building Products Group (partially offset by the effects of foreign exchange) and residential products of the Air Conditioning and Heating Products Group partially offset by lower sales levels of commercial HVAC products and approximately $3,600,000 lower sales from the sale of a residential HVAC product line in 1997.

     Cost of products sold as a percentage of net sales increased from approximately 71.3% in 1996 to approximately 73.4% in 1997. Excluding the Ply Gem businesses, (which have a higher level of cost of sales than the overall group of businesses owned prior to the Ply Gem Acquisition), cost of products sold as a percentage of net sales decreased from approximately 71.3% to approximately 70.4% in 1997, as compared to 1996. This decrease in the percentage principally resulted from a reduction in the cost of certain raw materials and components compared to 1996 and decreased labor as a percentage of net sales in the Residential Building Products and Air Conditioning and Heating Products Groups due to the increased volume of higher margin products and improved efficiency. Had all year-end inventory values been stated on a FIFO basis, year-end inventory would have been approximately $5,041,000 higher in 1997, approximately $6,015,000 higher in 1996 and approximately $7,873,000 higher in 1995. Overall, changes in the cost of products sold as a percentage of net sales for one period as compared to another period may reflect a number of factors, including changes in the relative mix of products sold, the effect of changes in sales prices, the material cost of products sold and changes in productivity levels.

     Selling, general and administrative expense as a percentage of net sales decreased from approximately 21.4% in 1996 to approximately 19.3% in 1997. Excluding the Ply Gem businesses (which have a lower level of selling, general and administrative expense to net sales than the overall group of businesses owned prior to the acquisition), selling, general and administrative expense as a percentage of net sales decreased from approximately 21.4% in 1996 to approximately 21.2% in 1997. This decrease in the percentage was due principally to higher sales levels in the Residential Building Products Group without a proportionate increase in expense and the effect of the sale of a residential HVAC product line noted above, partially offset by lower sales levels of commercial products by the Air Conditioning and Heating Products Group without a proportionate decrease in expense.

     Segment earnings were approximately $97,000,000 for 1997, as compared to approximately $74,900,000 for 1996. Segment earnings are operating earnings from continuing operations before corporate and other expenses that are not directly attributable to the Company's product groups. The Ply Gem Acquisition contributed approximately $11,300,000 to segment earnings. Segment earnings have been reduced by depreciation and amortization expense of approximately $26,600,000 and approximately $19,500,000 for 1997 and 1996, respectively. The Ply Gem Acquisition contributed approximately $6,300,000 of the increase in depreciation and amortization expense in 1997. The overall increase in segment earnings was due principally, in addition to the effect of the Ply Gem Acquisition, to increased sales volume without a proportionate increase in expense particularly in the Residential Building Products Group and, to a lesser extent, the residential sector of the Air Conditioning and Heating Products Group and was affected by the factors previously noted.

     Earnings of foreign operations, consisting primarily of the results of operations of the Company's Canadian and European subsidiaries, which manufacture built-in ventilating products, decreased to approximately 10.8% of segment earnings in 1997 from approximately 11.2% of such earnings in 1996. The decrease in the percentage is due to an increase in domestic earnings in 1997, in part as a result of $11,300,000 contributed by Ply Gem, which has primarily domestic operations. Sales and earnings derived from the international market are subject to the risks of currency fluctuations.

     Operating earnings in 1997 increased approximately $22,000,000, or approximately 36.1%, as compared to 1996, primarily due to the factors previously discussed.

     Interest expense in 1997 increased approximately $21,800,000 or approximately 76.8%, as compared to 1996, primarily as a result of the sale of the 9 1/4% Notes in March 1997, the sale of the 9 1/8% Notes in August 1997 and the existing indebtedness of Ply Gem. This increase was partially offset by the refinancing of certain outstanding indebtedness of the Company's subsidiaries primarily in the second quarter of 1997. (See Notes 2 and 5 of the Notes to Consolidated Financial Statements of the Company included elsewhere herein.)

     Investment income in 1997 increased approximately $3,900,000, or approximately 65.0%, as compared to 1996, principally due to higher average invested balances of short-term investments and marketable securities.

     The provision for income taxes was approximately $16,300,000 for 1997, as compared to approximately $14,900,000 for 1996. The provision for income taxes was reduced by approximately $1,540,000 in 1997 and $481,000 in 1996 reflecting the reversal of tax reserves no longer required. The income tax rates differed from the United States Federal statutory rate of 35% principally as a result of state income tax provisions, nondeductible amortization expense (for tax purposes), changes in tax reserves, the effect of foreign income tax on foreign source income and the effect of product development tax credits from foreign operations. (See Note 4 of the Notes to Consolidated Financial Statements of the Company included elsewhere herein.)

     In the fourth quarter of 1997, the Company adopted a plan to discontinue its Plumbing Products Group. Loss from discontinued operations related to the Plumbing Products Group increased approximately $3,500,000 from a loss of $1,700,000 in 1996 to a loss of $5,200,000 in 1997. Loss from discontinued operations in 1997 includes a net after tax loss of $1,600,000 for operating losses expected to occur during the disposal period and is net of an income tax benefit of $900,000. Loss from discontinued operations includes net after tax operating losses of $3,600,000 in 1997 and $1,700,000 in 1996 and are net of income tax benefits of $2,100,000 and $900,000 for 1997 and 1996, respectively. Operating results of discontinued operations reflect an allocation of corporate interest expense of approximately $1,900,000 and $1,700,000 in 1997 and 1996, respectively and are net of income tax benefits of $670,000 and $600,000 in 1997 and 1996, respectively. (See Note 9 of the Notes to Consolidated Financial Statements of the Company included elsewhere herein.)

YEAR ENDED DECEMBER 31, 1996 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1995

     Net sales increased approximately $184,800,000, or approximately 28.1%, as compared to 1995. The Residential Building Products Group net sales increased principally as a result of fourth quarter 1995 acquisitions, which contributed approximately $140,400,000 in 1996 as compared to approximately $24,600,000 in 1995. Shipments of new and replacement HVAC products to manufactured housing customers and increased sales levels of commercial and industrial HVAC products were the primary reasons for increased sales in the Air Conditioning and Heating Products Group. Modest sales price increases in certain product lines of the Residential Building Products Group were also a factor, and were partially offset by lower sales prices of certain residential HVAC products in the Air Conditioning and Heating Products Group.

     Cost of products sold as a percentage of net sales decreased from approximately 71.9% in 1995 to approximately 71.3% in 1996. The decrease in the percentage principally resulted from a reduction in cost in 1996 of certain raw materials and components compared to 1995 and decreased overhead costs as a percentage of sales in the Residential Building Products and Air Conditioning and Heating Products Groups due to increased volume and improved efficiency. These decreases were partially offset by the 1995 acquisitions of Rangaire, Best and Venmar, which have a higher level of cost of sales to net sales than the overall group of businesses owned prior to the acquisitions, the effect of the development and introduction of new products and the effect of an extended shut-down period in the third quarter in Europe. Had all year-end inventory values been stated on a FIFO basis, year-end inventory would have been approximately $6,015,000 higher in 1996, approximately $7,873,000 higher in 1995 and approximately $4,254,000 higher in 1994.

     Selling, general and administrative expenses as a percentage of net sales were consistent between years at approximately 21.5% in 1995 and 21.4% in 1996. The fourth quarter 1995 acquisitions, which have a lower level of selling, general and administrative expense to net sales than the overall group of businesses owned prior to the acquisitions, resulted in a decrease in the percentage which was primarily offset by the effect of limited sales activity during an extended shut-down period in the third quarter of 1996 by the Company's European subsidiaries without a proportionate reduction in expense and higher net unallocated expense.

     Segment earnings were approximately $74,900,000 for 1996, as compared to approximately $50,600,000 for 1995. Fourth quarter 1995 acquisitions, included in the Residential Building Products Group, contributed approximately $8,400,000 to segment earnings in 1996 as compared to $1,050,000 in 1995. Segment earnings have been reduced by depreciation and amortization expense of approximately $19,500,000 and approximately $14,800,000 for 1996 and 1995, respectively. Acquisitions accounted for approximately $5,100,000 of the depreciation and amortization expense in 1996 as compared to $750,000 in 1995. The overall increase in segment earnings was due principally to increased sales volume in each of the Company's operating groups, particularly increased sales volume of residential and commercial HVAC products and residential building products, the effect of increased sales from the fourth quarter 1995 acquisitions of Rangaire, Best and Venmar, and a reduction in the price paid for certain materials in each of the Company's operating groups and was affected by the factors previously noted.

     Foreign segment earnings, consisting primarily of the results of operations of the Company's Canadian and European subsidiaries, which manufacture built-in ventilating products, increased to approximately 11.2% of segment earnings in 1996 from approximately 5.8% of such earnings in 1995. The increase in 1996 was primarily attributable to an approximate 184.2% increase in foreign segment earnings in 1996, as compared to a 39.1% increase in domestic earnings. The increase in 1996 was primarily attributable to earnings of the Company's 1995 Canadian and European acquisitions.

     Operating earnings in 1996 increased approximately $18,000,000, or approximately 41.9%, as compared to 1995, primarily due to the factors previously discussed.

     Interest expense in 1996 increased approximately $5,400,000, or approximately 23.5%, as compared to 1995, primarily as a result of higher borrowings resulting from the 1995 acquisitions of Rangaire, Best and Venmar, including existing short-term working capital borrowings of the acquired subsidiaries.

     Investment income in 1996 decreased approximately $2,100,000, or approximately 25.9%, as compared to 1995, principally due to lower average invested balances of short-term investments and marketable securities, principally resulting from the 1995 acquisitions of Rangaire, Best and Venmar and from purchases of the Company's capital stock, partially offset by increased cash from operating results.

     The provision for income taxes was approximately $14,900,000 for 1996, as compared to approximately $10,600,000 for 1995. The provision for income taxes has been reduced by approximately $481,000 in 1996 and approximately $1,100,000 in 1995, respectively, reflecting the reversal of tax valuation reserves no longer required, of which approximately $263,000 in 1996 and $670,000 in 1995 are as a result of the gain on the sale of certain investments and marketable securities. The income tax rates differed from the United States Federal statutory rate of 35% principally as a result of state income tax provisions, nondeductible amortization expense (for tax purposes), the changes in tax reserves, the effect of foreign income tax on foreign source income, and in 1996 from the effect of product development tax credits from foreign operations. (See
Note 4 of the Notes to Consolidated Financial Statements of the Company included elsewhere herein.)

     Loss from discontinued operations related to the Plumbing Products Group decreased approximately $800,000 from a loss of $2,500,000 in 1995 to a loss of $1,700,000 in 1996. Loss from discontinued operations includes a net after tax operating loss of $1,700,000 in 1996 and $2,500,000 in 1995 and is net of tax benefits of $900,000 and $1,300,000 for 1996 and 1995, respectively. Operating results of discontinued operations reflect an allocation of corporate interest expense of approximately $1,700,000 and $1,900,000 in 1996 and 1995, respectively, and are net of a tax benefit of $600,000 and $670,000 in 1996 and 1995, respectively. (See Note 9 of the Notes to Consolidated Financial Statements of the Company included elsewhere herein.)

LIQUIDITY AND CAPITAL RESOURCES

     On August 26, 1997, a wholly-owned subsidiary of the Company completed the Ply Gem Acquisition in a tender offer for a cash price of $19.50 per outstanding share of common stock. Net cash paid for the Ply Gem Acquisition, including expenses, settlement of stock options and payment to terminate Ply Gem's existing accounts receivable securitization program, was approximately $407,419,000 at December 31, 1997. On August 26, 1997, prior to the Ply Gem Acquisition, Ply Gem refinanced approximately $108,900,000 of its existing indebtedness.

     On August 26, 1997, the Company sold approximately $310,000,000 principal amount of the 9 1/8% Notes for approximately $297,269,000, net of a discount of approximately $2,505,000 and approximately $10,226,000 of expenses incurred in connection with the sale. The Company used a portion of these net proceeds, together with available cash, to purchase the shares of Ply Gem, to fund the approximate $45,000,000 payment to terminate Ply Gem's existing accounts receivable securitization program and to pay certain fees and expenses.

     On March 17, 1997, the Company sold $175,000,000 principal amount of 9 1/4% Notes for approximately $168,945,000, net of a discount of approximately $1,011,000 and approximately $5,044,000 of expenses incurred in connection with the sale.

     Unrestricted cash and cash equivalents increased approximately $84,800,000 from December 31, 1996 to December 31, 1997, primarily as the result of cash generated from operations and the net proceeds from the sale of the 9 1/4% Notes and the 9 1/8% Notes, net of cash paid in connection with the Ply Gem Acquisition as described above and the reduction in certain indebtedness of the Company's subsidiaries.

     The Company's investment in marketable securities at December 31, 1997 consisted primarily of investments in bank issued money market instruments, commercial paper and United States Treasury securities. At December 31, 1997, approximately $6,348,000 of the Company's cash and investments were pledged as collateral for insurance and other requirements and were classified as restricted in current assets in the Company's accompanying consolidated balance sheet.

     The Company's Board of Directors has authorized a program to purchase up to 500,000 shares of the Company's Common Stock and Special Common Stock in open-market or negotiated transactions subject to market conditions, cash availability and provisions of the Company's outstanding debt instruments. As of February 28, 1998, the Company had purchased approximately 316,500 shares of its Common and Special Common Stock under this program for approximately $9,314,000 and accounted for such share purchases as Treasury Stock.

     At March 1, 1998, approximately $6,872,000 was available for the payment of cash dividends or stock payments under the terms of the Company's most restrictive Indenture.

     The Company's working capital and current ratio increased from approximately $163,133,000 and 1.9:1, respectively, to approximately $341,821,000 and 2.3:1, respectively, between December 31, 1996 and December 31, 1997. The increase was principally as a result of the Ply Gem Acquisition, which contributed approximately $212,971,000 to current assets and approximately $88,385,000 to current liabilities at December 31, 1997 and an increase in unrestricted cash, investments and marketable securities of approximately $84,800,000.

     Accounts receivable increased approximately $72,212,000, or approximately 66.7%, between December 31, 1996 and December 31, 1997, while net sales increased approximately $206,282,000, or approximately 98.5% in the fourth quarter of 1997 as compared to the fourth quarter of 1996. Approximately $69,000,000 of the increase in accounts receivable and approximately $201,000,000 of the increase in net sales was principally due to the Ply Gem Acquisition. The rate of change in accounts receivable in certain periods may be different from the rate of change in sales in such periods principally due to the timing of net sales. Increases or decreases in net sales near the end of any period generally result in significant changes in the amount of accounts receivable on the date of the balance sheet at the end of such period, as was the situation on December 31, 1997 as compared to December 31, 1996. The Company has not experienced any significant changes in credit terms, collection efforts, credit utilization or delinquency in accounts receivable in 1997.

     Inventories increased approximately $86,264,000 or approximately 95.9%, between December 31, 1996 and December 31, 1997. The increase is due to the inclusion of approximately $88,000,000 of inventory related to Ply Gem at December 31, 1997.

     Accounts payable increased approximately $24,660,000 or approximately 36.9% between December 31, 1996 and December 31, 1997, including approximately $28,355,000 of accounts payable at December 31, 1997 from the Ply Gem Acquisition.

     Unrestricted cash and cash equivalents increased approximately $84,800,000 from December 31, 1996 to December 31, 1997, principally as a result of the following:

                                                                CONDENSED
                                                              CONSOLIDATED
                                                               CASH FLOWS
                                                              -------------
Operating Activities:
  Cash flow from operations, net............................  $  52,407,000
  Decrease in accounts receivable, net......................     10,259,000
  Decrease in inventories...................................      6,524,000
  Decrease in prepaids and other current assets.............      5,699,000
  Decrease in net assets of discontinued operations.........      4,934,000
  Decrease in trade accounts payable........................    (16,359,000)
  Increase in accrued expenses and taxes....................     25,968,000
Investing Activities:
  Net cash paid for a business acquired.....................   (407,419,000)
  Purchase of marketable securities.........................   (283,918,000)
  Proceeds from the sale of marketable securities...........    298,158,000
  Capital expenditures......................................    (22,464,000)
Financing Activities:
  Sale of Notes.............................................    466,214,000
  Payment of borrowings, net................................    (33,354,000)
  Purchase of Common Stock and Special Common Stock.........    (10,177,000)
Other, net..................................................    (11,672,000)
                                                              -------------
                                                              $  84,800,000
                                                              =============

     The impact of changes in foreign currency exchange rates on cash was not material and has been included in other, net.

     The Company's debt-to-equity ratio increased from approximately 2.4:1 at December 31, 1996 to 6.7:1 at December 31, 1997, primarily as a result of the sale of the 9 1/4% Notes and the 9 1/8% Notes, indebtedness of Ply Gem of approximately $128,529,000 existing at the date of the Ply Gem Acquisition and the effect of the purchase of the Company's Common Stock and Special Common Stock (see Notes 2, 5 and 6 to Consolidated Financial Statements of the Company included elsewhere herein), partially offset by the payment of certain subsidiary indebtedness and by net earnings for the year ended December 31, 1997. (See the Consolidated Statement of Stockholders' Investment of the Company included elsewhere herein.)

     At December 31, 1997, the Company had approximately $60,800,000 of net U.S. federal prepaid income tax assets which are expected to be realized through future operating earnings. (See Note 4 of the Notes to Consolidated Financial Statements of the Company included elsewhere herein.)

     The Company believes that its growth will be generated largely by internal growth, augmented by strategic acquisitions. The Company regularly evaluates potential acquisitions which would increase or expand the market penetration of, or otherwise complement, its current product lines.

     Capital expenditures were approximately $22,500,000 in 1997 and are expected to be approximately $40,000,000 in 1998.

The Offering and the Proposed Acquisition

     On March 9, 1998, the Company through Acquisition Sub entered into the Purchase Agreement to acquire NuTone for approximately $242,500,000 in cash, subject to certain adjustments, plus the assumption of operating liabilities. The Proposed Acquisition is subject to the requirements of the HSR Act. In connection with its review of the transaction under the HSR Act, the FTC has issued a Second Request for certain additional information. The FTC has taken no position with respect to the transaction and there can be no assurance that the Proposed Acquisition, as proposed, will be consummated. If the Proposed Acquisition is not consummated on a timely basis as a result of the FTC's review, the Company expects that it will incur an approximately $3,100,000 net after tax charge to its earnings during fiscal 1998 as a result of fees, expenses and other acquisition related costs. In order to consummate the Proposed Acquisition, the Company will need to raise additional funds through debt financings. (See "Recent Developments" and Note 13 to the Notes to Consolidated Financial Statements of the Company included elsewhere herein.) Following the Proposed Acquisition, the Company anticipates that additional funds required to support its working capital needs will be obtained from available cash, cash from continuing operations, additional borrowings and the proceeds from asset sales of certain of the Company's existing businesses.


     The Company expects to use a combination of approximately $60,000,000 from the net proceeds from the Offering, $60,000,000 of available cash and $130,000,000 of additional indebtedness to finance the Proposed Acquisition and to pay related fees and expenses, including financing fees and expenses. Therefore, after giving pro forma effect to the Offering and the Proposed Acquisition, the Company's total unrestricted cash, cash equivalents and marketable securities would be $102,700,000 as of December 31, 1997. See "Recent Developments."


     After giving pro forma effect to the Offering and the Proposed Acquisition, the Company's leverage will be reduced, although the Company will remain highly leveraged and expects to continue to remain highly leveraged for the foreseeable future. As of December 31, 1997, after giving pro forma effect to the Offering and the Proposed Acquisition, the Company would have had total debt of $983,600,000 and its debt to equity ratio would decrease to 5.2 to 1.

     After giving pro forma effect to the Offering and the Proposed Acquisition, the Company would have had working capital (exclusive of cash, cash equivalents and marketable securities) of approximately $193,700,000 at December 31, 1997. Historically, the Company's level of working capital has been seasonal in nature, with peak levels occurring during the second and third fiscal quarters.

     The Proposed Acquisition is not expected to have a material effect on the Company's capital expenditure requirements.

     After giving effect to the Proposed Acquisition, annual net interest expense is expected to increase to approximately $84,400,000.

     Absent the Proposed Acquisition, the Company believes that cash flow from subsidiary operations, unrestricted cash and marketable securities, and borrowings under new credit facilities or arrangements which may be entered into will provide sufficient liquidity to meet the Company's working capital, capital expenditure, debt service and other ongoing business needs through the next 12 months.

INFLATION, TRENDS AND GENERAL CONSIDERATIONS

     The Company's performance is dependent to a significant extent upon the levels of new residential construction, residential replacement and remodeling and non-residential construction, all of which are affected by such factors as interest rates, inflation and unemployment. In the near term, the Company expects to operate in an environment of relatively stable levels of construction and remodeling activity. However, increases in interest rates could have a negative impact on the level of housing construction and remodeling activity.

     The demand for the Company's products is seasonal, particularly in the Northeast and Midwest regions of the United States where inclement weather during the winter months usually reduces the level of building and remodeling activity in both the home improvement and new construction markets. The Company's lower sales levels usually occur during the first and fourth quarters. Since a high percentage of the Company's manufacturing overhead and operating expenses are relatively fixed throughout the year, operating income and net earnings tend to be lower in quarters with lower sales levels. The Ply Gem businesses, acquired in August 1997, have in the past been more seasonal in nature than the Company's businesses owned prior to the Ply Gem Acquisition. In addition, the demand for cash to fund the working capital of the Company's subsidiaries is greater from late in the first quarter until early in the fourth quarter.

     The Company is in the process of updating its computer systems to ensure that its systems are Year 2000 compliant and to improve such systems. The Company has and will continue to make investments in its computer systems and applications to ensure that the Company is Year 2000 compliant. The financial impact to the Company of its Year 2000 compliance programs has not been and is not anticipated to be material to its financial position or results of operations in any given year. While the Company does not believe it will suffer any major effect from the Year 2000 issue, it is possible that such effects could materially impact future financial results.

                                    BUSINESS

OVERVIEW

     The Company is a diversified manufacturer of residential and commercial building products, operating within four principal product groups: the Residential Building Products Group; the Air Conditioning and Heating Products Group; the Windows, Doors and Siding Group; and the Specialty Products and Distribution Group. Through these product groups, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the residential and commercial construction, manufactured housing, and the DIY and professional remodeling and renovation markets.

     The Company's domestic performance is dependent to a significant extent upon the levels of new residential construction, residential replacement and remodeling and non-residential construction, which are affected by such factors as interest rates, inflation, consumer spending habits and unemployment.

BUSINESS STRATEGY

     The Company seeks to realize consistent, profitable growth principally by:
(i) developing and maintaining leadership positions in market segments which the Company believes are growing at rates in excess of the overall building products industry; (ii) opportunistically expanding its product portfolio to achieve synergies in marketing, distribution and manufacturing; (iii) increasing its presence in the less cyclical replacement and retrofit market; (iv) operating as a low cost producer to maintain a competitive advantage; and (v) successfully completing and integrating strategic acquisitions.

     Target High Growth Market Segments. The Company targets those segments of the building products industry that it believes are experiencing more rapid growth than the overall building industry. These targeted segments include: (i) the general repair and renovation market, which continues to benefit from the increasing age and size of the U.S. housing stock and the proliferation of home center chains; (ii) the manufactured housing market, which has represented an increasing proportion of new housing starts over the past five years; and (iii) the vinyl windows and siding market, which have cost and performance characteristics that have resulted in substantially increased penetration of such products within the new home and retrofit markets. By increasing its presence in these market segments, the Company seeks to achieve rates of growth in excess of the overall building products industry. For example, net sales of the Company's Air Conditioning and Heating Products Group have grown at an internal compounded annual growth rate of approximately 12.1% for the five year period ended December 31, 1997 reflecting increasing demand for replacement products as the installed base of HVAC systems in the United States has grown.

     Achieve Marketing, Distribution and Manufacturing Synergies. The Company pursues increased penetration of distribution channels such as home centers and manufactured home builders which it believes present cross-marketing opportunities for the Company's expanding portfolio of products. For example, the Ply Gem Acquisition provides the opportunity to market Ply Gem's vinyl products to the manufactured housing market, in which the Company's HVAC products maintain a leading position. Similarly, the Company expects to leverage Ply Gem's position as one of the largest suppliers of vinyl siding and wood windows to home centers to increase the Company's existing sales of residential building products. Most recently, the Company entered into agreements to license several well-known HVAC brand names, including Frigidaire(R), Tappan(R) and Philco(R) which the Company expects to be well-received by HVAC residential distributors. The Company also seeks to achieve synergies in manufacturing by rationalizing its manufacturing processes among its products. For example, the Company transferred the manufacture of certain "Eurostyle" range hood products sold into the North American markets from the facilities of Best in Italy to Venmar's lower-cost Canadian facilities and also centralized production of its indoor-air-quality products into the same facilities.

     Increase Presence in Less Cyclical Replacement and Retrofit Market. The Company seeks to increase its presence in the replacement and retrofit market and lessen its dependence on the new construction segment of the building products industry, which is more sensitive to economic cycles. For example, the recent acquisition of Ply Gem, which is a leading supplier of windows to the replacement market, increased the Company's presence in the replacement and retrofit market. Other businesses of the Company which maintain a significant presence in the replacement and retrofit market include the Company's HVAC and ventilation businesses.

     Operate as a Low Cost Producer. The Company employs a combination of rigorous production controls, advanced manufacturing systems, capital investment and quality management systems to seek to achieve consistently low cost operations. To promote cost efficient operations, the Company also centralizes certain of its overhead functions, including its risk management, tax reporting and legal functions, and coordinates certain activities of its subsidiaries' operations, such as purchasing and transportation.

     Complete and Integrate Strategic Acquisitions. The Company has demonstrated an ability to successfully integrate acquired businesses. In 1995, the Company acquired Best, Rangaire and Venmar. Since that time, the Company has taken numerous actions to integrate these acquisitions into its Residential Building Products Group, including elimination of corporate redundancies, rationalization of multiple sales forces and a general reorganization of product line responsibilities related to its "Eurostyle" range hood and indoor-air-quality products as described above. Partially as a result of these actions, operating earnings within the Residential Building Products Group have increased as a percentage of net sales from 7.9% in 1995 to 10.5% in 1997.

     Since acquiring Ply Gem in August 1997, the Company has eliminated expenses associated with Ply Gem's corporate headquarters, consolidated certain corporate functions such as accounting, legal, tax, risk management and identified and commenced rationalization of underperforming product lines.

THE MARKET FOR BUILDING PRODUCTS

     The Industry Overview. The building products industry consists of a large number of companies that manufacture materials and equipment used primarily in two end markets: (i) the repair, renovation and remodeling market and (ii) the new construction market. Both of these end markets are further subdivided into residential and non-residential categories. According to the United States Department of Census (the "US Census Bureau"), private construction of residential and non-residential buildings totaled approximately $422 billion in 1997.

     The most important factors influencing demand for building products include both the levels of residential and commercial new construction activity and the levels of repair and remodeling activity. Demand for residential building products is principally affected by the number of housing starts, the rate of existing home sales and the age and size of the U.S. housing stock. The level of remodeling activity tends to be closely related to the rate of existing home sales and the age and size of such homes. The Company has strong relationships with large retail home centers which are expected to benefit from continuing growth of the DIY and home improvement markets.

     Renovation and Remodeling. The Company's strategy is to increase sales derived from spending associated with renovation and remodeling activities for both residential and non-residential buildings and structures. The Company believes that the frequency of renovating and remodeling activities increases with the age of a home and that such activities also often occur shortly before and after an existing home sale. Between 1987 and 1997, according to the National Association of Realtors, sales of existing homes increased by 24%, from
3.4 million to 4.2 million. According to the National Association of Homebuilders (the "NAH"), the average age of a U.S. home has increased from 23 years in 1985 to 28 years in 1995. Another factor driving increased demand for building products has been an increase in the average size of homes built in the United States. In 1996, according to the NAH the average single-family home contained 1,950 square feet of space, as compared to 1,385 square feet in 1970 and 1,595 square feet in 1980. Additionally, the rapid expansion of building product retail chains have made building products more accessible to "do-it-yourselfers," contributing to the overall growth in the renovation and remodeling markets. Correspondingly, between 1986 and 1996, according to the US Census Bureau, expenditures on home improvements increased from $55.3 billion to $77.9 billion, or 41%. In addition, these expenditures are 5.6% higher for the first nine months of 1997 compared to the same period of 1996. The Company also believes that the existing home market experiences less cyclicality than the new home market.

     Residential New Construction. This category includes spending associated with the construction of both single-family and multi-family residences. Building activity in the residential construction market is often measured in terms of housing starts, which vary with job growth, population growth and other demographic trends, as well as the state of the economy and interest rates. According to the US Census Bureau, housing starts in 1997 totaled 1,470,000 units, consisting of 1,130,000 single family units and 340,000 multi-family units. Since 1985, single family housing starts have exceeded one million units in all but two years (1990 and 1991). Manufactured housing shipments have increased from approximately 170,000 in 1991 to over 354,000 in 1997. The sector generally is growing faster than the overall market for new housing, representing 24% of the total single family housing starts in 1997, as compared to 17% in 1991. According to the US Census Bureau, total spending for new single family housing units in 1997 totaled approximately $162.7 billion, representing a 42% increase over 1987 levels.

     Non-Residential Construction. This category includes spending associated with the construction of new buildings and structures for the commercial, industrial, government and infrastructure markets. According to the US Census Bureau, expenditures for non-residential building construction between 1987 and 1997 increased from $123.2 billion to $161.2 billion, or 31%.

NORTEK

  Residential Building Products Group

     The Residential Building Products Group manufactures and distributes built-in products primarily for the residential new construction, DIY and professional remodeling and renovation markets. The principal products sold by the Group are kitchen range hoods, bath fans, combination units (fan, heater and light combinations), shower doors and bath cabinets. The Group is the largest supplier in North America of range hoods, bath fans and combination units, indoor air quality products (such as continuous-ventilation systems and energy-recovery ventilators) and one of the leading suppliers in Western Europe, South America and the Middle East of luxury "Eurostyle" range hoods. Products are sold under the Broan(R), Nautilus(R), Venmar(R), Flair, vanEE(R), Rangaire(R) and Best(R) brand names, among others, to distributors and dealers of electrical and lighting products, kitchen and bath dealers, retail home centers and original equipment manufacturers ("OEMs"). Customers for the Group's products include residential and electrical contractors, professional remodelers and DIY homeowners. Other products sold by this Group include, among others, wireless security products, garage door openers, built-in home intercoms and entertainment systems, home automation systems, door chimes, paddle fans, central vacuum systems and fluorescent lighting fixtures. The Company's sales of kitchen range hoods accounted for approximately 14.8% of the Company's consolidated net sales in 1997.

     A key component of the Group's operating strategy is the introduction of new products which capitalize on the strong Broan(R), Nautilus(R), Venmar(R), Flair, vanEE(R), Rangaire(R) and Best(R) brand names and the extensive distribution system of the Group's businesses. Products sold under these brand names include the Broan Rangemaster and Finesse(TM) rangehood, Solitaire and Solitare Ultra Silent fans and fan lights, the Best by Broan(R), "Eurostyle" luxury rangehoods, the Venmar(R), Flair and vanEE(R) Super Compact line of indoor air quality systems and the Broan(R) 12" wide trash compactor.

     With respect to certain product lines, several private label customers account for a substantial portion of net sales. In 1997, approximately 20.2% of the total sales of the Group were made to private label customers.

     Production generally consists of fabrication from coil and sheet steel and formed metal utilizing stamping, pressing and welding methods, assembly with components and subassemblies purchased from outside sources (motors, fan blades, heating elements, wiring harnesses, controlling devices, glass, mirrors, lighting fixtures, lumber, wood and polyethylene components, speakers, grilles and similar electronic components, and compact disc and tape player mechanisms) and painting, finishing and packaging.

     The Group offers a broad array of products with various features and styles across a range of price points. The Company believes that the Group's variety of product offerings helps the Group maintain and improve its market position for its principal products. At the same time, the Company believes that the Group's status as a low-cost producer, in large part as a result of advanced manufacturing processes, provides the Group with a competitive advantage.

     The Group's primary products compete with many domestic and international suppliers in their various markets. The Group competes with suppliers of competitive products primarily on the basis of quality, distribution, delivery and price. The market for bath cabinets is highly fragmented with no single dominant supplier. Although the Group believes it competes favorably among suppliers of the Group's products, certain of these suppliers have greater financial and marketing resources than the Group.

     The Group has 17 manufacturing plants and had 2,791 full-time employees as of December 31, 1997, 306 of whom are covered by collective bargaining agreements which expire in 1999, 2000 and 2001. The Company believes that the Group's relationships with its employees are satisfactory.

  Air Conditioning and Heating Products Group

     The Air Conditioning and Heating Products Group manufactures and sells HVAC systems for custom-designed commercial applications and for manufactured and site-built residential housing. The Group's commercial products consist of HVAC systems that are custom-designed to meet customer specifications for commercial offices, manufacturing and educational facilities, hospitals, retail stores and governmental buildings. Such systems are primarily designed to operate on building rooftops (including large self-contained walk-in units) or on individual floors within a building, and range from 40 to 600 tons of cooling capacity. The Group markets its commercial products under the Governair(R), Mammoth(R), Temtrol(TM), Aston and Venmar(R) brand names. For manufactured and site built residential housing, the Group's products include central air conditioners, heat pumps, furnaces and a wide range of accessories marketed under the Intertherm(R), Miller(R), and POWERmiser(R) brand names for certain of its products. The Group has recently licensed the use of the Frigidaire(R), Tappan(R) and Philco(R) brand names. Residential central air conditioning products range from 1.5 to 5 tons of cooling capacity and furnaces range from 45,000 BTUs to 144,000 BTUs of heating capacity.

     Commercial Products. The Group's commercial products include packaged rooftop units and air handlers, custom walk-in mechanical equipment rooms, individual floor by floor units, heat pumps and heat recovery equipment. The market for commercial HVAC equipment is segmented between standard and custom-designed equipment. Standard equipment can be manufactured at a lower cost and therefore offered at substantially lower initial prices than custom-designed equipment. As a result, suppliers of standard equipment generally have a larger share of the overall commercial HVAC market than suppliers of custom-designed equipment, including the Group. However, because of certain building designs, shapes or other characteristics, the Company believes there are many applications for which custom-designed equipment is required or is more cost effective over the life of the building. Unlike standard equipment, the Group's commercial HVAC equipment can be designed to match the exact space, capacity and performance requirements of the customer. The Group sells its commercial products primarily to contractors, owners and developers of commercial office buildings, manufacturing and educational facilities, hospitals, retail stores and governmental buildings. The Group seeks to maintain strong relationships nationwide with design engineers, owners and developers, the persons who are most likely to value the benefits and long-term cost efficiencies of the Group's custom-designed equipment.

     The Company estimates that about half of the Group's commercial sales in 1997 were attributable to replacement and retrofit activity, which typically is less cyclical than new construction activity and generally commands higher margins. The Group continues to develop product and marketing programs to increase penetration in the growing replacement and retrofit market.

     For many commercial applications, the ability to provide a custom-designed system is the principal concern of the customer. The Group's packaged rooftop and self-contained walk-in equipment rooms maximize a building's rentable floor space because they are located outside the building. In addition, factors relating to the manner of construction and timing of installation of commercial HVAC equipment can often favor custom-designed rather than standard systems. As compared with site-built and standard HVAC systems, the Group's systems are factory assembled and then installed, rather than assembled on site, permitting extensive testing prior to shipment. As a result, the Group's commercial systems can be installed later in the construction process than site-built systems, thereby saving the owner or developer construction and labor costs. The Group's individual floor units offer flexibility in metering and billing, a substantial advantage if a building is to be occupied in stages or where HVAC usage varies significantly from floor to floor.

     The Group's commercial products are marketed through independently-owned manufacturers' representatives and an in-house sales, marketing and engineering group of 110 persons as of December 31, 1997. The independent representatives are typically HVAC engineers, a factor which is significant in marketing the Group's commercial products because of the design-intensive nature of the market segment in which the Group competes.

     The Company believes that the Group is among the largest suppliers of custom-designed commercial HVAC products in the United States. The Group's three largest competitors in the commercial HVAC market are York International Corporation (which sells under the "Pace" trade name) and its Miller-Picking division, McQuay International (a subsidiary of OYL Corporation), and The Trane Company (a subsidiary of American Standard Inc.). The Group competes primarily on the basis of engineering support, quality, flexibility in design and construction and total installed system cost. Although the Company believes that the Group competes favorably with respect to certain of these factors, most of the Group's competitors have greater financial and marketing resources than the Group and enjoy greater brand awareness. However, the Company believes that the Group's ability to produce equipment that meets the performance characteristics required by the particular product application provides it with advantages not enjoyed by certain of these competitors.

     Residential Products. The Group is one of the largest suppliers of air conditioners, heat pumps and furnaces to the manufactured housing market in the United States. In addition, the Group manufactures and markets HVAC and light commercial products for site-built homes and light commercial structures.

     The principal factors affecting the market for the Group's residential HVAC products are the levels of manufactured housing shipments and housing starts and the demand for replacements and modernization of existing equipment. The Company anticipates that the replacement market will continue to expand as a large number of previously installed heating and cooling products become outdated or reach the end of their useful lives. This growth may be accelerated by a tendency among consumers to replace older heating and cooling products with higher efficiency models prior to the end of such equipment's useful life. The market for residential cooling products, including those sold by the Group, is affected by spring and summer temperatures. The Group does not sell window air conditioners, a segment of the market which is highly seasonal and especially affected by spring and summer temperatures. The Company believes that the Group's ability to offer both heating and cooling products helps offset the effects of seasonality of the Group's sales.

     The Group sells its manufactured housing products to builders of manufactured housing and, through distributors, to manufactured housing retailers and owners of such housing. The majority of sales to builders of manufactured housing consists of furnaces designed and engineered to meet or exceed certain standards mandated by federal agencies, including the United States Department of Housing and Urban Development. These standards differ in several important respects from the standards for furnaces used in site-built residential homes. The aftermarket channel of distribution includes sales of both new and replacement air conditioning units and heat pumps and replacement furnaces. The Company believes that the Group has one major competitor in the furnace segment of this market, Evcon Industries, a subsidiary of York International Corporation, which markets its products under the "Evcon/Coleman" name.

     A substantial portion of site-built residential products have been introduced in the past several years, including a new line of furnaces and a reengineered line of high efficiency air conditioners and heat pumps. Residential HVAC products for use in site-built homes are sold through independently-owned distributors who sell to HVAC contractors. New products for commercial application up to 10 tons have also been recently introduced.

     Competition in the site-built residential HVAC market is intense, and many suppliers of such equipment have substantially greater financial and marketing resources than the Group and enjoy greater brand awareness. In these markets, the Group competes with, among others, Carrier Corporation, Rheem Manufacturing Company, Lennox Industries, The Trane Company and York International Corporation. The Group competes in both the manufactured housing and site-built markets on the basis of breadth and quality of its product line, distribution, product availability and price. The Company believes that the Group competes favorably with respect to these factors. To provide greater consumer acceptance and pull through for its products, the Company has recently licensed from White Consolidated Industries, Inc. the use of the Frigidaire(R), Tappan(R) and Philco(R) brand names for certain of its products.

     The Company estimates that more than half of the Group's sales of residential HVAC products in 1997 were attributable to the replacement market, which tends to be less cyclical than the new construction market.

     The Group has nine manufacturing plants and had 2,288 full-time employees as of December 31, 1997, 212 of whom are covered by a collective bargaining agreement which expires in 1998. The Company believes that the Group's relationships with its employees are satisfactory.

  Windows, Doors and Siding Group

     The Windows, Doors and Siding Group, which was acquired by the Company as part of the Ply Gem Acquisition in August, 1997, is a manufacturer and distributor of vinyl and wood windows, doors, vinyl siding, soffit, skirting and shutters for use in the residential construction, DIY and professional renovation market. The Company believes it is among the largest suppliers of vinyl windows serving the replacement market in the United States. Additionally, the Company believes it is a leading supplier of wood windows to major home centers and a leading supplier of vinyl siding in the United States. The Company's sales of windows, since the Ply Gem Acquisition, accounted for approximately 10.1% of the Company's consolidated net sales in 1997.

     Windows and Doors. The Group manufactures and sells a full line of wood, clad, composition (wood and vinyl) and vinyl windows and patio doors, glass and polycarbonate skylights, and wooden interior bifold doors sold under the Crestline(R), Vetter(R), Kenergy(R) and AWC(R) brand names. In addition, the Group manufactures energy efficient and maintenance free vinyl windows and patio doors, under the Great Lakes(R) Gold, PLY GEM(R) Premium, Uniframe(R), MC+(TM) and Garden Windows(TM) brand names. The products are marketed to both the home improvement and new construction markets through wholesale and specialty distributors, large contractors, home centers and lumber yards. The Company believes that it is the fourth largest producer of wood windows in the United States.

     Through the Crestline(R) and Vetter(R) brands, wood windows are available with primed or clad exteriors, and offer innovative product features with a wide selection of options. A complete range of window styles include double hung, single hung, casement, awning, sliding, garden, angle bay and bow windows. Specialty and custom windows are available in a wide variety of shapes and sizes. Patio doors are offered in traditional hinged, French hinged, sliding and French sliding designs. The CrestWood(TM) series of premium wood windows and patio doors combine the performance of an energy efficient, maintenance-free solid vinyl exterior with the warmth and beauty of a natural pine, oak, walnut or cherry interior that can be painted or stained. Most of the products are available with insulated divided light glass, a patented energy efficient replica of historically correct narrow muntin bar divided light wood windows and patio doors. VinylCrest(TM) and ProCraft(TM) comprise a complete line of solid vinyl windows, which are available for replacement and new construction applications, in a full range of styles. These product offerings are an important component of the Group's strategy to offer windows in all price points and market segments. In addition to a broad line of standard windows and doors, its custom window factory can build nearly any shape and size window.

     The Group manufactures a series of vinyl windows and patio doors for new construction in both standard and custom sizes. Replacement units are manufactured to customer specifications. These products include single hung, double hung, bow and bay, casement, garden, sliding and awning windows, as well as hinged and sliding patio doors in a variety of vinyl colors and interior woodgrains, several different grille styles and patterns and a wide assortment of glass options. Product lines feature fusion welded sash and frame corners which are guaranteed not to separate, leak air or water, or require maintenance. The Intercept(TM) warm edge glass spacer system is manufactured in one continuous piece, resulting in a stronger, more energy efficient insulated glass unit. The Company is the only vinyl window manufacturer to offer EasyClean(TM) glass, which works like

Teflon(TM) on cookware, providing an owner with a window which requires less cleaning. These products incorporate other innovations which differentiate the product line from other window manufacturers, including wood grain vinyl interiors available in three finishes, multi-point locking hardware, and sliding patio doors which utilize a proprietary tank type roller system. Replacement products are sold through specialty distributors and directly to large contractors. The new construction series of vinyl windows and patio doors is currently being sold under private label programs and to a select number of dealer distributors. This multiple brand approach has allowed the Group to achieve increased penetration in a given geographic area, by offering dealer distributors individual brands on an exclusive basis.

     The Group differentiates itself from its competition with a multiple brand strategy, multi-channels of distribution (with an emphasis on the home center market), an established distribution network utilizing custom design and manufacturing capabilities, and a trained field sales and service support network. Its ability to sell in full truckload and less than truckload quantities is tailored to the desires of large home center chains which prefer to purchase windows direct from the manufacturer. The Group's ability to offer a broad product line that includes primed, clad, composition (wood and vinyl) and vinyl windows and patio doors, along with skylights under a single brand is also important to the Group's sales and marketing strategy, together with the Company's focus on one of the fastest growing segments in the industry -- home centers and lumberyards.

     Siding. The Group is a manufacturer of vinyl siding, soffit, skirting and accessories, which are available in a variety of woodgrains and colors. Its products are used in both remodeling and new construction applications, including manufactured housing. Vinyl siding has captured an increasing share of the overall market for exterior siding materials due to its ease of installation, high performance, durability, low maintenance requirements and price stability as compared to alternative siding materials (including wood, aluminum and masonry). These products are marketed under Cedar Lane(R), Varigrain(R), Duragrain(R), Timber Oak(R), and ProLoc(R), brands and the Georgia Pacific label. The Company believes it is the leading supplier to home centers and lumberyards, and the fourth largest producer of vinyl siding in the United States. In addition, the Group is a supplier to the Eastern European market.

     Vinyl siding is sold to either specialty distributors who, in turn, sell directly to remodeling contractors or builders, or to building materials wholesale distributors who sell to home centers and lumberyards who, in turn, sell to remodeling contractors and consumers (two-step distribution). The Company believes that it is able to compete on favorable terms as a result of its distribution coverage, high quality and innovative products, and production efficiency. Additionally, the Company has a strong presence in the retail segment of the market, which continues to grow at a rate faster than the overall market.

     The Group also manufactures a line of injection molded siding components for the remodeling and new construction markets. Siding components include blocks, which allow for the flush mounting of items like light fixtures to the exterior of a home, and gable vents that provide attic ventilation. The products are sold to home centers, lumberyards and wholesale distributors of building materials. It is the only manufacturer of siding components to offer a color selection to match or complement the colors offered by most major manufacturers of vinyl siding. The Group has also recently introduced a line of fixed and variable dimension shutters.

     The Group operates ten manufacturing plants in the United States and had 3,436 full-time employees as of December 31, 1997, 1,578 of whom are covered by collective bargaining agreements which expire in 1998 and 1999. The Company believes that the Group's relationships with its employees are satisfactory.

  Specialty Products and Distribution Group

     The Specialty Products and Distribution Group, which was acquired by the Company as part of the Ply Gem Acquisition in August, 1997, manufactures and distributes pressure treated wood products, specialty lumber and decorative home products. The Group offers a full range of preservative and fire retardant treated lumber and plywood products which are marketed to home centers, cooperative buying groups, lumberyards and independent wholesale distributors for use generally in residential decking, roofing, siding and landscaping as well as various commercial construction applications. The Group's products include fire retardant treated wood products which are used nationwide for commercial and noncombustible construction. These products, PYRO-GUARD(R) and EXTERIOR FIRE-X(R) are the Group's major brands in the United States. They are available from Company plants east of the Rockies and from licensees west of the Rockies. Other treated wood products include CCA/KDAT preservative treated wood for commercial and residential construction that is kiln dried after treatment, COP-8(R) food-safe preservative treated wood and PLYWALL preservative treated wood highway noise barriers.

     The Group manufactures and distributes specialty lumber and related building products for a variety of uses including roofing, decking, siding, landscaping and interior paneling. The Group also distributes decorative products for the home including prefinished wood paneling, solid wood planking, imported ceramic, marble and porcelain tile and melamine coated panels. Finished and unfinished wood and melamine shelving as well as other products are sold to home centers and lumberyards. The Group has become a strategic, value-added supplier of a wide range of products for the national home center chains.

     While the specialty wood products industry is very competitive, the Company believes it is able to compete effectively by providing superior customer service and quality, and wherever possible, proprietary products. The companies within the Group focus on high margin, niche markets within the broader defined wood products industry which tends to be commodity driven. Its products are sold through home center retailers and wholesalers of building materials. The Company believes that growth of this segment of its business will result from continued expansion of its share of the home center market.

     The Group also distributes a broad range of high end specialty wood and wood related products, including hardwood plywood, melamine and other laminated board products, hardwood lumber, high pressure laminates (HPL), solid surface materials and cabinet hardware and is a leading importer of specialty wood panels from all over the world, including Russian plywood sold under its brand name Baltic Birch(R). Customers of these products are industrial woodworkers, including cabinet manufacturers, architectural millworkers, and manufacturers of store fixtures, furniture, signs and exhibits. Products are sold through an extensive network of Company operated warehouse facilities as well as public warehouses located in various major port cities. Sales are generated by a well trained and experienced sales force. These distribution operations are differentiated from those of competitors, which primarily include local independent distributors, by superior customer service, geographic coverage and breadth of product line. As a result, the Group has become a preferred distributor of many products, selling them on an exclusive or limited exclusive basis. The Company believes that future growth will come from the introduction of new products and expansion of its market territories.

     In addition, the Group is a west coast manufacturer and distributor of furniture components, laminates and board products to furniture manufacturers and other original equipment manufacturers, building materials retailers and wholesalers. In addition to distribution of wood products, its strengths are laminating, drawer parts, cut-to-size components and other value added services on a just-in-time basis. As a large manufacturer and distributor of high quality, cost efficient products for the furniture, ready-to-assemble, cabinet and building industries, the Company specializes in providing custom laminations to industrial customers that meet almost any specification.

     The Specialty Products and Distribution Group operates eight production facilities and twelve distribution centers in the United States and had 707 full-time employees as of December 31, 1997, 163 of whom are covered by collective bargaining agreements which expire in 1998 and 1999. The Company believes that the Group's relationships with its employees are satisfactory.

     The Company is currently considering selling one or more of its businesses in this Group.

GENERAL CONSIDERATIONS

     Employees. The Company employed approximately 9,262 persons at December 31, 1997, of which 2,259 were employed under collective bargaining agreements.

     Backlog. Backlog expected to be filled during 1998 was approximately $127,137,000 at December 31, 1997 ($107,907,000 at December 31, 1996). Backlog
is not regarded as a significant factor for most of the Company's operations for which orders are generally for prompt delivery. While backlog stated for December 31, 1997 is believed to be firm, the possibility of cancellations makes it difficult to assess the firmness of backlog with certainty.

     Research and Development. The Company's research and development activities are principally related to new product development and such expenditures represent approximately 1% of net sales.


     Patents and Trademarks. The Company holds numerous design and process patents that it considers important, but no single patent is material to the overall conduct of its business. It is the Company's policy to obtain and protect patents whenever such action would be beneficial to the Company. The Company owns several trademarks that it considers material to the marketing of its products, including Broan(R), Nautilus(R), Venmar(R), vanEE(R), Rangaire(R), Best(R), Crestline(R), Vetter(R), AWC(R), Kenergy(R), CrestWood(TM), VinylCrest(TM), ProCraft(TM), Cedar Lane(R), Varigrain(R), Duragrain(R), Timber Oak(R), ProLoc(R), Great Lakes(R) Gold, PLY GEM(R)Premium, Uniframe(R), MC+(TM), Intercept(TM), Easy-Clean(TM), PYRO-GUARD(R), EXTERIOR FIRE-X(R), CCA/KDAT, COP-8(R), Baltic Birch(R), Governair(R), Mammoth(R), Temtrol(TM), Miller(R), Intertherm(R) and POWERmiser(R). The Company believes that its rights in these trademarks are adequately protected.


     Raw Materials. The Company purchases raw materials and most components used in its various manufacturing processes. The principal raw materials purchased by the Company are rolled sheet, formed and galvanized steel, copper, aluminum, plate mirror glass, PVC, polypropylene, glass, vinyl extrusions, particle board, fiberboard, lumber, plywood, various chemicals, paints, resins and plastics.

     The materials, molds and dyes, subassemblies and components purchased from other manufacturers, and other materials and supplies used in the Company's manufacturing processes have generally been available from a variety of sources. Whenever practical, the Company establishes multiple sources for the purchase of raw materials and components to achieve competitive pricing, ensure flexibility and protect against supply disruption. From time to time, increases in raw material costs can affect future supply availability due in part to raw material demands by other industries.

     Working Capital. The carrying of inventories to support customers and to permit prompt delivery of finished goods requires substantial working capital. Substantial working capital is also required to carry receivables. The demand for the Company's products is seasonal, particularly in the Northeast and Midwest regions of the United States and in Canada where inclement weather during the winter months usually reduces the level of building and remodeling activity in both the home improvement and new construction markets. The Ply Gem businesses, acquired in August 1997, have in the past been more seasonal in nature than the Company's subsidiaries owned prior to the acquisition. As a result, the demand for working capital of the Company's subsidiaries is greater from late in the first quarter until early in the fourth quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

LEGAL PROCEEDINGS

     The Company and its subsidiaries are subject to numerous federal, state and local laws and regulations, including environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. The Company believes that it is in substantial compliance with the material laws and regulations applicable to it. The Company is involved in current, and may become involved in future, remedial actions under federal and state environmental laws and regulations which impose liability on companies to clean up, or contribute to the cost of cleaning up, sites at which their hazardous wastes or materials were disposed of or released. Such claims may relate to properties or business lines acquired by the Company after a release has occurred. In other instances, the Company may be partially liable under law or contract to other parties that have acquired businesses or assets from the Company for past practices relating to hazardous substances management. The Company believes that all such claims asserted against it, or such obligations incurred by it, will not have a material adverse effect upon the Company's financial condition or results of operations. Expenditures in 1996 and 1997 to evaluate and remediate such sites were not material. However, the Company is presently unable to estimate accurately its ultimate financial exposure in connection with identified or yet to be identified remedial actions due among other reasons to: (i) uncertainties surrounding the nature and application of environmental regulations, (ii) the Company's lack of information about additional sites with respect to which it may be listed as a potentially responsible party ("PRP"), (iii) the level of clean-up that may be required at specific sites and choices concerning the technologies to be applied in corrective actions and (iv) the time periods over which remediation may occur. Furthermore, since liability for site remediation is joint and several, each PRP is potentially wholly liable for other PRPs that become insolvent or bankrupt. Thus, the solvency of other PRPs could directly affect the Company's ultimate aggregate clean-up costs. In certain circumstances, the Company's liability for clean-up costs may be covered in whole or in part by insurance or indemnification obligations of third parties.

     In addition to the legal matters described above, the Company and its subsidiaries are parties to various legal proceedings incident to the conduct of their businesses. None of these proceedings is expected to have a material adverse effect, either individually or in the aggregate, on the Company's financial position or results of operations. (See Note 8 of Notes to the Company's Consolidated Financial Statements included elsewhere herein.)

                                   MANAGEMENT

DIRECTORS OF THE COMPANY

     The following table sets forth the name, age as of the date hereof and current principal occupation or employment and five-year employment history for the five members currently serving on the Company's Board of Directors. Unless otherwise noted, each director has maintained the same principal occupation during the past five years.

                                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                   NAME                     AGE               FIVE-YEAR EMPLOYMENT HISTORY
                   ----                     ---      ----------------------------------------------
Richard L. Bready.........................  53    Chairman and Chief Executive Officer of the Company.
Phillip L. Cohen..........................  66    Partner with the professional service firm Arthur
                                                  Andersen LLP from 1965 until his retirement in June
                                                    1994 and a financial consultant since that date.
Richard J. Harris.........................  61    Vice President and Treasurer of the Company.
William I. Kelly..........................  54    Director of the Graduate School of Professional
                                                  Accounting of Northeastern University.
J. Peter Lyons............................  63    President of The Lyons Companies, an insurance and
                                                    employee benefits consulting company.

EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth the name, age as of the date hereof and position and office held with the Company for the following persons who may be deemed executive officers of the Company. Each executive officer has maintained the same position and office with the Company during the past five years.

                   NAME                     AGE            PRESENT POSITION WITH THE COMPANY
                   ----                     ---            ---------------------------------
Richard L. Bready.........................  53    Chairman and Chief Executive Officer
Almon C. Hall.............................  51    Vice President, Controller and Chief Accounting
                                                  Officer
Richard J. Harris.........................  61    Vice President and Treasurer
Kenneth J. Ortman.........................  62    Senior Vice President, Group Operations
Kevin W. Donnelly.........................  43    Vice President, General Counsel and Secretary

     Executive officers are elected annually by the Board of Directors of the Company and serve until their successors are chosen and qualified. Mr. Bready has an employment agreement with the Company providing for his employment as Chief Executive Officer through 2002, which term is extended at the end of each year for an additional year until either party gives notice that it will not be further extended. Mr. Bready has been Chief Executive Officer of the Company since October 31, 1990.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth the beneficial ownership of equity securities of the Company by the Company's directors, by its executive officers, by its directors and executive officers as a group, and by those known by the Company to own beneficially more than 5% of its Common Stock or Special Common Stock, all as of March 31, 1998, except for the number of shares held by Gabelli Funds, Inc., Neuberger & Berman, LLC, Marvin Schwartz and Canpartners Incorporated, as to which the dates are February 2, 1998, February 10, 1998, February 10, 1998 and May 4, 1998, respectively.



                                           COMMON STOCK          SPECIAL COMMON STOCK          SHARES OF
                                      -----------------------   -----------------------      COMMON STOCK
                                       AMOUNT AND                AMOUNT AND               BENEFICIALLY OWNED
                                       NATURE OF                 NATURE OF                AFTER THE OFFERING
                                       BENEFICIAL    PERCENT     BENEFICIAL    PERCENT    -------------------
              NAME(1)                 OWNERSHIP(2)   OF CLASS   OWNERSHIP(2)   OF CLASS    NUMBER     PERCENT
              -------                 ------------   --------   ------------   --------   ---------   -------
Richard L. Bready(3)+-..............     590,950        6.5       693,294        81.3       590,950      5.4
Phillip L. Cohen+...................         100          *            --                       100        *
Kevin W. Donnelly-..................      19,840          *            10           *        19,840        *
Almon C. Hall-......................      22,400          *            --                    22,400        *
Richard J. Harris(3)+-..............     284,266        3.2        50,106         8.7       284,266      2.6
William I. Kelly+...................         100          *            --                       100        *
J. Peter Lyons+.....................         240          *            --                       240        *
Kenneth J. Ortman-..................      32,875          *            --                    32,875        *
All directors and executive officers     713,971        7.9       697,147        81.8       713,971      6.4
  as a group(3)(4)..................
Gabelli Funds, Inc.(5)..............   1,415,600       15.8        18,665         3.2     1,415,600     12.9
  One Corporate Center,
  Rye, NY 10580
Neuberger & Berman, LLC(5)..........     567,000        6.3            --                   567,000      5.2
  605 Third Avenue,
  New York, NY 10158
Marvin Schwartz(5)..................     479,300        5.3            --                   479,300      4.4
  c/o Neuberger & Berman, LLC
  605 Third Avenue,
  New York, NY 10158
Canpartners Incorporated(5)(6)......     449,400        5.0            --                   449,400      4.1
  19665 Wilshire Boulevard, Suite
  200
  Beverly Hills, CA 90212


---------------
 *  Less than 1%

 +  Director of the Company

 -  Executive Officer of the Company

(1) The address of all such persons unless otherwise stated is c/o Nortek, Inc., 50 Kennedy Plaza, Providence, Rhode Island 02903-2360. Certain of the shares shown in the table are shares as to which the persons named in the table have the right to acquire beneficial ownership, as specified in Rule 13d-3(d)(1) promulgated under the Exchange Act. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially held by them, subject to community property laws where applicable.

(2) Includes shares subject to exercisable options in the case of Messrs. Bready (50,000 shares of Common Stock and 273,849 shares of Special Common Stock), Cohen (100 shares of Common Stock), Donnelly (11,747 shares of Common Stock), Hall (17,400 shares of Common Stock), Harris (25,000 shares of Common Stock), Kelly (100 shares of Common Stock), Lyons (100 shares of Common Stock) and Ortman (5,000 shares of Common Stock). Does not include shares issuable upon the exercise of options not currently exercisable in the case of Messrs. Bready (100,000 shares of Common Stock), Cohen (100 shares of Common Stock), Donnelly (5,000 shares of Common Stock), Hall (5,000 shares of Common

    Stock), Harris (5,000 shares of Common Stock), Kelly (100 shares of Common Stock), Lyons (100 shares of Common Stock) and Ortman (5,000 shares of Common Stock).

(3) Various defined benefit pension plans of the Company and certain of its subsidiaries held approximately 2.6% of the outstanding Common Stock of the Company and 8.0% of the outstanding Special Common Stock at March 31, 1998. Under the provisions of the trust agreement governing the plans, the Company may instruct the trustee regarding the acquisition and disposition of plan assets and the voting of securities held by the trust. Accordingly, although the directors and officers disclaim beneficial ownership of such shares, the shares are included in the table as being beneficially owned by Messrs. Bready and Harris and are also included under shares held by directors and executive officers as a group.

(4) Includes 109,447 shares of Common Stock and 273,849 shares of Special Common Stock that directors and executive officers as a group have a right to acquire upon the exercise of exercisable options. Does not include shares upon exercise of options totaling 120,300 shares of Common Stock that are not currently exercisable.

(5) The information as to these holdings was obtained from filings made with the Commission pursuant to Section 13 of the Exchange Act.


(6) Canyon Capital Management, L.P. ("CCM") is an investment advisor to various managed accounts with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock. Canpartners Incorporated is the general partner of CCM and Mitchell R. Julis, R. Christian B. Evenson and Joshua S. Friedman own 100% of Canpartners Incorporated.


    Except as set forth in the above table, the Company knows of no persons who at March 31, 1998, beneficially owned more than 5% of the shares of Common
Stock or Special Common Stock of the Company outstanding on that date.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock of the Company and certain provisions of the Restated Certificate and Bylaws, as amended (the "By-laws") is a summary and is qualified in its entirety by the provisions of the Restated Certificate and the By-laws, which are incorporated by reference as exhibits to the Registration Statement.

     Upon the closing of the Offering, the Company's authorized capital stock will consist of 40,000,000 shares of Common Stock, $1.00 par value per share, 5,000,000 shares of Special Common Stock, $1.00 par value per share, and 7,000,000 shares of Preference Stock, $1.00 par value per share, of which 200,000 shares have been designated as Series A Participating Preference Stock. As of March 31, 1998, there were issued and outstanding 8,976,120 shares of Common Stock and 578,660 shares of Special Common Stock. As of March 31, 1998, there were 3,054 record holders of Common Stock and 2,412 record holders of Special Common Stock.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held and have no preemptive, conversion or other rights to subscribe for additional shares or other securities of the Company. The holders of the Common Stock, voting separately as a class with the Preference Stock entitled to vote, have the right to elect 25% of the number of directors to be elected at a meeting called for such purpose. Holders of Common Stock are entitled to such dividends, payable in cash or other property, as and if declared by the Board of Directors out of funds legally available therefor, subject to preferential dividend rights of any outstanding Preference Stock. See "Dividend Policy." Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Common Stock are entitled to share ratably with the holders of Special Common Stock the net assets of the Company remaining after the payment of all creditors and liquidation preferences, if any. All the issued and outstanding shares of Common Stock are, and the shares being offered by the Company, upon their issuance and sale will be, fully paid and nonassessable.

SPECIAL COMMON STOCK

     Each share of Special Common Stock entitles the holder thereof to ten votes on each matter on which the holders of Special Common Stock are entitled to vote. Holders of Special Common Stock are entitled to dividends of cash, shares of capital stock of the Company or other property, as and if declared by the Board of Directors; provided, however that no cash dividends may be declared on the Special Common Stock unless cash dividends of at least an equal amount are declared and paid on the Common Stock. The Special Common Stock is not transferable except in certain limited circumstances, including a transfer to the holder's spouse. The Special Common Stock is also convertible at any time, without cost to the stockholder, into Common Stock on a share-for-share basis. Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Special Common Stock are entitled to share ratably with the holders of Common Stock the net assets of the Company remaining after payment of all creditors and liquidation preferences, if any. All of the issued and outstanding shares of Special Common Stock are fully paid and nonassessable.

PREFERENCE STOCK

     The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, from time to time to issue up to an aggregate of 7,000,000 shares of Preference Stock, $1.00 par value per share, in one or more series, each of such series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restriction is thereof, as shall be determined by the Board of Directors. Thus, any series may, if so determined by the Board of Directors, have full voting rights with the Common or Special Common Stock or superior or limited voting rights, be convertible into Common Stock or another security of the Company, and have such other relative rights, preferences and limitations as the

Company's Board of Directors shall determine. As a result, any class or series of Preference Stock could have rights which would adversely affect the voting power of the Common Stock and Special Common Stock.

     The Company has reserved 200,000 shares of Series A Participating Preference Stock (the "Series A Stock") for issuance in connection with exercise of the Rights, as discussed below. Each share of Series A Stock entitles the holder thereof to 100 votes on all matters submitted to the stockholders for a vote. In general, holders of Series A Stock vote together as a class with the holders of Common Stock and the holders of Special Common Stock. Holders of Series A Stock are entitled to receive dividends, as and if declared out of funds legally available therefor, in cash on the tenth of January, April, July and October in an amount equal to the greater of (i) $0.25 or (ii) 100 times the aggregate per share amount of all cash dividends and 100 times the aggregate amount per share of all non-cash dividends or other distributions payable on shares of Common Stock or Special Common Stock, since the immediately preceding date on which a dividend was required to be paid to the Series A Stock. Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Series A Stock are entitled to a preference payment of $15.00 per share plus accrued and unpaid dividends and distributions thereon, whether or not declared.

     The issuance of Preference Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company. As of the date of this Prospectus, there were no shares of Preferred Stock outstanding.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     Section 203 of the General Corporation Law of Delaware prohibits publicly-held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation's voting stock. The Company's By-laws provide that the Company will not be subject to the provisions of Section 203. The Company's Restated Certificate requires the affirmative approval of not less than 80% of the outstanding shares of capital stock of the Company entitled to vote to approve or authorize certain business combinations with restricted third parties. Restricted third parties include, subject to certain exclusions, any person who, together with affiliates and associates, owns 5% or more of the outstanding shares of capital stock of the Company.

     The Restated Certificate provides that any action by the stockholders of that class must be taken at a duly called annual or special meeting of the stockholders, and not by written consent. This provision could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company, since special meetings of stockholders may be called only by the Board of Directors, the Chairman of the Board or the President of the Company. These provisions may also discourage another person or entity from making a tender offer for Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent. In addition, the Board of Directors of the Company is divided into three "staggered" classes, with each class serving a term of three years. Dividing the Board of Directors in this manner increases the difficulty of removing incumbent members and could discourage a proxy contest or the acquisition of a substantial block of the Company's Common Stock.

     The Board of Directors is permitted pursuant to the Restated Certificate to consider special factors, such as the social, legal and economic effects upon employees, suppliers, and customers and the future prospects of the Company, when evaluating tender or exchange offers or a "Business Combination" as defined in Section 203 of the Delaware General Corporation Law.

     The Company has also included in its Restated Certificate provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

RIGHTS PLAN

     The Company has adopted the Rights Plan, pursuant to which each share of Common Stock has attached one right (the "Rights") which trades together with such share. The Rights will separate from the Common Stock and Rights certificates will be issued on the Distribution Date. Unless a majority of the Board of Directors determines otherwise, the "Distribution Date" will occur on the tenth business day following (i) public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired or obtained the right to acquire 17% or more of the outstanding Common Stock and Special Common Stock, taken together as a single class, or commences or announces an intention to make a tender offer that would result in a person or group owning 30% or more of the outstanding Common Stock and Special Common Stock, taken together as a single class. Certain individuals and entities, including any wholly owned subsidiary or employee benefit plan of the Company, members of the Company's Board of Directors, executive officers and entities controlled by any of the foregoing, will not be considered an Acquiring Person. Each Right enables the holder thereof to purchase from the Company one one-hundredth of a share of Series A Stock at a price of $72.00 per each one one-hundredth of Series A Stock, subject to adjustment.

     The Board may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar dilutive transaction; provided, however, that the Board may not effect an exchange at any time after any person, together with all affiliates of such person, becomes the beneficial owner of 50% or more of the Common Stock and Special Common Stock, taken together as a single class, then outstanding.

     If, at any time after the Company has knowledge that any person has become an Acquiring Person, the Company were to be acquired in a merger or other business combination, or more than 25% of the assets or earning power of the Company were to be sold, each Right would entitle the holder thereof to purchase, at the then current exercise price of the Right, common shares of the surviving company having a fair market value of twice the exercise price of the Right.

     The Board of Directors may redeem the Rights at a redemption price of $0.01 per Right, subject to adjustments to reflect any stock split, stock dividend, combination of shares or similar dilutive transaction, at any time prior to March 31, 2006, the expiration date of the Rights.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

CREDIT FACILITY

     On August 26, 1997, in connection with the Ply Gem Acquisition, a syndicate of lenders and Fleet National Bank, as sole administrative and collateral agent for itself and the other lenders, entered into a credit facility (as amended, the "Ply Gem Credit Facility") to refinance a portion of Ply Gem's existing indebtedness. At December 31, 1997, the aggregate amount of the credit outstanding under the Ply Gem Credit Facility was approximately $103.9 million.

     The Ply Gem Credit Facility provides Ply Gem with a term loan and letters of credit. Under the Ply Gem Credit Facility, the term loan and the letters of credit were issued contemporaneously with the closing of the acquisition of Ply Gem (the "Ply Gem Credit Facility Closing Date") and will mature on the fifth anniversary of the Ply Gem Credit Facility Closing Date.

     Term loans under the Ply Gem Credit Facility, at the option of Ply Gem, bear interest at a rate equal to: (i) a fluctuating interest rate per annum in effect from time to time, equal to the higher of (A) the prime rate publicly announced by Fleet and (B) 1/2 of one percent per annum above the federal funds rate; or (ii) the London InterBank Offer Rate plus a spread, which spread fluctuates between 30 and 95 basis points based on certain financial ratios of Ply Gem; provided, however, that the applicable interest rate will increase by 200 basis points during the continuance of any monetary default or event of default. Interest on the term loans under the Ply Gem Credit Facility is payable quarterly in arrears. In addition, Ply Gem pays a facility fee on the aggregate principal amount available under the Ply Gem Credit Facility, which fluctuates between 20 and 30 basis points based on certain financial ratios of Ply Gem. The facility fee is payable quarterly in arrears.

     The Ply Gem Credit Facility is secured by a first-priority lien on (i) all shares of capital stock of substantially all of Ply Gem's present operating subsidiaries, (ii) all of the present and future accounts receivable and inventory of Ply Gem and its operating Subsidiaries and (iii) all proceeds and products of the foregoing. In addition, Ply Gem and substantially all of its present operating subsidiaries have guaranteed the Ply Gem Credit Facility.

     During the period commencing on June 1, 1999 and ending on August 26, 2002, the aggregate principal amount of the Ply Gem Credit Facility will be subject to quarterly principal payments in an aggregate amount of $20.0 million beginning with annual amounts of $3.0 million in 1999 and increasing to $6.0 million for the first half of 2002 followed by a final payment of $83.9 million on August 26, 2002. Ply Gem is also required to make mandatory prepayments of a portion of the net proceeds of asset sales. Ply Gem may prepay borrowings under the Ply Gem Credit Facility, in whole or in part without premium or penalty. Borrowings outstanding under the Ply Gem Credit Facility are due and payable no later than the fifth anniversary of the Ply Gem Credit Facility Closing Date.

     The Ply Gem Credit Facility contains representations and warranties, covenants (including, without limitation, the financial covenants described below) and events of default customary for credit facilities of such type, except that there are no restrictions on the payment of dividends by Ply Gem unless a default exists, or would result from the payment of such dividend, under the Ply Gem Credit Facility.

     The Ply Gem Credit Facility requires Ply Gem at all times to have consolidated net worth of at least $375 million, less up to $25 million in losses on the sale by Ply Gem of certain unprofitable subsidiaries. Under the Ply Gem Credit Facility, Ply Gem also is required to maintain (i) a ratio of consolidated current assets to consolidated current liabilities that equals or exceeds 2 to 1 and (ii) a ratio of consolidated EBITDA to consolidated interest expense of at least 3.5 to 1. Furthermore, Ply Gem must not permit its consolidated funded debt to consolidated EBITDA for the four most recent consecutive full fiscal quarters to exceed the following amounts: 3.5 to 1 until September 30, 1998; 3.0 to 1 on December 31, 1998; 2.5 to 1 on June 30, 1999;
and 2 to 1 on June 30, 2000 and thereafter.

OTHER OBLIGATIONS


     In February 1994, the Company issued $218,500,000 principal amount of 9 7/8% Senior Subordinated Notes due 2004 (the "9 7/8% Notes"). The indenture governing the 9 7/8% Notes (the "9 7/8% Indenture") restricts, among other things, the payment of cash dividends, repurchase of the Company's capital stock and the making of certain other restricted payments, the incurrence of additional indebtedness, the making of certain investments, mergers, consolidations and sale of assets (all as defined in the 9 7/8% Indenture). Upon certain asset sales (as defined in the 9 7/8% Indenture), the Company will be required to offer to purchase, at 100% principal amount plus accrued interest to the date of purchase, the 9 7/8% Notes in a principal amount equal to any net cash proceeds (as defined in the 9 7/8% Indenture) that are not invested in properties and assets used primarily in the same or related business to those owned and operated by the Company at the issue date of the 9 7/8% Notes or at the date of such asset sale and such net cash proceeds were not applied to permanently reduce Senior Indebtedness (as defined in the 9 7/8% Indenture). The 9 7/8% Notes are redeemable at the option of the Company, in whole or in part, at any time and from time to time, at 104.214% on March 1, 1999, declining to 100% on March 1, 2002 and thereafter. The payment of the principal of, premium, if any, and interest on the 9 7/8% Notes is subordinated in right of payment to the prior payment of all Senior Indebtedness (as defined in the 9 7/8% Indenture).


     In March 1997, the Company issued $175,000,000 principal amount of the 9 1/4% Notes. The indenture governing the 9 1/4% Notes (the "9 1/4% Indenture") restricts, among other things, the payment of cash dividends, repurchase of the Company's capital stock and the making of certain other restricted payments, the incurrence of additional indebtedness, the making of certain investments, mergers, consolidations and sales of assets (all as defined in the 9 1/4% Indenture). Upon certain asset sales (as defined in the 9 1/4% Indenture), the Company will be required to offer to purchase, at 100% principal amount plus accrued interest to the date of purchase, the 9 1/4% Notes in a principal amount equal to any net cash proceeds (as defined in the 9 1/4% Indenture) that are not invested in properties and assets used primarily in the same or related business to those owned and operated by the Company at the issue date of the 9 1/4% Notes or at the date of such asset sale and such net cash proceeds were not applied to permanently reduce other indebtedness of the Company (other than the indebtedness which is subordinated by its terms to the 9 1/4% Notes). The 9 1/4% Notes are redeemable at the option of the Company, in whole or in part, at any time and from time to time, at 104.625% on March 15, 2002, declining to 100% on March 15, 2005 and thereafter.

     In August 1997, the Company issued $310,000,000 principal amount of the 9 1/8% Notes. The indenture governing the 9 1/8% Notes (the "9 1/8% Indenture") restricts, among other things, the payment of cash dividends, repurchase of the Company's capital stock and the making of certain other restricted payments, the incurrence of additional indebtedness, the making of certain investments, mergers, consolidations and sales of assets (all as defined in the 9 1/8% Indenture). Upon certain asset sales (as defined in the 9 1/8% Indenture), the Company will be required to offer to purchase, at 100% principal amount plus accrued interest to the date of purchase, the 9 1/8% Notes in a principal amount equal to any net cash proceeds (as defined in the 9 1/8% Indenture) that are not invested in properties and assets used primarily in the same or related business to those owned and operated by the Company at the issue date of the 9 1/8% Notes or at the date of such asset sale and such net cash proceeds were not applied to permanently reduce other indebtedness of the Company (other than the indebtedness which is subordinated by its terms to the 9 1/8% Notes). The 9 1/8% Notes are redeemable at the option of the Company, in whole or in part, at any time and from time to time, at 104.563% on September 1, 2002, declining to 100% on September 1, 2005 and thereafter.

     As of December 31, 1997, the Company's Canadian subsidiary, Broan Limited, had $7.7 million in secured borrowings (based on exchange rates in effect on December 31, 1997). The line of credit contains a covenant prohibiting net aggregate dividends or other distributions to the Company from Broan Limited in excess of $10.8 million. As of December 31, 1997, $7.0 million in dividends or other distributions could have been made to the Company by Broan Limited under this covenant.

     For additional information regarding the obligations described above, see
Note 5 of Notes to Consolidated Financial Statements of the Company included elsewhere herein.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters are committed to purchase all such shares if any are purchased.

                                                                NUMBER OF
                        UNDERWRITER                              SHARES
                        -----------                             ---------
Bear, Stearns & Co. Inc. ...................................
PaineWebber Incorporated....................................
Wasserstein Perella Securities, Inc. .......................
                                                                ---------
          Total.............................................    2,000,000

     The Underwriters have advised the Company that the Underwriters propose to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at that price less a
concession not in excess of $          per share. The Underwriters may allow,
and such dealers may reallow, a discount not in excess of $          per share
on sales to certain other dealers. After the initial offering to the public, the public offering price, concession and discount may be changed.

     The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock (the "Option Shares") to cover over-allotments, if any, at the public offering price per share set forth on the cover page of this Prospectus, less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the total Option Shares that the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the shares of Common Stock offered hereby.

     In the Underwriting Agreement, the Company has agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.


     The Company and its executive officers have agreed, subject to certain exceptions, not to offer, sell, contract to sell, swap, make any short sale, pledge, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, grant any option to purchase or otherwise dispose (or publicly announce his or its intention to do any of the foregoing) of any shares of Common Stock or other capital stock of the Company, or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company for a period of 90 days after the date of the final prospectus relating to the Offering without the prior written consent of Bear, Stearns & Co. Inc. ("Bear Stearns").


     In order to facilitate the Offering, certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, such persons may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the Offering are reclaimed if shares of Common Stock previously distributed in the Offering are repurchased in connection with stabilizing transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the New York Stock Exchange and, if commenced, may be discontinued at any time.

     From time to time, certain of the Underwriters or their affiliates have provided, and may continue to provide in the future, investment banking services to the Company and its affiliates, for which they have received, and expect to receive, customary compensation. Bear Stearns and Wasserstein Perella Securities, Inc. acted as initial purchasers of debt securities of the Company in March and August of 1997 and received customary discounts for their services.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby are being passed upon for the Company by Ropes & Gray, Boston, Massachusetts, and for the Underwriters by Paul, Hastings, Janofsky & Walker LLP.

                                    EXPERTS

     The audited consolidated financial statements of Nortek, Inc. and subsidiaries as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 set forth or incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The audited consolidated financial statements of Ply Gem as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 incorporated by reference in this Prospectus have been audited by Grant Thornton LLP, independent public accountants, as indicated in their report with respect thereto.

     The audited consolidated financial statements of NuTone Inc. and its subsidiary set forth in this Prospectus have been audited by Coopers and Lybrand L.L.P., independent public accountants, as indicated in their report with respect thereto.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission referred to in "Available Information."

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

NORTEK, INC. AND SUBSIDIARIES

                                                              PAGE NO.
                                                              --------
Report of Independent Public Accountants....................     F-2
Consolidated Statement of Operations for the three years
  ended December 31, 1997...................................     F-3
Consolidated Balance Sheet as of December 31, 1997 and
  1996......................................................     F-4
Consolidated Statement of Cash Flows for the three years
  ended December 31, 1997...................................     F-6
Consolidated Statement of Stockholders' Investment for the
  three years ended December 31, 1997.......................     F-7
Notes to Consolidated Financial Statements..................     F-8

NUTONE INC. AND SUBSIDIARY

Report of Independent Accountants...........................    F-25
Financial Statements:
  Consolidated Balance Sheet as of December 31, 1997........    F-26
  Consolidated Statement of Operations for the year ended
     December 31, 1997......................................    F-27
  Consolidated Statement of Shareholder's Net Investment for
     the year ended December 31, 1997.......................    F-28
  Consolidated Statement of Cash Flows for the year ended
     December 31, 1997......................................    F-29
  Notes to Consolidated Financial Statements................    F-30

                         NORTEK, INC. AND SUBSIDIARIES

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Nortek, Inc.:

     We have audited the accompanying consolidated balance sheets of Nortek, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related statements of operations, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nortek, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts,
March 9, 1998

                         NORTEK, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                            ----------------------------------------
                                                                1997           1996          1995
                                                            ------------    ----------    ----------
                                                            (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net Sales.................................................   $1,134,129      $841,557      $656,800
                                                             ----------      --------      --------
Costs and Expenses:
Cost of products sold.....................................      831,772       600,298       472,286
Selling, general and administrative expense...............      219,376       180,308       141,541
                                                             ----------      --------      --------
                                                              1,051,148       780,606       613,827
                                                             ----------      --------      --------
Operating earnings........................................       82,981        60,951        42,973
Interest expense..........................................      (50,210)      (28,400)      (22,993)
Investment income.........................................        9,929         6,049         8,120
                                                             ----------      --------      --------
Earnings from continuing operations before provision for
  income taxes............................................       42,700        38,600        28,100
Provision for income taxes................................       16,300        14,900        10,600
                                                             ----------      --------      --------
Earnings from continuing operations.......................       26,400        23,700        17,500
Loss from discontinued operations.........................       (5,200)       (1,700)       (2,500)
                                                             ----------      --------      --------
Net Earnings..............................................   $   21,200      $ 22,000      $ 15,000
                                                             ==========      ========      ========
EARNINGS PER SHARE:
Earnings from continuing operations:
  Basic...................................................        $2.75         $2.26         $1.41
  Diluted.................................................        $2.68         $2.23         $1.39
Loss from discontinued operations:
  Basic...................................................        $(.54)        $(.16)        $(.20)
                                                             ----------      --------      --------
  Diluted.................................................        $(.53)        $(.16)        $(.20)
                                                             ----------      --------      --------
Net Earnings:
  Basic...................................................        $2.21         $2.10         $1.21
                                                             ==========      ========      ========
  Diluted.................................................        $2.15         $2.07         $1.19
                                                             ==========      ========      ========
Weighted Average Number of Shares:
  Basic...................................................        9,605        10,485        12,445
                                                             ==========      ========      ========
  Diluted.................................................        9,855        10,641        12,569
                                                             ==========      ========      ========

   The accompanying notes are an integral part of these financial statements.

                         NORTEK, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 1997         1996
                                                              ----------    --------
                                                              (AMOUNTS IN THOUSANDS)
                                       ASSETS
CURRENT ASSETS:
Unrestricted
  Cash and cash equivalents.................................  $  125,842    $ 41,042
  Marketable securities available for sale..................      35,988      51,051
Restricted
  Investments and marketable securities at cost, which
     approximates market....................................       6,348       5,681
Accounts receivable, less allowances of $11,047,000 and
  $3,656,000................................................     180,414     108,202
Inventories
  Raw materials.............................................      72,693      35,160
  Work in process...........................................      18,399      11,688
  Finished goods............................................      85,161      43,141
                                                              ----------    --------
                                                                 176,253      89,989
                                                              ----------    --------
Prepaid expenses............................................       8,391       4,736
Other current assets........................................      12,627       9,209
Net assets of a discontinued operation......................      22,386      24,789
Prepaid income taxes........................................      46,800      20,000
                                                              ----------    --------
          Total current assets..............................     615,049     354,699
                                                              ----------    --------
PROPERTY AND EQUIPMENT, AT COST:
Land........................................................      12,081       6,461
Buildings and improvements..................................      96,606      62,756
Machinery and equipment.....................................     250,677     152,454
                                                              ----------    --------
                                                                 359,364     221,671
Less accumulated depreciation...............................     116,841     100,124
                                                              ----------    --------
          Total property and equipment, net.................     242,523     121,547
                                                              ----------    --------
OTHER ASSETS:
Goodwill, less accumulated amortization of $31,773,000 and
  $26,615,000...............................................     378,232      90,679
Intangible assets...........................................       8,752       4,263
Notes receivable and other investments......................      10,235       1,379
Deferred income taxes.......................................      10,022          --
Deferred debt expense.......................................      20,170       6,647
Other.......................................................      19,563      11,019
                                                              ----------    --------
                                                                 446,974     113,987
                                                              ----------    --------
                                                              $1,304,546    $590,233
                                                              ==========    ========

   The accompanying notes are an integral part of these financial statements.

                         NORTEK, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 1997         1996
                                                              ----------    --------
                                                              (AMOUNTS IN THOUSANDS)
                      LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
Notes payable and other short-term obligations..............  $   11,770    $ 25,334
Current maturities of long-term debt........................       5,969      11,152
Accounts payable............................................      91,488      66,828
Accrued expenses and taxes, net.............................     164,001      88,252
                                                              ----------    --------
          Total current liabilities.........................     273,228     191,566
                                                              ----------    --------
OTHER LIABILITIES:
Deferred income taxes.......................................          --      17,637
Other.......................................................      67,390      18,466
                                                              ----------    --------
                                                                  67,390      36,103
                                                              ----------    --------
Notes, Mortgage Notes and Obligations Payable, Less Current
  Maturities................................................     835,840     243,769
                                                              ----------    --------
Commitments and Contingencies (Note 8)

STOCKHOLDERS' INVESTMENT:
Preference stock, $1 par value; authorized 7,000,000 shares,
  none issued...............................................          --          --
Common stock, $1 par value; authorized 40,000,000 shares;
  16,050,794 and 15,965,585 shares issued...................      16,051      15,966
Special common stock, $1 par value; authorized 5,000,000
  shares; 767,287 and 784,169 shares issued.................         767         784
Additional paid-in capital..................................     135,345     135,028
Retained earnings...........................................      58,966      37,766
Cumulative translation, pension and other adjustments.......      (5,327)     (3,212)
Less -- treasury common stock at cost, 7,032,497 and
  6,599,645 shares..........................................     (75,779)    (65,805)
     -- treasury special common stock at cost, 285,304 and
  276,910 shares............................................      (1,935)     (1,732)
                                                              ----------    --------
          Total stockholders' investment....................     128,088     118,795
                                                              ----------    --------
                                                              $1,304,546    $590,233
                                                              ==========    ========

   The accompanying notes are an integral part of these financial statements.

                         NORTEK, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                           ----------------------------------
                                                             1997         1996        1995
                                                           ---------    --------    ---------
                                                                 (AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings from continuing operations..................  $  26,400    $ 23,700    $  17,500
Net loss from discontinued operations....................     (5,200)     (1,700)      (2,500)
                                                           ---------    --------    ---------
Net earnings.............................................     21,200      22,000       15,000
                                                           ---------    --------    ---------
ADJUSTMENTS TO RECONCILE NET EARNINGS TO CASH:
Depreciation and amortization............................     26,696      19,831       15,155
Non-cash interest expense................................      1,711       1,164        1,070
Net gain on investments and marketable securities........       (200)       (750)      (2,000)
Deferred federal income tax provision (benefit)..........      4,000      (3,000)       1,200
Deferred federal income tax (benefit) provision on
  discontinued operations................................     (1,000)      1,200          100
CHANGES IN CERTAIN ASSETS AND LIABILITIES, NET OF EFFECTS
  FROM ACQUISITIONS AND DISPOSITIONS:
  Accounts receivable, net...............................     10,259      (3,729)       2,302
  Prepaids and other current assets......................      5,699       3,280         (781)
  Inventories............................................      6,524      11,828        5,405
  Net assets of discontinued operations..................      4,934         817        1,666
  Accounts payable.......................................    (16,359)      1,699       (5,299)
  Accrued expenses and taxes.............................     25,968      (7,550)      (2,698)
  Long-term assets, liabilities and other, net...........     (4,317)        583        2,219
                                                           ---------    --------    ---------
          Total adjustments to net earnings..............     63,915      25,373       18,339
                                                           ---------    --------    ---------
          Net cash provided by operating activities......     85,115      47,373       33,339
                                                           ---------    --------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures.....................................    (22,464)    (19,267)     (14,859)
Net cash paid for businesses acquired....................   (407,419)         --      (27,543)
Purchase of investments and marketable securities........   (283,918)    (66,901)    (104,762)
Proceeds from the sale of investments and marketable
  securities ............................................    298,158      82,435      112,173
Other, net...............................................     (7,738)     (1,477)        (108)
                                                           ---------    --------    ---------
          Net cash used in investing activities..........   (423,381)     (5,210)     (35,099)
                                                           ---------    --------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Sale of notes, net.......................................    466,214          --           --
Increase in borrowings...................................        612       9,609       10,763
Payment of borrowings....................................    (33,966)    (13,598)      (1,142)
Purchase of Nortek Common and Special Common Stock.......    (10,177)    (34,822)      (4,664)
Other, net...............................................        383         479         (822)
                                                           ---------    --------    ---------
          Net cash provided by (used in) financing
            activities...................................    423,066     (38,332)       4,135
                                                           ---------    --------    ---------
Net increase in unrestricted cash and cash equivalents...     84,800       3,831        2,375
Unrestricted cash and cash equivalents at the beginning
  of the year............................................     41,042      37,211       34,836
                                                           ---------    --------    ---------
Unrestricted cash and cash equivalents at the end of the
  year...................................................  $ 125,842    $ 41,042    $  37,211
                                                           =========    ========    =========

   The accompanying notes are an integral part of these financial statements.

                         NORTEK, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENT OF STOCKHOLDERS' INVESTMENT

                                                   FOR THE THREE YEARS ENDED DECEMBER 31, 1997
                                       -------------------------------------------------------------------
                                                                                    CUMULATIVE
                                                                                   TRANSLATION,
                                                 SPECIAL   ADDITIONAL                PENSION
                                       COMMON    COMMON     PAID-IN     RETAINED    AND OTHER     TREASURY
                                        STOCK     STOCK     CAPITAL     EARNINGS   ADJUSTMENTS     STOCK
                                       -------   -------   ----------   --------   ------------   --------
                                                             (AMOUNTS IN THOUSANDS)
BALANCE, DECEMBER 31, 1994...........  $15,814    $802      $134,627    $   766      $(6,168)     $(28,051)
27,731 shares of special common stock
  converted into 27,731 shares of
  common stock.......................       28     (28)           --         --           --            --
41,450 shares of common stock issued
  upon exercise of stock options.....       41      --            63         --           --            --
511,671 shares of treasury stock
  acquired...........................       --      --            --         --           --        (5,029)
Translation adjustment...............       --      --            --         --          701            --
Pension adjustment...................       --      --            --         --         (244)           --
Unrealized appreciation in marketable
  securities.........................       --      --            --         --        2,969            --
Net earnings.........................       --      --            --     15,000           --            --
                                       -------    ----      --------    -------      -------      --------
BALANCE, DECEMBER 31, 1995...........  $15,883    $774      $134,690    $15,766      $(2,742)     $(33,080)
27,697 shares of special common stock
  converted into 27,697 shares of
  common stock.......................       28     (28)           --         --           --            --
54,461 shares of common stock and
  37,500 shares of special common
  stock issued upon exercise of stock
  options............................       55      38           338         --           --            --
2,293,065 shares of treasury stock
  acquired...........................       --      --            --         --           --       (34,457)
Translation adjustment...............       --      --            --         --          138            --
Pension adjustment...................       --      --            --         --         (127)           --
Unrealized decline in marketable
  securities.........................       --      --            --         --         (481)           --
Net earnings.........................       --      --            --     22,000           --            --
                                       -------    ----      --------    -------      -------      --------
BALANCE, DECEMBER 31, 1996...........  $15,966    $784      $135,028    $37,766      $(3,212)     $(67,537)
22,690 shares of special common stock
  converted into 22,690 shares of
  common stock.......................       23     (23)           --         --           --            --
62,519 shares of common stock and
  5,808 shares of special common
  stock issued upon exercise of stock
  options............................       62       6           317         --           --            --
441,246 shares of treasury stock
  acquired...........................       --      --            --         --           --       (10,177)
Translation adjustment...............       --      --            --         --       (3,815)           --
Pension adjustment...................       --      --            --         --          919            --
Unrealized appreciation in the value
  of marketable securities...........       --      --            --         --          781            --
Net earnings.........................       --      --            --     21,200           --            --
                                       -------    ----      --------    -------      -------      --------
BALANCE, DECEMBER 31, 1997...........  $16,051    $767      $135,345    $58,966      $(5,327)     $(77,714)
                                       =======    ====      ========    =======      =======      ========

   The accompanying notes are an integral part of these financial statements.

                         NORTEK, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company is a diversified manufacturer of residential and commercial building products, operating within four principal product groups: the Residential Building Products Group; the Air Conditioning and Heating Products Group; the Windows, Doors and Siding Group and the Specialty Products and Distribution Group. Through these product groups, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the residential and commercial construction, manufactured housing, and the do-it-yourself and professional remodeling and renovation markets.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Nortek, Inc. and all of its significant wholly-owned subsidiaries (the "Company" or "Nortek") after elimination of intercompany accounts and transactions. Certain amounts in the prior years' financial statements have been reclassified to conform to the presentation at December 31, 1997.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles involves estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expense during the reporting periods. Actual results could vary from the amounts derived from such estimates and assumptions.

CASH, INVESTMENTS AND MARKETABLE SECURITIES

     Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less which are readily convertible into cash.

     The Company has classified as restricted (in current assets in the accompanying consolidated balance sheet) certain investments and marketable securities that are not fully available for use in its operations. At December 31, 1997, approximately $6,348,000 of cash, investments and marketable securities has been pledged as collateral for insurance and other requirements.

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  Cash and Cash Equivalents --

          The carrying amount approximates fair value because of the short maturity of those instruments.

  Marketable Securities --

          The fair value of marketable securities is based on quoted market prices. At December 31, 1997, the fair value of marketable securities approximated the amount on the Company's consolidated balance sheet.

  Long-Term Debt --

          At December 31, 1997, the fair value of long-term indebtedness was approximately $14,000,000 higher than the amount, before original issue discount, on the Company's consolidated balance sheet. (See Note 5.)

                         NORTEK, INC. AND SUBSIDIARIES

INVENTORIES

     Inventories in the accompanying consolidated balance sheet are valued at the lower of cost or market. At December 31, 1997 and 1996, approximately $53,817,000 and $53,933,000 of total inventories, respectively, were valued on the last-in, first-out method (LIFO). Under the first-in, first-out method
(FIFO) of accounting, such inventories would have been approximately $5,041,000 and $6,015,000 greater at December 31, 1997 and 1996, respectively. All other inventories were valued under the FIFO method.

SALES RECOGNITION

     The Company recognizes sales upon the shipment of its products net of applicable provisions for discounts and allowances. The Company also provides for its estimate of warranty and bad debts at the time of sale as selling, general and administrative expense.

FOREIGN CURRENCY TRANSLATION

     The financial statements of subsidiaries outside the United States are generally measured using the local currency as the functional currency. The Company translates the assets and liabilities of its foreign subsidiaries at the exchange rates in effect at year-end. Net sales and expenses are translated using average exchange rates in effect during the year. Gains and losses from foreign currency translation are credited or charged to cumulative translation adjustment included in stockholders' investment in the accompanying consolidated balance sheet. Transaction gains or losses are recorded in selling, general and administrative expense and have not been material.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization of property and equipment are provided on a straight-line basis over the estimated useful lives, which are generally as follows:

Buildings and improvements..................................  10-35 years
Machinery and equipment, including leases...................  3-15 years
Leasehold improvements......................................  term of lease

     Expenditures for maintenance and repairs are expensed when incurred. Expenditures for renewals and betterments are capitalized. When assets are sold, or otherwise disposed, the cost and accumulated depreciation are eliminated and the resulting gain or loss is recognized.

GOODWILL

     The Company has classified as goodwill the cost in excess of fair value of the net assets (including tax attributes) of companies acquired in purchase transactions. Goodwill is being amortized on a straight-line method over 40 years. Amortization charged to operations amounted to $5,319,000, $2,940,000 and $2,489,000 for 1997, 1996 and 1995, respectively. At each balance sheet date, the Company evaluates the realizability of goodwill based on expectations of non-discounted cash flows and operating income for each subsidiary having a material goodwill balance. Based on its most recent analysis, the Company believes that no material impairment of goodwill exists at December 31, 1997.

EARNINGS PER SHARE

     In 1997, the Company adopted the provisions of SFAS No. 128, Earnings Per Share. This statement was issued by the FASB in February 1997, establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. This statement replaces the presentation of primary EPS with a presentation of basic EPS. It requires dual presentation of

                         NORTEK, INC. AND SUBSIDIARIES
basic and diluted EPS on the face of the statement of operations for all entities with complex capital structures and requires a reconciliation of the numerators and denominators of the basic and diluted EPS computations. This statement also requires a restatement of all prior-period EPS data presented.

     Basic earnings per share amounts have been computed using the weighted average number of common and common equivalent shares outstanding during each year. Special Common Stock is treated as the equivalent of Common Stock in determining earnings per share results. Diluted earnings per share amounts have been computed using the weighted average number of common and common equivalent shares and the dilutive potential common shares outstanding during each year.

     A reconciliation between basic and diluted earnings per share is as follows:

                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                      ----------------------------------------
                                                         1997           1996           1995
                                                      ----------     ----------     ----------
                                                      (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Earnings from continuing operations.................    $26,400        $23,700        $17,500
Basic EPS:
  Basic common shares...............................      9,605         10,485         12,445
                                                        =======        =======        =======
  Basic EPS.........................................    $  2.75        $  2.26        $  1.41
                                                        =======        =======        =======
Diluted EPS:
  Basic common shares...............................      9,605         10,485         12,445
  Plus: Impact of stock options (Note 6)............        250            156            124
                                                        -------        -------        -------
  Diluted common shares.............................      9,855         10,641         12,569
                                                        =======        =======        =======
  Diluted EPS.......................................    $  2.68        $  2.23        $  1.39
                                                        =======        =======        =======

COMPREHENSIVE INCOME

     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income which will be effective for the Company's financial statements issued for the fiscal year ending December 31, 1998. This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses). Components of comprehensive income are net earnings and all other changes that are currently reflected in Stockholders' Investment. This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

SEGMENT INFORMATION

     In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information which will be effective for the Company's financial statements for the fiscal year ending December 31, 1998. This statement establishes standards for reporting information about segments in annual and interim financial statements. This statement introduces a new model for segment reporting, called the "management approach." The management approach is based on the way the chief operating decision-maker organizes segments within a Company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure and management structure.

2.  ACQUISITIONS AND BUSINESSES SOLD

     Acquisitions are accounted for as purchases and, accordingly, have been included in the Company's consolidated results of operations since the acquisition date. Purchase price allocations are subject to refinement until all pertinent information regarding the acquisitions is obtained.

                         NORTEK, INC. AND SUBSIDIARIES

     On August 26, 1997, a wholly owned subsidiary of the Company completed the acquisition of Ply Gem Industries, Inc. ("Ply Gem") in a tender offer for a cash price of $19.50 per outstanding share of common stock. The aggregate purchase price, including expenses and settlement of stock options, was approximately $444,300,000. Prior to accepting for payment the tendered shares of Ply Gem on August 26, 1997, the Company sold $310,000,000 principal amount of 9 1/8% Senior Notes due September, 2007 (the "9 1/8% Notes") at a slight discount (see Note
5). The Company used a portion of these net proceeds, together with available cash, to purchase the shares of Ply Gem, fund an approximate $45,000,000 payment to terminate Ply Gem's existing accounts receivable securitization program and pay certain fees and expenses.

     Since the acquisition date, the Company has realized, and expects to continue to realize, cost savings as a result of the acquisition. These savings result from several actions, including: (i) the elimination of expenses associated with Ply Gem's New York headquarters; (ii) the consolidation into Nortek of certain of Ply Gem's corporate functions such as accounting, legal and risk management; and (iii) the identification and rationalization of under-performing product lines. Pro Forma earnings (see below) have been adjusted for the pro forma effect of those estimated cost reductions directly attributable to the acquisition. These expected pre-tax savings total approximately $4,000,000 for the period from January 1, 1997 to the date of acquisition for the year ended December 31, 1997 and approximately $7,800,000 for the year ended December 31, 1996. As Adjusted earnings (see below) have been adjusted to include cost reductions directly attributable to the acquisition and additional estimated cost savings and operating efficiencies which management expects will result from the acquisition. These additional pre-tax cost savings total approximately $14,100,000 and approximately $13,500,000 for the periods January 1, 1997 to the date of acquisition for the year ended December 31, 1997 and the year ended December 31, 1996, respectively. The actual cost savings achieved since the acquisition of Ply Gem are reflected in the Company's historical consolidated operating results for the period from the acquisition date to December 31, 1997. Pro forma earnings also include approximately $13,300,000 of net after-tax charges (approximately $22,200,000 before income taxes), recorded by Ply Gem during the period from January 1, 1997 through August 25, 1997, to provide certain valuation reserves and to conform accounting policies to the Company's. These charges have been excluded from the As Adjusted results.

                         NORTEK, INC. AND SUBSIDIARIES

     The following presents the approximate unaudited Pro Forma and As Adjusted net sales, operating earnings, earnings from continuing operations and diluted earnings per share of the Company for all periods presented and gives pro forma effect to the acquisition of Ply Gem, the sale of $310,000,000 principal amount of 9 1/8% Notes, the extension of credit under the Ply Gem credit facility to refinance certain existing indebtedness and the termination of Ply Gem's accounts receivable securitization program, the sale of $175,000,000 principal amount of 9 1/4% Notes, the refinancing of certain subsidiary indebtedness, and reflects the estimated cost reductions as described above as if such transactions and adjustments had occurred on January 1, 1996 to the date of acquisition. The Pro Forma and As Adjusted results below include the actual results of Ply Gem since August 26, 1997 in accordance with the purchase method of accounting for an acquisition.

                                                                FOR THE YEARS ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1997          1996
                                                              ----------    ----------
                                                              (IN THOUSANDS EXCEPT PER
                                                                   SHARE AMOUNTS)
                                                                    (UNAUDITED)
PRO FORMA
Net sales.................................................    $1,650,052    $1,616,485
Operating earnings........................................        71,100        94,400
Earnings (loss) from continuing operations................        (1,500)        7,700
Diluted earnings (loss) from continuing operations per
  share...................................................         $(.16)         $.72
AS ADJUSTED
Net sales.................................................    $1,650,052    $1,616,485
Operating earnings........................................       107,300       107,900
Earnings from continuing operations.......................        20,900        16,400
Diluted earnings from continuing operations per share.....         $2.12         $1.54

     In computing the pro forma earnings, earnings have been reduced by the net interest income on the aggregate cash portion of the purchase price of the acquisition at the historical rate earned by the Company and interest expense on indebtedness incurred in connection with the acquisition, the refinancing and repayment of certain indebtedness of Ply Gem. Earnings have been reduced by amortization of goodwill and reflect net adjustments to depreciation expense as a result of an increase in the estimated fair market value of property and equipment and changes in depreciable lives. Interest expense on the subsidiary indebtedness refinanced with funds from the 9 1/4% Notes offering was excluded at an average interest rate consistent with the indebtedness outstanding which was refinanced for all periods presented, net of the tax effect. Interest expense was included on the 9 1/4% Notes at a rate of approximately 9 1/4%, plus amortization of deferred debt expense and debt discount net of tax effect, and on the 9 1/8% Notes at a rate of approximately 9 1/8%, plus amortization of deferred debt expense and debt discount for the periods presented, net of tax effect.

     The pro forma information presented does not purport to be indicative of the results which would have been reported if these transactions had occurred on January 1, 1996, or which may be reported in the future.

     In the fourth quarter of 1995, several of the Company's wholly owned subsidiaries completed the acquisition of the assets, subject to certain liabilities, of Rangaire Company ("Rangaire"), all the capital stock of Best S.p.A. and related entities ("Best") and all the capital stock of Venmar Ventilation inc. ("Venmar"). The aggregate purchase price for these acquisitions was approximately $36,500,000, consisting of cash of approximately $33,400,000 and future payments of approximately $3,100,000. The selling shareholders of certain of these acquisitions are entitled to additional purchase price payments of up to approximately $2,000,000, depending on subsequent operating results of such acquisitions.

                         NORTEK, INC. AND SUBSIDIARIES

3.  CASH FLOWS

     Interest paid was $35,921,000, $30,568,000 and $23,203,000 in 1997, 1996
and 1995, respectively.

     Fair value of assets acquired was $672,311,000 and $129,652,000 in 1997 and 1995, respectively. Liabilities assumed or created of businesses acquired was $264,892,000 and $96,224,000 in 1997 and 1995, respectively. Cash paid for acquisitions net of cash acquired was $407,419,000 and $27,543,000 in 1997 and 1995, respectively.

     Cash proceeds from businesses sold totaled $1,129,000 in 1995 and included $2,874,000 of proceeds from the sale of preferred stock net of $1,745,000 for payments made in relation to businesses sold.

     Significant non-cash financing and investing activities excluded from the accompanying consolidated statement of cash flows include capitalized lease additions of approximately $500,000 in 1996 and approximately $800,000 in 1995 and an increase of approximately $781,000, a decline of approximately $481,000 and an increase of approximately $2,969,000 in the fair market value of marketable securities available for sale for 1997, 1996 and 1995, respectively.

4.  INCOME TAXES

     The following is a summary of the components of earnings from continuing operations before provision for income taxes:

                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                        --------------------------------
                                                          1997        1996        1995
                                                        --------    --------    --------
                                                             (AMOUNTS IN THOUSANDS)
Domestic..............................................  $37,000     $35,100     $25,400
Foreign...............................................    5,700       3,500       2,700
                                                        -------     -------     -------
                                                        $42,700     $38,600     $28,100
                                                        =======     =======     =======

     The following is a summary of the provision (benefit) for income taxes from continuing operations included in the accompanying consolidated statement of operations:

                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                        --------------------------------
                                                          1997        1996        1995
                                                        --------    --------    --------
                                                             (AMOUNTS IN THOUSANDS)
Federal income taxes --
  Current.............................................  $ 9,000     $15,050     $ 7,100
  Deferred............................................    4,000      (3,000)      1,200
                                                        -------     -------     -------
                                                         13,000      12,050       8,300
Foreign...............................................    1,000       1,300       1,300
State.................................................    2,300       1,550       1,000
                                                        -------     -------     -------
                                                        $16,300     $14,900     $10,600
                                                        =======     =======     =======

     Income tax payments, net of refunds, were approximately $7,977,000, $18,611,000 and $3,739,000 in 1997, 1996 and 1995, respectively.

                         NORTEK, INC. AND SUBSIDIARIES

     The following reconciles the federal statutory income tax rate of continuing operations to the effective tax rate of such earnings of approximately 38.2%, 38.6% and 37.7% in 1997, 1996 and 1995, respectively.

                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                        --------------------------------
                                                          1997        1996        1995
                                                        --------    --------    --------
                                                             (AMOUNTS IN THOUSANDS)
Income tax provision from continuing operations at the
  Federal statutory rate..............................  $14,945     $13,510     $ 9,835
NET CHANGE FROM STATUTORY RATE:
  Change in tax reserves, net.........................   (1,540)       (481)     (1,100)
  State income taxes, net of federal tax effect.......    1,520       1,008         650
  Amortization not deductible for income tax
     purposes.........................................    1,827       1,040         868
  Product development income tax credit from foreign
     operations.......................................     (264)       (478)         --
  Tax effect on foreign income........................      (86)         56          79
  Effect of change in foreign tax law.................     (766)         --          --
  Other, net..........................................      664         245         268
                                                        -------     -------     -------
                                                        $16,300     $14,900     $10,600
                                                        =======     =======     =======

     The tax effect of temporary differences which gave rise to significant portions of deferred income tax assets and liabilities as of December 31, 1997 and December 31, 1996 are as follows:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1997         1996
                                                              ----------    ---------
                                                              (AMOUNTS IN THOUSANDS)
PREPAID INCOME TAX ASSETS ARISING FROM:
  Net operating losses of Ply Gem...........................   $  6,000      $    --
  Accounts receivable.......................................      4,038        1,246
  Inventory.................................................      7,201         (610)
  Insurance reserves........................................      9,624        4,985
  Other reserves, liabilities and assets, net...............     19,937       14,379
                                                               --------      -------
                                                               $ 46,800      $20,000
                                                               ========      =======
DEFERRED (PREPAID) INCOME TAX (ASSETS) LIABILITIES ARISING
  FROM:
  Property and equipment, net...............................   $ 30,032      $15,400
  Other reserves, liabilities and (assets), net.............    (19,547)        (608)
  Capital loss carryforward.................................       (655)      (6,462)
  Net operating losses of Ply Gem...........................    (21,580)          --
  Valuation allowances......................................      7,771       10,238
  Other tax assets..........................................     (6,043)        (931)
                                                               --------      -------
                                                               $(10,022)     $17,637
                                                               ========      =======

     At December 31, 1997, the Company has approximately $60,800,000 of net U.S. federal prepaid income tax assets which are expected to be realized through future operating earnings. At December 31, 1997, the Company's wholly owned subsidiary, Ply Gem, has a net operating loss carry-forward of approximately $78,800,000 that expires in 2011 and is subject to certain limitations imposed by the Internal Revenue Code. These losses may only be utilized against future income of the Ply Gem Group and the utilization of these losses is limited to approximately $17,500,000 per year.

                         NORTEK, INC. AND SUBSIDIARIES

5.  NOTES, MORTGAGE NOTES AND OBLIGATIONS PAYABLE

     Short-term bank obligations at December 31, 1997 and 1996 consist of the following:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1997          1996
                                                              --------      --------
                                                              (AMOUNTS IN THOUSANDS)
Secured revolving lines of credit of a Canadian
  subsidiary................................................  $    --       $ 2,472
Secured lines of credit and bank advances of the Company's
  European subsidiaries.....................................   11,318        22,118
Other obligations...........................................      452           744
                                                              -------       -------
Short-term Bank Obligations.................................  $11,770       $25,334
                                                              =======       =======

     These short term bank obligations are secured by approximately $29,600,000 of accounts receivable and inventory. These borrowings have an average weighted interest rate of approximately 9.475%.

     Notes, mortgage notes and obligations payable in the accompanying consolidated balance sheet at December 31, 1997 and 1996 consist of the following:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1997         1996
                                                              ---------    ---------
                                                              (AMOUNTS IN THOUSANDS)
9 1/4% Senior Notes due 2007 ("9 1/4% Notes"), net of
  unamortized original issue discount of $961,000...........  $174,039     $     --
9 1/8% Senior Notes due 2007 ("9 1/8% Notes"), net of
  unamortized original issue discount of $2,451,000.........   307,549           --
9 7/8% Senior Subordinated Notes due 2004 ("9 7/8% Notes"),
  net of unamortized original issue discount of $1,259,000
  and $1,396,000............................................   217,241      217,104
Ply Gem term loan...........................................   103,940           --
Mortgage notes payable......................................    16,882       20,878
Other.......................................................    22,158       16,939
                                                              --------     --------
                                                               841,809      254,921
Less amounts included in current liabilities................     5,969       11,152
                                                              --------     --------
                                                              $835,840     $243,769
                                                              ========     ========

     On March 17, 1997, the Company sold $175,000,000 of its 9 1/4% Senior Notes due March 15, 2007 ("9 1/4% Notes") at a discount of approximately $1,011,500, which is being amortized over the life of the issue. Net proceeds from the sale of the 9 1/4% Notes, after deducting underwriting commissions and expenses, amounted to approximately $168,945,000, a portion of which was used to refinance certain outstanding indebtedness of the Company's subsidiaries. The 9 1/4% Notes are redeemable at the option of the Company, in whole or in part, at any time and from time to time, on or after March 15, 2002 at 104.625%, declining to 100% on March 15, 2005 and thereafter. On August 26, 1997, the Company sold $310,000,000 of its 9 1/8% Senior Notes due September 1, 2007 ("9 1/8% Notes") at a discount of approximately $2,505,000, which is being amortized over the life of the issue. Net proceeds from the sale of the 9 1/8% Notes, after deducting underwriting commissions and expenses, amounted to approximately $297,269,000. The 9 1/8% Notes are redeemable at the option of the Company, in whole or in part, at any time and from time to time, on or after September 1, 2002 at 104.563%, declining to 100% on September 1, 2005 and thereafter. The Company used a portion of these net proceeds, together with available cash, to purchase the shares of Ply Gem. (See Note 2.)

     The indenture governing the 9 7/8% Notes, the Company's most restrictive indenture, restricts, among other things, the payment of cash dividends, repurchase of the Company's capital stock and the making of certain other restricted payments, the incurrence of additional indebtedness, the making of certain invest-

                         NORTEK, INC. AND SUBSIDIARIES
ments, mergers, consolidations and sale of assets (all as defined in the indenture). Upon certain asset sales (as defined in the indenture), the Company will be required to offer to purchase, at 100% principal amount plus accrued interest to the date of purchase, 9 7/8% Notes in a principal amount equal to any net cash proceeds (as defined in the indenture) that are not invested in properties and assets used primarily in the same or related business to those owned and operated by the Company at the issue date of the 9 7/8% Notes or at the date of such asset sale and such net cash proceeds were not applied to permanently reduce Senior Indebtedness (as defined in the indenture). The 9 7/8% Notes are redeemable at the option of the Company, in whole or in part, at any time and from time to time, at 104.214% on March 1, 1999, declining to 100% on March 1, 2002 and thereafter. At March 1, 1998 approximately $6,872,000 was available for the payment of cash dividends or stock payments under the terms of the Company's Indenture governing the 9 7/8% Notes. (See Note 6.)

     The Company's Ply Gem subsidiary has a credit facility with a syndicate of banks, which provides Ply Gem with a term loan and a letter of credit facility. Interest on borrowings is at varying rates based, at Ply Gem's option, on (a) the London Interbank Offered Rate (LIBOR) plus a spread or (b) the higher of (i)
 .5% above the federal funds rate or (ii) the bank's prime rate. Ply Gem pays a facility fee quarterly which fluctuates between .20% and .30% of the aggregate principal amount available under the facility. The average weighted interest rate on the credit facility for the period from inception (August 26, 1997) to December 31, 1997 was 6.75%. The credit facility includes customary covenants, including covenants limiting Ply Gem's ability to pledge assets or incur liens on assets and maintain certain financial covenants. Borrowings under this credit facility are collateralized by the common stock, inventory and accounts receivable of Ply Gem's principal subsidiaries.

     The Company's Ply Gem subsidiary has $75 million of interest rate swap agreements, whereby Ply Gem will pay the counterparties interest at a fixed rate of 5.53% and the counterparties will pay the Company interest at a floating rate equal to one month LIBOR for a two year period ending December 3, 1998. At the option of the counterparties, the termination date may be extended to December 3, 1999 upon notice to Ply Gem. Amounts to be paid or received under interest rate swap agreements are accrued as interest rates change and are recognized over the life of the swap agreements as an adjustment to interest expense. The Company's Ply Gem subsidiary also has $75 million of interest rate cap agreements which entitles Ply Gem to receive from the counterparties on a monthly basis an amount by which the LIBOR interest rate on $75 million of its floating rate debt exceeds 7% during the period December 5, 1998 to December 5, 1999. The cost of interest rate cap agreements are amortized to interest expense over the life of the cap. Payments received as a result of the cap agreements reduce interest expense. The unamortized costs of the cap agreements are included in other assets. The impact of these arrangements has not been material to the Company's consolidated operating results.

     Mortgage notes payable of approximately $16,882,000 outstanding at December 31, 1997 include various mortgage notes and other related indebtedness payable in installments through 2012 and bearing interest at rates ranging from 3.875% to 9.3% and are collateralized by property and equipment with an aggregate net book value of approximately $36,700,000 at December 31, 1997.

     Other obligations of approximately $22,158,000 outstanding at December 31, 1997 include borrowings relating to equipment purchases and other borrowings bearing interest at rates primarily ranging between 3.5% to 13.0% and maturing at various dates through 2017. Approximately $18,400,000 of such indebtedness is collateralized by property and equipment with an aggregate net book value of approximately $21,400,000 at December 31, 1997.

                         NORTEK, INC. AND SUBSIDIARIES

     The following is a summary of maturities of all of the Company's debt obligations, excluding unamortized debt discount, due after December 31, 1997:

                                                          (AMOUNTS IN THOUSANDS)
1999....................................................         $  8,923
2000....................................................            9,315
2001....................................................            9,512
2002....................................................           92,755
Thereafter..............................................          720,006
                                                                 --------
                                                                 $840,511
                                                                 ========

6.  COMMON STOCK, SPECIAL COMMON STOCK, STOCK OPTIONS AND DEFERRED COMPENSATION

     Each share of Special Common Stock has 10 votes on all matters submitted to a stockholder vote, except that the holders of Common Stock, voting separately as a class, have the right to elect 25% of the directors to be elected at a meeting, with the remaining 75% being elected by the combined vote of both classes. Shares of Special Common Stock are generally non-transferable, but are freely convertible on a share-for-share basis into shares of Common Stock.

     On April 1, 1996, the Company extended and amended its shareholder rights plan to March 31, 2006. Under the amended plan, each right previously issued under the plan in effect to date, or subsequently issued under the amended and restated plan, entitles shareholders to buy 1/100 of a share of a new series of preference stock of Nortek at an exercise price of $72 per share, subject to adjustments for stock dividends, splits and similar events.

     The rights, that are not currently exercisable, are attached to each share of Common Stock and may be redeemed by the Directors at $.01 per share at any time. After a shareholder acquires beneficial ownership of 17% or more of the Company's Common Stock and Special Common Stock, the rights will trade separately and become exercisable entitling a rights holder to acquire additional shares of the Company's Common Stock having a market value equal to twice the amount of the exercise price of the right. In addition, after a person or group ("Acquiring Company") commences a tender offer or announces an intention to acquire 30% or more of the Company's Common Stock and Special Common Stock, the rights will trade separately and, under certain circumstances, will permit each rights holder to acquire common stock of the Acquiring Company, having a market value equal to twice the amount of the exercise price of the right.

     At December 31, 1997, a total of 1,804,134 shares of Common Stock was reserved as follows:

Stock option plans..........................................  1,036,847
Conversion of Special Common Stock..........................    767,287
                                                              ---------
                                                              1,804,134
                                                              =========

     At December 31, 1997, 755,000 shares of Special Common Stock were reserved for stock option plans.

     The Company has several stock option plans which provide for the granting of options to certain officers, employees and non-employee directors of the Company. Options granted under the plans vest over periods ranging up to five years and expire ten years from the date of grant. At December 31, 1997, 51,067 additional options are available for grant under these plans. Options for 427,915 and 27,500 shares of Common and Special Common Stock became exercisable during 1997 and 1996, respectively.

                         NORTEK, INC. AND SUBSIDIARIES

     The following summarizes the Common and Special Common Stock option transactions for the three years ended December 31, 1997:

                                                                                 WEIGHTED
                                                                                 AVERAGE
                                                     NUMBER      OPTION PRICE    EXERCISE
                                                    OF SHARES     PER SHARE       PRICE
                                                    ---------    ------------    --------
Options outstanding at December 31, 1994........     494,100     $2.25-$15.69     $ 6.97
  Exercised.....................................     (42,600)      2.25-2.875       2.81
                                                     -------     ------------     ------
Options outstanding at December 31, 1995........     451,500     $2.25-$15.69     $ 7.36
  Granted.......................................     275,000            14.75      14.75
  Exercised.....................................     (95,200)    2.25-$7.9375       5.07
  Canceled......................................      (2,500)            8.75       8.75
                                                     -------     ------------     ------
Options outstanding at December 31, 1996........     628,800     $2.875-15.69     $10.93
  Granted.......................................     435,600       19.5-27.00      22.98
  Exercised.....................................     (71,953)     2.875-15.69       6.66
  Canceled......................................      (6,667)           22.69      22.69
                                                     -------     ------------     ------
Options outstanding at December 31, 1997........     985,780     $2.875-27.00     $16.48
                                                     =======     ============     ======

     22,100 of the 985,780 options outstanding at December 31, 1997 have an exercise price of $2.875, with a weighted average contractual life of 2.8 years. All of these options are exercisable. 259,747 options have exercise prices between $7.69 and $9.38 with a weighted average exercise price of $8.75 and a weighted average remaining contractual life of 6.0 years. All of these options are exercisable. 275,000 options, all of which are exercisable, have an exercise price of $14.75 and a remaining contractual life of 9.0 years. The remaining 428,933 options, 152,915 of which are exercisable, have exercise prices between $19.50 and $27.00, with a weighted average exercise price of $22.976 and a remaining contractual life of 10 years.

     The Company accounts for stock option plans under APB Opinion No. 25, under which no compensation cost has been recognized since options are granted with exercise prices equal to the fair market value of the Common Stock at the date of grant. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's earnings from continuing operations and diluted earnings per share from continuing operations would have been approximately $24,100,000 and $2.45 for 1997 and approximately $23,300,000 and $2.19 for 1996, respectively, and net earnings and diluted net earnings per share would have been approximately $19,000,000 and $1.92 for 1997 and approximately $21,600,000 and $2.03 for 1996, respectively.

     The weighted average grant date fair value of options granted was $9.82 and $6.15 in 1997 and 1996, respectively. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions used:

                                                      1997              1996
                                             -----------------------   -------
Risk-free interest rate....................  Between 5.75% and 6.73%     7%
Expected life..............................          5 years           5 years
Expected volatility........................            37%               33%
Expected dividend yield....................            0%                0%

     The Company's Board of Directors has authorized a program to purchase up to 500,000 shares of the Company's Common and Special common Stock in open market or negotiated transactions, subject to market conditions, cash availability and provisions of the Company's outstanding debt instruments. As of February 28, 1998, the Company has purchased approximately 316,500 shares of its Common and Special Common Stock for approximately $9,314,000 under this program and accounted for such share purchases as treasury stock.

                         NORTEK, INC. AND SUBSIDIARIES

7.  PENSION, RETIREMENT AND PROFIT SHARING PLANS

     The Company and its subsidiaries have various pension, retirement and profit sharing plans requiring contributions to qualified trusts and union administered funds. Pension and profit sharing expense charged to operations aggregated approximately $6,624,000 in 1997, approximately $4,310,000 in 1996 and approximately $828,000 in 1995. The Company's policy is to fund currently the actuarially determined annual contribution. In the fourth quarter of 1995, benefits related to the Company's existing defined benefit plans were frozen. On January 1, 1996, the Company adopted a supplemental retirement plan for certain officers. The actuarial present value of the unfunded accumulated benefit obligation and the pension costs of this plan have been included in the tables below.

     The Company's net expense for its defined benefit plans for 1997, 1996 and 1995 consists of the following components:

                                                          YEARS ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1997       1996       1995
                                                        -------    -------    -------
                                                           (AMOUNTS IN THOUSANDS)
Service costs.........................................  $   485    $   358    $ 1,156
Interest cost.........................................    2,655      2,226      2,069
Actual net income on plan assets......................   (9,157)    (3,944)    (2,640)
Net amortization and deferred items...................    7,361      2,218        434
Net gain from freezing plan benefits..................       --         --       (581)
                                                        -------    -------    -------
Total expense.........................................  $ 1,344    $   858    $   438
                                                        =======    =======    =======

     The following sets forth the funded status of the Company's defined benefit plans and amounts recognized in the Company's consolidated balance sheet at December 31, 1997 and 1996:

                                                              PLAN ASSETS EXCEEDING
                                                               BENEFIT OBLIGATIONS
                                                              ----------------------
                                                                1997          1996
                                                              --------      --------
                                                              (AMOUNTS IN THOUSANDS)
Actuarial present value of benefit obligations at September
  30:
  Vested benefits...........................................  $33,958       $23,945
  Non-Vested benefits.......................................      585            --
                                                              -------       -------
  Accumulated benefit obligation............................   34,543        23,945
  Effect of projected future compensation levels............    2,394            --
                                                              -------       -------
Projected benefit obligation................................   36,937        23,945
Plan assets at fair value at September 30...................   48,673        28,040
                                                              -------       -------
Plan assets in excess of the projected benefit obligation...   11,736         4,095
Unrecognized net gain.......................................   (6,026)         (452)
                                                              -------       -------
                                                              $ 5,710       $ 3,643
                                                              =======       =======

                         NORTEK, INC. AND SUBSIDIARIES

                                                                BENEFIT OBLIGATIONS
                                                               EXCEEDING PLAN ASSETS
                                                              -----------------------
                                                                1997           1996
                                                              ---------      --------
                                                              (AMOUNTS IN THOUSANDS)
Actuarial present value of benefit obligations at September
  30:
Vested benefits.............................................  $ 11,027       $ 5,359
Non-vested benefits.........................................       810           520
                                                              --------       -------
Accumulated benefit obligation..............................    11,837         5,879
Effect of projected future compensation levels..............     3,662         2,439
                                                              --------       -------
Projected benefit obligation................................    15,499         8,318
Plan assets at fair value at September 30...................     3,639           804
                                                              --------       -------
Projected benefit obligation in excess of plan assets.......   (11,860)       (7,514)
Unrecognized net loss.......................................     1,707           212
Unrecognized prior service costs............................     7,125         6,335
Additional minimum liability................................    (5,341)       (4,108)
                                                              --------       -------
                                                              $ (8,369)      $(5,075)
                                                              ========       =======

     Plan assets include commingled funds, marketable securities, insurance contracts and cash and short-term investments. The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of benefit obligations were 7 1/2 percent and 5 percent, respectively, in 1997, 1996 and 1995. The expected long-term rate of return on assets was 8 1/2 percent in 1997, 1996 and 1995.

     Recognition of a minimum pension liability and an intangible asset for certain plans resulted in a cumulative reduction in the Company's stockholders' investment of approximately $124,000, $1,043,000 and $916,000 in 1997, 1996, and
1995, respectively.

8.  COMMITMENTS AND CONTINGENCIES

     The Company provides accruals for all direct and indirect costs associated with the estimated resolution of contingencies at the earliest date at which the incurrence of a liability is deemed probable and the amount of such liability can be reasonably estimated.

     At December 31, 1997, the Company and its subsidiaries are obligated under lease agreements for the rental of certain real estate and machinery and equipment used in its operations. Minimum annual rental expense aggregates approximately $110,427,000 at December 31, 1997. The obligations are payable as follows:

1998............................................  $18,203,000
1999............................................   15,094,000
2000............................................   11,250,000
2001............................................    8,026,000
2002............................................    6,933,000
Thereafter......................................   50,921,000

     Certain of these lease agreements provide for increased payments based on changes in the consumer price index. Rental expense charged to operations in the accompanying consolidated statement of operations was approximately $8,700,000, $6,725,000, and $6,900,000, for the years ended December 31, 1997, 1996 and
1995, respectively. Under certain of these lease agreements, the Company and its subsidiaries are also obligated to pay insurance and taxes.

                         NORTEK, INC. AND SUBSIDIARIES

     The Company is subject to other contingencies, including legal proceedings and claims arising out of its businesses that cover a wide range of matters, including, among others, environmental matters, contract and employment claims, product liability, warranty and modification, adjustment or replacement of component parts of units sold, which may include product recalls. The Company has used various substances in its products and manufacturing operations which have been or may be deemed to be hazardous or dangerous, and the extent of its potential liability, if any, under environmental, product liability and workers' compensation statutes, rules, regulations and case law is unclear. Further, due to the lack of adequate information and the potential impact of present regulations and any future regulations, there are certain circumstances in which no range of potential exposure may be reasonably estimated.

     While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts provided, will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

9.  DISCONTINUED OPERATIONS

     In the fourth quarter of 1997, the Company adopted a plan of disposition for its Plumbing Products Group. The following is an unaudited summary of the results of discontinued operations for the three years ended December 31, 1997:

                                                         YEARS ENDED DECEMBER 31,
                                                     --------------------------------
                                                       1997        1996        1995
                                                     --------    --------    --------
                                                          (AMOUNTS IN THOUSANDS)
Net sales..........................................  $104,467    $128,241    $119,410
                                                     --------    --------    --------
Loss before income taxes...........................  $ (5,700)   $ (2,600)   $ (3,800)
Income tax benefit.................................     2,100         900       1,300
                                                     --------    --------    --------
Loss from discontinued operations..................    (3,600)     (1,700)     (2,500)
Reserve for future operating expenses, net of
  income tax benefit of $900,000...................    (1,600)         --          --
                                                     --------    --------    --------
Loss from discontinued operations..................  $ (5,200)   $ (1,700)   $ (2,500)
                                                     ========    ========    ========

     Loss from discontinued operations before income taxes includes an allocation of corporate interest expense of approximately $1,900,000, $1,700,000 and $1,900,000 in 1997, 1996 and 1995, respectively.

10.  OPERATING AND GEOGRAPHIC SEGMENT INFORMATION AND CONCENTRATION OF CREDIT
RISK

     The Company operates in one industry segment, Residential and Commercial Building Products. No single customer accounts for 10% or more of consolidated net sales.

                         NORTEK, INC. AND SUBSIDIARIES

     The following information by geographic area is presented for 1997 and 1996 for the Company's continuing operations:

                                                           PRE-TAX EARNINGS
                                                NET        FROM CONTINUING     IDENTIFIABLE
   FOR THE YEAR ENDED DECEMBER 31, 1997:       SALES          OPERATIONS          ASSETS
   -------------------------------------     ----------    ----------------    ------------
                                                         (AMOUNTS IN THOUSANDS)
Geographic areas:
  Domestic operations......................  $  998,049        $ 86,491         $  976,891
  European operations......................      76,564           3,467             60,743
  Other foreign operations.................      75,700           7,046             57,527
  Eliminations.............................     (16,184)             --             (7,986)
                                             ----------        --------         ----------
                                              1,134,129          97,004          1,087,175
     Unallocated...........................          --         (14,023)           217,371
     Interest expense......................          --         (50,210)                --
     Investment income.....................          --           9,929                 --
                                             ----------        --------         ----------
          Consolidated Totals..............  $1,134,129        $ 42,700         $1,304,546
                                             ==========        ========         ==========

                                                           PRE-TAX EARNINGS
                                                NET        FROM CONTINUING     IDENTIFIABLE
   FOR THE YEAR ENDED DECEMBER 31, 1996:       SALES          OPERATIONS          ASSETS
   -------------------------------------     ----------    ----------------    ------------
                                                         (AMOUNTS IN THOUSANDS)
Geographic areas:
  Domestic operations......................  $  706,548        $ 66,514         $  303,273
  European operations......................      82,363           3,520             73,285
  Other foreign operations.................      67,503           4,886             64,609
  Eliminations.............................     (14,857)             --             (5,663)
                                             ----------        --------         ----------
                                                841,557          74,920            435,504
     Unallocated...........................          --         (13,969)           154,729
     Interest expense......................          --         (28,400)                --
     Investment income.....................          --           6,049                 --
                                             ----------        --------         ----------
          Consolidated Totals..............  $  841,557        $ 38,600         $  590,233
                                             ==========        ========         ==========

     Unallocated assets consist primarily of cash, investments and marketable securities and U.S. Federal prepaid income taxes.

     The Company operates internationally and is exposed to market risks from changes in foreign exchange rates. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographical regions. At December 31, 1997, the Company had no significant concentrations of credit risk.

11.  NET GAIN (LOSS) ON MARKETABLE SECURITIES

     At December 31, 1997 and 1996, the reduction in the Company's stockholders' investment for gross unrealized losses was approximately $110,000 and $891,000, respectively. At December 31, 1997, there were no gross unrealized gains on the Company's marketable securities.

                         NORTEK, INC. AND SUBSIDIARIES

     The Company's unrestricted marketable securities at December 31, 1997 consist primarily of U.S. Government Treasury Notes, certificates of deposit, and bank issued money market instruments of which approximately $26,006,000 mature within one year; approximately $5,978,000 mature within one to five years and approximately $4,004,000 mature within five to ten years.

12.  ACCRUED EXPENSES AND TAXES, NET

     Accrued expenses and taxes, net, consist of the following at December 31, 1997 and 1996:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1997         1996
                                                              ----------    ---------
                                                              (AMOUNTS IN THOUSANDS)
Insurance...................................................   $ 23,880      $12,205
Payroll, management incentive and accrued employee
  benefits..................................................     37,600       23,136
Interest....................................................     22,049        7,749
Accrued product warranty expense............................      9,471        7,770
Other, net..................................................     71,001       37,392
                                                               --------      -------
                                                               $164,001      $88,252
                                                               ========      =======

13.  SUBSEQUENT EVENTS

     On March 9, 1998, the Company through a wholly-owned subsidiary, entered into an agreement to purchase NuTone, Inc., a wholly-owned subsidiary of Williams plc, for approximately $242,500,000 in cash. The acquisition is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act. In connection with its review of the transaction under the Act, the Federal Trade Commission ("FTC") has issued a "second request" for certain additional information. The FTC has taken no position with respect to the transaction and there can be no assurance that the transaction, as proposed, will be consummated. If the acquisition is not consummated, the Company expects that it would incur an approximately $3,000,000 ($0.31 per diluted share) net after tax charge to its earnings as a result of fees, expenses and other acquisition related costs.

14.  SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following summarizes unaudited quarterly financial data for the years ended December 31, 1997 and December 31, 1996:

                                                         FOR THE QUARTERS ENDED
                                            ------------------------------------------------
                                            MARCH 29   JUNE 28    SEPTEMBER 27   DECEMBER 31
                                            --------   --------   ------------   -----------
                                                (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
1997
Net sales.................................  $194,238   $223,795     $300,380      $415,716
Gross profit..............................    56,540     64,353       78,872       102,592
Earnings from continuing operations.......     4,700      7,700        8,400         5,600
Earnings per share from continuing
  operations:
  Basic...................................       .48        .80          .88           .59
  Diluted.................................       .47        .78          .86           .57
Net earnings..............................     3,700      6,700        7,700         3,100
Net earnings per share:
  Basic...................................       .38        .70          .80           .33
  Diluted.................................       .37        .68          .78           .32

                         NORTEK, INC. AND SUBSIDIARIES

                                                         FOR THE QUARTERS ENDED
                                            ------------------------------------------------
                                            MARCH 30   JUNE 29    SEPTEMBER 28   DECEMBER 31
                                            --------   --------   ------------   -----------
                                                (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
1996
Net sales.................................  $189,762   $226,737     $215,624      $209,434
Gross profit..............................    51,225     63,892       61,687        64,455
Earnings from continuing operations.......     3,200      6,000        6,700         7,800
Earnings per share from continuing
  operations:
  Basic...................................       .27        .58          .67           .78
  Diluted.................................       .27        .57          .66           .77
Net earnings..............................     2,400      5,800        6,500         7,300
Net earnings per share:
  Basic...................................       .20        .56          .65           .73
  Diluted.................................       .20        .55          .64           .72

     See Notes 2 and 9 regarding certain other quarterly transactions included in the operating results in the above table.

     Increased net sales in the third and fourth quarters of 1997, as compared to 1996, reflect, primarily, the effect of the Ply Gem acquisition (see Note 2).

                          COOPERS & LYBRAND LETTERHEAD

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
  Williams Y&N Holdings, Inc.
  Parent of NuTone Inc. and Subsidiary

     We have audited the accompanying consolidated balance sheet of NuTone Inc. and Subsidiary (the "Company") as of December 31, 1997, and the related consolidated statements of operations, shareholder's net investment and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NuTone Inc. and Subsidiary as of December 31, 1997 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

/s/ COOPERS & LYBRAND L.L.P.

Cincinnati, Ohio
February 20, 1998

                           NUTONE INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1997

                                                              (IN THOUSANDS)
ASSETS
Current assets:
  Cash......................................................    $     840
  Accounts receivable, less allowance for doubtful accounts
     of $1,373..............................................       30,304
  Inventories...............................................        4,804
  Deferred tax asset, current...............................        4,880
  Prepaid expenses and other current assets.................        4,688
                                                                ---------
          Total current assets..............................       45,516
Property, plant and equipment, net..........................       18,212
Deferred tax asset, noncurrent..............................       14,123
Other noncurrent assets.....................................          289
                                                                ---------
          Total assets......................................    $  78,140
                                                                =========

                                                              (IN THOUSANDS)
LIABILITIES
Current liabilities:
  Accounts payable..........................................    $  23,134
  Payable to Parent and related entities....................       11,508
  Accrued expenses and other................................       15,635
                                                                ---------
          Total current liabilities.........................       50,277
Pension liability...........................................       12,883
Post-retirement medical benefits liability..................       27,820
Accrued warranty............................................        4,990
Long-term debt to Parent and related entities...............      131,000
                                                                ---------
          Total liabilities.................................      226,970
                                                                ---------
Contingencies

                                                              (IN THOUSANDS)
SHAREHOLDER'S NET INVESTMENT (DEFICIT)
Shareholder's net investment (deficit)......................     (148,830)
                                                                ---------
          Total liabilities and shareholder's net investment
           (deficit)........................................    $  78,140
                                                                =========

   The accompanying notes are an integral part of the consolidated financial statements.

                           NUTONE INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                              (IN THOUSANDS)
Net sales...................................................    $ 199,072
Cost of goods sold..........................................     (122,897)
                                                                ---------
     Gross profit...........................................       76,175
Selling, general and administrative expenses................      (51,387)
                                                                ---------
     Income from operations.................................       24,788
Other income (expense):
  Interest expense..........................................      (11,852)
  Other income, net.........................................           42
                                                                ---------
     Income before income taxes.............................       12,978
Provision for income taxes..................................       (5,043)
                                                                ---------
          Net income........................................    $   7,935
                                                                =========

   The accompanying notes are an integral part of the consolidated financial statements.

                           NUTONE INC. AND SUBSIDIARY

             CONSOLIDATED STATEMENT OF SHAREHOLDER'S NET INVESTMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                              SHAREHOLDER'S
                                                              NET INVESTMENT
                                                                (DEFICIT)
                                                              --------------
                                                              (IN THOUSANDS)
Balance, December 31, 1996..................................    $(147,062)
Net income..................................................        7,935
Foreign currency translation adjustment.....................          (49)
Pension liability adjustment................................          503
Capital contribution from Parent............................        2,243
Dividend to Parent..........................................      (12,400)
                                                                ---------
Balance, December 31, 1997..................................    $(148,830)
                                                                =========

   The accompanying notes are an integral part of the consolidated financial statements.

                           NUTONE INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                              (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................     $  7,935
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation expense...................................        3,416
     Deferred tax provision.................................         (555)
     Loss on sale of fixed assets...........................           16
     Decrease in accounts receivable........................        3,604
     Increase in inventories................................       (1,065)
     Decrease in prepaid expenses and other current
      assets................................................          339
     Increase in accounts payable...........................        3,784
     Increase in accrued expenses...........................          583
     Decrease in pension liability..........................       (1,119)
     Increase in post-retirement medical benefit
      liability.............................................        1,018
                                                                 --------
       Net cash provided by operating activities............       17,956
                                                                 --------
Cash flows from investment activities:
  Proceeds from sale of fixed assets........................           11
  Capital expenditures......................................       (3,663)
                                                                 --------
       Net cash used in investing activities................       (3,652)
                                                                 --------
Cash flows from financing activities:
  Dividends paid to Parent..................................      (12,400)
  Contributions from Parent and related entities............        2,243
  Change in amount due to/from Parent and related
     entities...............................................       (4,250)
  Foreign currency translation adjustment...................          (49)
                                                                 --------
       Net cash used in financing activities................      (14,456)
                                                                 --------
Net decrease in cash........................................         (152)
Cash at beginning of year...................................          992
                                                                 --------
Cash at end of year.........................................     $    840
                                                                 ========
Supplemental cash flow information:
  Cash paid for interest....................................     $ 12,141
                                                                 ========

   The accompanying notes are an integral part of the consolidated financial statements.

                           NUTONE INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  PURPOSE OF FINANCIAL STATEMENTS:

     The financial statements of NuTone Inc. and Subsidiary (the "Company") have been prepared in connection with the proposed sale of the capital stock of the Company by its ultimate parent company, Williams plc ("Williams" or the "Parent"), a U.K. Company, to Nortek, Inc., pursuant to an agreement dated March 9, 1998.

     The consolidated financial statements include the accounts of NuTone Inc. (U.S.) and its wholly owned subsidiary, NuTone Canada Inc.

     Certain properties, while historically part of the Company, have been excluded from these financial statements, as the related assets, liabilities and costs will not be a part of the proposed transaction. These properties, at December 31, 1997, are non-operating and are not material to the Company's financial position or 1997 results of operations.

2.  NATURE OF BUSINESS:

     The Company is principally engaged in the manufacturing and sale of household fixtures, such as ventilation fans and heaters, range hoods, door chimes, bathroom cabinets, and intercom systems. The Company's primary manufacturing operations are located in Cincinnati, Ohio and the Company also has a manufacturing facility in Coppell, Texas. Approximately 99% of its 1997 sales were to customers in the United States and Canada.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The following is a summary of the significant accounting policies followed in the preparation of these consolidated financial statements.

     a. Basis of Presentation: The Company's consolidated financial statements, which have been prepared on the basis of U.S. generally accepted accounting principles, reflect the actual results of operations, financial position, changes in shareholder's net investment, and cash flows as if it were a separate stand-alone entity for all periods presented. The financial statements do not reflect the goodwill resulting from the acquisition of the Company by Williams in 1991, as "push down accounting" has not been utilized.

     General corporate overhead expenses related to Williams' corporate headquarters and common support functions have been allocated to the Company, to the extent such amounts are applicable to the Company, based on the ratio of the Company's budgeted sales to budgeted sales of all companies within the Williams U.S. consolidated group. Management believes these allocations are reasonable. However, the costs of these services charged to the Company are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions as a stand-alone entity. As a result of the proposed sale described in Note 1, the Company, or the acquirer, will be required to perform certain of these functions using its own resources, or purchased services, and will be responsible for the costs and expenses associated with the management of the Company.

     The financial information included herein may not necessarily reflect the consolidated results of operations, financial position and cash flows of the Company which would have resulted had the Company been a separate, stand-alone entity during the period presented.

     b. Basis of Consolidation: The consolidated financial statements include the accounts of NuTone Inc. and its wholly-owned subsidiary, NuTone Canada Inc. All significant intercompany transactions and accounts have been eliminated.

                           NUTONE INC. AND SUBSIDIARY

     c. Foreign Currency Translation: For international operations, assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the year. Translation adjustments, resulting from fluctuations in exchange rates, are included in shareholder's net investment.

     d. Use of Estimates: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     e. Research and Development Expenses: Research and development expenses are charged to operations as incurred. Research and development expense was approximately $1,377,000 for the year ended December 31, 1997.

     f. Inventories: Inventories are stated at the lower of cost or market, with cost being determined on the last in, first out (LIFO) method.

     g. Property, Plant and Equipment: Property, plant and equipment, including the cost of certain tooling, is recorded at cost and depreciated on the straight-line basis over the following useful lives:

Buildings...................................................  40 years
Building improvements.......................................  10 years
Machinery and equipment.....................................  4 to 10 years
Furniture, fixtures and computer equipment..................  5 to 10 years
Tools and dies..............................................  5 years

     Repairs and maintenance expenditures are charged to income as incurred, whereas replacements, betterments and improvements are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in operations.

     h. Product Warranty Expense: The estimated amount of product warranty costs is accrued in the period in which the related sale is made.

     i. Advertising Costs: The Company expenses advertising costs the first time the advertising takes place. Advertising expense was $4,942,000 for the year ended December 31, 1997.

     j. Income Taxes: The Company's operations have historically been included in the income tax returns filed by a subsidiary of Williams. However, income tax expense in the Company's consolidated financial statements has been calculated as if the Company had filed separate tax returns for all periods presented.

     The Company is a member of a consolidated U.S. tax group. Under a tax sharing agreement with intermediate and ultimate parent companies, the Company is not charged for taxes on its operations. The Company's current tax provision has been accounted for as a capital contribution.

     k. Statement of Cash Flows: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

                           NUTONE INC. AND SUBSIDIARY

4.  INVENTORIES:

     At December 31, 1997, inventories were as follows:

                                                              (IN THOUSANDS)
Raw materials and work-in-process...........................     $13,738
Finished goods..............................................      14,665
                                                                 -------
                                                                  28,403
Less reserve for LIFO valuation.............................      23,599
                                                                 -------
Total inventories...........................................     $ 4,804
                                                                 =======

5.  PROPERTY, PLANT AND EQUIPMENT:

     At December 31, 1997, property, plant and equipment consisted of:

                                                              (IN THOUSANDS)
Land, building and improvements.............................     $13,828
Machinery and equipment.....................................      20,697
Furniture, fixtures and computer equipment..................       5,997
Tools and dies..............................................      13,999
Construction in progress....................................       3,150
                                                                 -------
                                                                  57,671
Less accumulated depreciation...............................      39,459
                                                                 -------
                                                                 $18,212
                                                                 =======

6.  LONG-TERM DEBT TO SUBSIDIARY OF PARENT COMPANY:

     The Company has a promissory note payable to a wholly-owned subsidiary of the Parent of $131,000,000, due on September 7, 2001. Interest is paid in semi-annual installments in June and December at a rate of 8.5%.

7.  EMPLOYEE BENEFIT PLANS:

     The Company has a defined contribution plan covering predominantly non-union employees of NuTone Inc. (U.S.). Under the Plan, participants can elect to defer up to 10% of their eligible earnings on a pre-tax basis, with the Company matching 50% of the first 5% of deferred earnings. During 1997, the Company's contribution to the plan was $347,000.

     The Company has six noncontributory defined benefit pension plans (the "Plans") covering substantially all employees, with benefits for salaried employees based on years of service and the employee's career compensation, and benefits for hourly paid employees based on years of service. The Company accrues expense for the Plans in accordance with generally accepted accounting principles and makes contributions to the Plans in accordance with an agreed funding policy, which are deductible for federal income tax purposes.

     At December 31, 1997, substantially all of the assets of the defined benefit plans were included with those of other Williams subsidiaries in the United States and held as part of a master trust. Plan assets, as stated below, represent the Company's proportionate share of the net assets of the master trust.

                           NUTONE INC. AND SUBSIDIARY

     The following table sets forth the principal Plans' funded status and amounts recognized in the Company's balance sheet, utilizing information from the latest actuarial valuation date, December 31, 1997:

                                                               NUTONE     NUTONE
                                                               (U.S.)     (U.S.)
                                                              SALARIED    HOURLY
                                                              --------    -------
                                                                (IN THOUSANDS)
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, primarily vested..........  $42,851     $25,383
                                                              =======     =======
Projected benefit obligation for services rendered to
  date......................................................  $46,816     $25,383
Plan assets at fair value, primarily cash equivalents and
  marketable securities.....................................   37,350      23,086
                                                              -------     -------
Projected benefit obligation in excess of plan assets.......    9,466       2,297
Unrecognized net gain (loss) from past experience different
  from that assumed and effects of changes in assumptions...    3,920         723
Unrecognized prior service cost.............................       --      (1,012)
Additional minimum liability................................       --         289
                                                              -------     -------
Accrued pension liability...................................  $13,386     $ 2,297
                                                              =======     =======

     The deferred tax asset associated with employee pensions and other benefits is disclosed in Note 9.

     Net pension expense, reflected in both cost of sales and general and administrative expenses, for the year ended December 31, 1997, included the following components:

                                                            NUTONE     NUTONE
                                                            (U.S.)     (U.S.)
                                                           SALARIED    HOURLY
                                                           --------    -------
                                                             (IN THOUSANDS)
Service cost.............................................  $   910     $   363
Interest cost............................................    3,335       1,851
Actual return on plan assets.............................   (4,424)     (2,637)
Net amortization and deferral............................    1,374         906
                                                           -------     -------
Net pension expense......................................  $ 1,195     $   483
                                                           =======     =======

     For 1997, the discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 7.5% and 4.5%, respectively. The expected long-term rate of return on assets was 9%.

8.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:

     The Company provides certain medical and life insurance benefits to eligible retired employees. Hourly employees at the Cincinnati, Ohio location covered by a collective bargaining agreement, hired before June 12, 1992, and non-union employees, hired before January 1, 1994, generally become eligible for retiree medical and life insurance benefits on retirement. Pre-age 65 retirees are paid covered medical expenses, including drugs, less deductibles or co-payments. Post-age 65 retiree medical expenses are offset by Medicare benefits.

                           NUTONE INC. AND SUBSIDIARY

     The following table sets forth the funded status and amounts recognized in the Company's balance sheet at December 31, 1997:

                                                              (IN THOUSANDS)
Accumulated postretirement benefit obligation:
  Retirees..................................................     $17,234
  Fully eligible active participants........................       5,347
  Other active participants.................................       5,084
                                                                 -------
     Total unfunded accumulated postretirement benefit
      obligation............................................      27,665
Unrecognized net gain.......................................       1,555
                                                                 -------
  Accrued postretirement benefit obligation.................     $29,220
                                                                 =======

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8% in 1997, declining by 1% in 1998 and declining by 0.5% thereafter through 2004 to an ultimate rate of 4.0%. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation, as of December 31, 1997, would have increased by $3,570,000. The effect of this change on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1997 would have been an increase of $381,000.

     The deferred tax asset associated with employee pensions and other benefits is disclosed in Note 9.

     The components of net periodic postretirement benefit cost for the year ended December 31, 1997 were as follows:

                                                              (IN THOUSANDS)
Service cost................................................      $  431
Interest cost on accumulated post retirement benefit
  obligation................................................       2,064
Net amortization............................................         (26)
                                                                  ------
          Total expense.....................................      $2,469
                                                                  ======

     The discount rate used in determining the accumulated postretirement benefit obligation and net periodic postretirement benefit cost was 7.5% as of December 31, 1997.

9.  INCOME TAXES:

     The following table presents the principal components of the difference between the U.S. federal statutory income tax rate and the effective tax rate for the year ended December 31, 1997:

Federal income tax rate.....................................   35%
Tax effect of foreign losses................................   (1)%
Effect of state and local taxes, net of federal tax
  benefit...................................................    5%
                                                               --
Effective tax rate..........................................   39%
                                                               ==

     The Company's tax provision includes a provision for income taxes in foreign tax jurisdictions.

                           NUTONE INC. AND SUBSIDIARY

     The following table presents the U.S. and foreign components of income tax expense for the year ended December 31, 1997:

                                                              (IN THOUSANDS)
Income tax expense (benefit):
  Current:
     Federal................................................      $4,327
     State and local........................................       1,256
     Foreign................................................          15
  Deferred:
     Federal................................................        (443)
     State and local........................................        (112)
                                                                  ------
          Total income tax expense..........................      $5,043
                                                                  ======

     Deferred income tax liabilities are taxes that the Company expects to pay in future periods. Conversely, deferred income tax assets are tax benefits recognized for expected reductions in future taxes payable. Deferred income taxes arise because of differences in the financial reporting and tax bases of certain assets and liabilities. Deferred income tax assets and liabilities included in the balance sheet at December 31, 1997 were as follows:

                                                              (IN THOUSANDS)
Deferred income tax assets:
  Employee pensions and other benefits......................     $17,804
  Accrued warranty..........................................       2,996
  Balance sheet reserves and allowances.....................       3,258
                                                                 -------
          Total deferred income tax assets..................      24,058
                                                                 -------
Deferred income tax liabilities:
  Property, plant, and equipment............................       3,997
  Accounts receivable.......................................       1,058
                                                                 -------
          Total deferred income tax liabilities.............       5,055
                                                                 -------
          Total net deferred income tax assets..............     $19,003
                                                                 =======

10.  LEASES:

     The Company leases manufacturing and warehouse facilities and other equipment under various operating leases. Total rent expense for the year ended December 31, 1997 was approximately $1,309,000.

     Future minimum rental payments required under all leases that have remaining noncancelable lease terms in excess of one year, as of December 31, 1997, are as follows:

                                                              (IN THOUSANDS)
1998........................................................      $  995
1999........................................................       1,053
2000........................................................         616
2001........................................................         424
Thereafter..................................................          --
                                                                  ------
          Total minimum payments required...................      $3,088
                                                                  ======

                           NUTONE INC. AND SUBSIDIARY

11.  RELATED PARTY TRANSACTIONS:

     Management fees charged to the Company by its Parent in 1997 were $1,676,000.

     The Company maintains a revolving loan with a fellow wholly-owned subsidiary of the Parent. The loan has no stated due date and is due and payable upon demand by this subsidiary. The Company is charged interest on outstanding balances, based on the prime rate (8.5% at December 31, 1997), which is payable monthly. In situations where the Company has advanced funds to this subsidiary, it receives interest at the prime rate less 1%. Interest expense, net of interest income, on this revolving loan and on the long-term debt discussed in
Note 6, was $11,852,000 in 1997.

12.  MAJOR CUSTOMER:

     The Company derived approximately 22% of its consolidated net sales from one customer in 1997.

13.  CONTINGENCIES:

     The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company has established accruals for matters that are probable and reasonably estimable. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on the financial position or results of operations of the Company.

                      (This page intentionally left blank)

                      (This page intentionally left blank)

                            [INSIDE BACK COVER ART]

[Palladian wood window with red background picture]

A palladian wood window produced at the Company's SNE facility and marketed under the Vetter(R) brand name.

[Crestline(R) and Vetter(R) windows on wood house picture]

The Company's Crestline(R) and Vetter(R) windows are available with primed or aluminum clad exteriors. Window styles include single hung, double hung, casement, awning, sliding, angle bay and bow windows.

[Picture of white house with vinyl siding]


Vinyl siding produced by Variform(R). Additionally, the Company also manufactures vinyl and wood windows and patio doors marketed under the Crestline(R) and Vetter(R) brand names, as well as vinyl windows and patio doors under the Great Lakes(R) name.


[Picture vinyl bow window]

A premium, all vinyl bow window with a wood grain finish produced by Great Lakes(R).

             ======================================================

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SHARES OF COMMON STOCK TO ANYONE OR BY ANYONE IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE INFORMATION SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Special Cautionary Notice Regarding
  Forward-Looking Statements........    3
Available Information...............    4
Incorporation of Certain Documents
  by Reference......................    4
Prospectus Summary..................    5
Risk Factors........................   12
Recent Developments.................   16
Use of Proceeds.....................   18
Dividend Policy.....................   18
Capitalization......................   19
Price Range of Common Stock.........   20
Selected Historical Consolidated
  Financial Data....................   21
Unaudited Pro Forma Condensed
  Consolidated Financial Data.......   23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   32
Business............................   41
Management..........................   51
Principal Stockholders..............   52
Description of Capital Stock........   54
Description of Certain
  Indebtedness......................   57
Underwriting........................   59
Legal Matters.......................   60
Experts.............................   60
Additional Information..............   60
Index to Consolidated Financial
  Statements........................  F-1

             ======================================================
             ======================================================

                                2,000,000 SHARES


                                  NORTEK, INC.

                                  COMMON STOCK
                            -----------------------

                                   PROSPECTUS
                            -----------------------
                            BEAR, STEARNS & CO. INC.

                            PAINEWEBBER INCORPORATED

                      WASSERSTEIN PERELLA SECURITIES, INC.
                                           , 1998
             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, other than the underwriting discounts and commissions. All amounts shown below will be paid by the Company. All amounts shown are estimates except for the various filing fees.

Filing Fee -- Securities and Exchange Commission............  $ 21,712
National Association of Securities Dealers Inc. Filing
  Fee.......................................................  $  7,860
Listing Fee -- The New York Stock Exchange..................  $  8,050
Blue Sky fees and expenses..................................  $  3,000
Legal fees and expenses.....................................  $300,000
Accounting fees and expenses................................  $200,000
Transfer Agent and Registrar fees and expenses..............  $  5,000
Printing, Engraving and Mailing expenses....................  $150,000
Miscellaneous expenses......................................  $ 54,378
                                                              --------
          Total.............................................  $750,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit.

     The Company's Restated Certificate of Incorporation provides that its directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. The Company's By-Laws further provide that the Registrant shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

     The directors and officers of the Company are covered under directors' and officers' liability insurance policies maintained by the Company.

ITEM 16.  EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   1      Form of Underwriting Agreement regarding the issuance and
          sale of the Common Stock between Nortek, Inc. and the
          Underwriters.
   2      Stock Purchase and Sale Agreement dated March 9, 1998
          between NTK Sub, Inc. and NuTone Inc. (incorporated by
          reference to Exhibit 2 to Form 8-K/A filed on March 18,
          1998).
   4      Specimen of Common Stock Certificate+.
   5      Opinion of Ropes & Gray regarding the legality of the
          securities being registered+.
  23.1    Consent of Arthur Andersen LLP.
  23.2    Consent of Coopers & Lybrand L.L.P.
  23.3    Consent of Grant Thornton LLP.
  23.4    Consent of Ropes & Gray (included in Exhibit 5).
  24      Powers of Attorney+.


---------------
* To be filed by amendment.

+ Previously filed.


ITEM 17.  UNDERTAKINGS

     S-K Item 512(b). The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     S-K Item 512(h). Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     S-K Item 512(i).  The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Providence, State of Rhode Island, on the 8th day of May, 1998.


                                          NORTEK, INC.

                                          By: /s/ RICHARD L. BREADY
                                            ------------------------------------
                                            Name: Richard L. Bready
                                            Title: Chairman, President and
                                               Chief Executive Officer

                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the 8th day of May, 1998.



                      SIGNATURE                                            TITLE
                      ---------                                            -----
                            *                          Chairman, President and Chief Executive
-----------------------------------------------------    Officer (Principal Executive Officer) and
                    Richard L. Bready                    Director

                            *                          Vice President, Controller and Chief
-----------------------------------------------------    Accounting Officer (Principal Accounting
                      Almon C. Hall                      Officer)

                            *                          Vice President, Treasurer and Director
-----------------------------------------------------    (Principal Financial Officer)
                    Richard J. Harris

                            *                          Director
-----------------------------------------------------
                    Phillip L. Cohen

                            *                          Director
-----------------------------------------------------
                    William I. Kelly

                            *                          Director
-----------------------------------------------------
                     J. Peter Lyons

              By /s/ RICHARD L. BREADY
  -------------------------------------------------
                  Richard L. Bready
                  Attorney-in-fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
     1    Form of Underwriting Agreement regarding the issuance and
          sale of the Common Stock between Nortek, Inc. and the
          Underwriters
     2    Stock Purchase and Sale Agreement dated March 9, 1998
          between NTK Sub, Inc. and NuTone Inc. (incorporated by
          reference to Exhibit 2 to Form 8-K/A filed on March 18,
          1998)
     4    Specimen of Common Stock Certificate+
     5    Opinion of Ropes & Gray regarding the legality of the
          securities being registered+
    23.1  Consent of Arthur Andersen LLP
    23.2  Consent of Coopers & Lybrand L.L.P.
    23.3  Consent of Grant Thornton LLP
    23.4  Consent of Ropes & Gray (included in Exhibit 5)
    24    Powers of Attorney+


---------------
* To be filed by amendment.


+ Previously filed.